49

07022973

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Resolution plc

*CURRENT ADDRESS Juxon House
100 St. Paul's Churchyard
London EC4M 8BU

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 2 2007
THOMSON FINANCIAL

FILE NO. 82- 35079   FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 4/27/07

APPENDIX A3: DOCUMENTS SENT TO SHAREHOLDERS

AR/S
12-31-05

Annual Report and Accounts 2005



Resolution plc

- IFRS operating profit of £180.4m.*

IFRS reporting requires the former Resolution Life Group to be accounted for as an acquisition; consequently only its profits from 6 September 2005, when the merger completed, have been included.

- European embedded value (EEV) per share of £5.90 increased by 6% from 30 June 2005.

- Four-way fund merger completed, increasing the EEV by £48.4 million after tax.

- Proposed final dividend of 13.21p per share, making 19.81p for the year, equivalent to an 11% increase.

- Dividend growth rate increased to 13% per annum from 2006 through to 2009.

* Before amortisation of acquired in-force business, non-recurring items, short term investment fluctuations, financing costs and tax.

Share price performance

The investment markets gave a positive reception to the announcement of the proposed merger between Britannic plc and Resolution Life Group Limited in June of 2005.

Resolution plc's share price increased by over 40% for the year, significantly outperforming the FTSE-250 and all other UK life assurance stocks.


Share price (pence)
700
650
600
550
500
450
400
Dec-04
Mar-05
May-05
Jul-05
Aug-05
Oct-05
Dec-05
Resolution
FTSE 250

Improved performance in asset management

Asset management profits and sales increased significantly in 2005, building on improved fund performance, positive investment markets and tight cost control.

Sales through IFAs were very strong, accelerating in the second half of the year.

Retail sales through IFAs £233m +130%


£m
160
140
120
100
80
60
40
20
0
H1 2004
H2 2004
H1 2005
H2 2005

Policyholder assets £35bn


Equities 27%
Fixed interest 60%
Cash 7%
Property 6%

33% of total assets were invested in equities and property. Higher proportions of fixed interest investments are used to finance policyholder guarantees.


Unit-linked 21%
Non-profit 16%
With-profit 63%

Resolution aims to maintain a balanced book of business across different product classes.

History of the closed fund sector

Consolidation in the closed fund sector has occurred for many years. More recently, larger life assurance companies have closed to new business, driven by the ongoing concentration of new business flows, a more challenging regulatory environment and lower investment returns.

This has created a substantial target acquisition market for Resolution, which we believe will grow.



Bull market in equities
Over optimistic management
1980s
1990s
Excess capital and with-profits capacity
Marketing led fight for market share
Lower investment returns and tougher regulatory environment
Early 2000
Sub scale business models
Closed life funds in the UK (£191bn)[1]
Today
Self managed run-off
Specialist in-force managers

[1] Source: FSA Insurance Sector Briefing report, September 2004, based on December 2003 data

The history of Resolution plc

Britannic Group plc closed to new business in 2003 and embarked on a new strategy of acquiring other closed life businesses. Resolution Life Group Limited was formed in 2004 specifically to acquire closed life funds.

The merger completed on 6 September 2005, creating Resolution plc.



Predecessor to Britannic founded
Britannic restructuring
Cornhill acquisition
Century acquisition
1866...
2003
2004
2005
Resolution plc
Resolution Life formed
RSA Life acquisition
Swiss Life (UK) acquisition

Organisation and location

The life division is responsible for running all of the life companies in the Group. It outsources the policy administration to the service company and investments to our asset management business.



Resolution plc Corporate Headquarters London
Asset management Glasgow
Life division Wythall
Management services Wythall
Phoenix Life Group Liverpool
Britannic Assurance Wythall

Resolution



Clive Cowdery
Chairman

Investors and policyholders are benefiting from a focused approach to managing in-force life funds.

This has been a transformational year for Resolution plc. The merger between Britannic Group plc and Resolution Life Group Limited, which completed on 6 September 2005, has produced a clear leader in the consolidation of UK life funds. Our rigorous approach to financial and operational management of in-force life funds is already delivering tangible benefits to investors and policyholders.

Merger integration

After a period of planning, we set about integrating the businesses in the final quarter of 2005 after the merger completed. This has gone smoothly as we applied our experience and lessons learned from bedding down previous transactions. We set ourselves the target of generating total synergies of at least £30 million per annum by the end of 2007 and subsequently, increased this target to £38 million per annum (£20 million from cost savings and £18 million from asset management profits). We remain confident of meeting this target.

2005 results

We have adopted International Financial Reporting Standards (IFRS) and European Embedded Value (EEV) reporting across the whole of Resolution plc in 2005. The move to IFRS reporting requires us to account for the merger as an acquisition of the former Resolution Life Group (RLG); consequently, only the IFRS profits of the former RLG post the completion of the merger on 6 September 2005 are included. On this basis, the IFRS operating profit for 2005 was £180.4 million before amortisation of acquired in-force business, non-recurring items, short term investment fluctuations, financing costs and tax.

The EEV per share increased by 6% to £5.90 in the second half of the year benefiting from management actions to restructure life company assets. The EEV does not include the value of targeted merger synergies from cost savings or increased asset management profits.

Dividend

The Board reviewed the dividend policy following the merger and is accelerating the rate of growth to 13% per annum in 2006 through to 2009, from the current policy of 11% per annum growth to 2009. The final dividend is proposed to be 13.21 pence per share, making 19.81 pence per share in total, representing an 11% increase for 2005. In reviewing the dividend, the Board took into account the strengthened dividend paying capacity following the merger, current and prospective EEV earnings and the strong projected cashflows underpinning the Group. From 2010, we have modelled 2% per annum dividend growth, absent further value creating activities such as restructuring or acquisitions.

Customer strategy

Resolution has over 5 million policyholders, many of whom have lost touch with sources of financial advice. We have set up clearer communication channels, including telephone support from qualified staff to provide more transparency for customers in understanding their options. Customers have already benefited from management actions to maintain strong, or improved equity backing ratios and from the fixing of with-profit policy administration expenses, which immunises them from expense risk as funds run off. Over 130,000 of our customers received significantly higher payouts on their with-profit policies following the restructuring of life funds. We passionately believe that customers are better off with Resolution, as an active manager of in-force life funds, than in a smaller stand-alone closed fund.

Regulatory environment

The Individual Capital Assessment regime should provide stability for capital planning in life funds, once fully implemented. This, together with the continuing roll-out of the FSA's Treating Customers Fairly programme, to which we are fully committed, provides the regulatory background for the Group's activities.

Resolution staff

The Board wishes to thank all of the Group's employees for their commitment and contribution through a period of significant change. Their dedication and focus are instrumental to the future success of the business.

The Board

The merger of Britannic Group plc and Resolution Life Group Limited produced a strong Board with considerable experience in financial services. Details of individual Board members can be found on pages 24 to 25. Our thanks go to Graham Singleton, Brendan Meehan and Ian Maidens for stepping back from their previous Board responsibilities and taking senior management roles in the enlarged Group, thereby facilitating the merger.

Outlook

During 2006, Resolution will use its competitive advantages and expertise to build on the significant value that has been created for its investors and policyholders in 2005.

We see further restructuring potential from our existing assets, scope to build on improving fund performance and third party sales in asset management, and an opportunity to sell products and services to our 5 million policyholders. Merger synergies from cost savings and the step up in asset management profits will also begin to be realised in 2006.

We continue to believe that the dynamics of the life assurance sector will lead to further closures to new business and that the sale of closed funds to specialist managers will remain an attractive option. Against a backdrop of buoyant capital markets, disposals will be more strategically driven and timing remains unpredictable. Resolution remains well placed to take advantage of wider consolidation in the life sector, having stable cashflows, strong management and proven expertise in the management of in-force portfolios.

Clive Cowdery
Chairman



Paul Thompson
Group Chief Executive

We have the expertise to integrate acquisitions efficiently, whilst driving out value for investors and policyholders.

Our life and asset management businesses performed strongly in 2005. The European Embedded Value (EEV) per share increased by 6% to £5.90 in the second half of the year with restructuring benefits coming through strongly, asset management profits and sales were up and solid progress was made towards achieving our targeted merger synergies. Our underlying operating profits on both a statutory IFRS and EEV basis were strong. We also accelerated our dividend growth rate to 13% for 2006 through to 2009, from 11% in 2005.

Merger integration

The integration of the Britannic and Resolution Life Group businesses made good progress. We are on track to deliver the estimated cost synergies of £20 million per annum by the end of 2007 with an estimated one third of those savings being achieved in 2006. The savings will materialise from rationalising life company structures, management processes, property, external spend and finance systems. Our estimate of integration costs to achieve these savings remains at £28 million, with £2 million incurred in 2005.

Life company restructuring

In managing our existing life company assets, we look at ways to apply the benefits of scale and efficiency to our in-force book.

At the end of 2005, the previously announced four-way merger of life businesses was completed. As a result of this fund merger, together with the natural emergence of surplus in the business, a dividend of £251 million was paid by the life division to Group in March 2006. The fund merger resulted in an after tax increase in the EEV of £48.4 million, principally from financial synergies.

On 3 April 2006, Resolution's life division completed a further restructuring which resulted in the ownership of Alba Life, previously owned by the Britannic Assurance with-profit funds, transferring to Resolution Life Limited (a wholly-owned subsidiary of Resolution plc). The terms of this transaction were reviewed by an independent actuary, Nick Dumbreck of Watson Wyatt, who reported to the boards of Britannic Assurance and Alba Life on the impact of the restructuring on policyholders. The independent actuary's terms of reference were agreed with the FSA. The EEV of Alba Life as at 31 December 2005 was approximately £214 million and the restructuring is expected to lead to an increase in the EEV of Resolution plc of approximately £50 million in the first half of 2006. The restructuring was funded using internal resources and achieves Resolution's target return on capital for closed fund acquisitions of 12% per annum including synergies.

As a result of the Alba Life restructuring and the associated reduction in the risk profile of the with-profit funds of Britannic Assurance, combined with improving investment conditions and enhanced asset/liability matching, the Britannic Assurance Board has been able to approve the distribution of a larger proportion of the surplus within the company's with-profit funds. In practice this accelerated distribution will have little impact on policies in the Ordinary Branch with-profit fund in the near future, but it is expected that payouts on with-profit policies in the Industrial Branch fund, in which a significant proportion of the policies are expected to mature in the next few years, will be increased by between 5% and 20% at the next bonus review date.

The Alba Life restructuring is another example of Resolution acting to enhance or accelerate distributions to policyholders by removing or reducing constraints within a with-profit fund.

Management see further restructuring opportunities from the existing in-force book in 2006.

Results

The European Embedded Value increased to £2,131 million at 31 December 2005, from £2,004 million at 30 June 2005, including goodwill of £145 million principally from our asset management business, and before allowing for the final dividend. This increase does not include the value of future merger synergies from cost savings or increased asset management profits.

IFRS profits for 2005 amounted to £180.4 million, including the IFRS profits of the former RLG from the completion of the merger on 6 September 2005 to the end of the year.

Following the harmonisation of reporting bases of the previous two groups using EEV methodology, the pro forma operating profit for the Group for the discrete second half of 2005, including EEV life profit, amounted to £85.8 million.

Life division

EEV operating profit for the life division for the 6 months to 31 December 2005 amounted to £84.9 million.



In addition, maintaining a high equity weighting in some of our life funds contributed towards an £87.9 million uplift in the EEV profit before tax.

We seek to de-risk our operations where we see levels of risk inconsistent with a run-off business. There is considerable focus on asset/liability matching and hedging interest rate risks resulting from guarantees. In the first half of the year, we substantially reduced structural longevity risk in with-profit funds through the sale of annuity blocks totalling £3.6 billion.



Management services

Our service company provides policy administration services to the life division through both in-house and outsourcing arrangements. It is also responsible for merger integration and delivering costs synergies.

Profits on an IFRS basis were £3.6 million for 2005, representing the expected 5% margin on the main administration contract with Britannic Assurance and some synergy benefits emerging from the successful integration of the Allianz Cornhill life operations and Century Life acquisitions.

In 2006, we will review the potential for policy administration from off-shore providers.

Asset management

Our asset management business made strong progress during the year. Profits increased by 18% to £11.8 million benefiting from tight cost controls, increased revenues from higher equity markets and third party sales, and new assets under management from the acquisition of the life operations of Allianz Cornhill and Century Life. Retail sales increased by 39% to £248 million following fund launches and improved investment performance. There was particularly strong support from IFAs where sales grew by 130% over the year to £233 million, accelerating in the second half. Sales continued to be buoyant in 2006. Management have engineered a strong turnaround of the business in recent years and are building a fund manager with scale, dynamic marketing and significantly improved fund performance. In May 2006, the business will be rebranded Resolution Asset Management.

Asset management profits are set to grow significantly, following the completion of negotiations with F&C Asset Management plc to internalise £20 billion of Phoenix Life Group assets. The transfer of the funds was largely completed at 31 March 2006, increasing our total funds under management to £38 billion, including approximately £35 billion of policyholder assets. As a result of the internalisation, we estimate that additional profits before tax in the first full three years will increase by £18 million per annum, trending down to around £10 million per annum by 2014 as funds gradually run off. The cost of this transaction will be £27 million, consistent with our earlier estimate, which will be paid in April 2006.

Capital

Strong capital and cashflows underpin the financial strength of Resolution plc. In managing our balance sheet, we target financial metrics of an "A" category senior debt rating, indicating a target gearing ratio of around 25%, based on debt to gross EEV. Movements in the gearing ratio will reflect both the capital flows that management can generate and also the financing of future acquisitions.

In March 2006, we completed the purchase of the preference shares that the Royal & Sun Alliance Insurance Group plc held in Resolution, for 87% of the par value and total cash consideration of £100 million, including accrued dividends. We have reflected the terms of the buyback of these preference shares in their market value for EEV purposes as at 31 December 2005. This increased the 2005 EEV by £19.2 million.

Very strong investor demand enabled us to raise gross proceeds of £500 million through a successful Innovative Tier 1 hybrid capital transaction in November 2005. The net proceeds were used to pay down the majority of our senior debt, leaving £85 million outstanding at 31 December 2005. The gearing ratio at the end of the year was 24.7%[1], which reduced to a pro forma 22.0% following the purchase of the preference shares.

Customer strategy

Our customer management strategy aims to build on our efforts to improve communication with policyholders, which can also improve policy retention rates. We are offering access to independent advice, where an IFA does not already exist. In addition, we are marketing simple retail products sourced from third party providers, including protection, health, funeral, motor and home plans to our existing policyholders.

Whilst these projects are in the pilot stage, early results are encouraging and we plan a broader business roll-out in the second half of 2006 and into 2007.

Over 130,000 of our customers received significantly higher payouts on their with-profit policies following the restructuring of life funds, where we have been able to distribute the inherited estate. With-profit policyholders of the former Swiss Life UK and Phoenix Assurance will have received among the highest payouts from maturing policies in the whole of the UK life insurance industry.

Summary

We have made excellent progress towards delivering the benefits of the merger, whilst also creating value for shareholders and policyholders from restructuring life assets. These achievements make us well positioned to seek new acquisitions.



Paul Thompson
Group Chief Executive

Where is value being created?



Emergence of surplus
Run-off of embedded value over time
Release of solvency capital
Life division
Financial and capital management
Asset / liability management
Capital efficiencies
Restructuring
Life division
Operating synergies
Economies of scale
Customer revenue
Asset management
Management services
Asset management

1 Calculated as the total of senior debt, preference shares and hybrid capital as a percentage of total EEV equity and senior debt.

Resolution



Mike Biggs
Group Finance Director

Appropriate financial disciplines are in place across the enlarged Group.

Introduction

This has been a year in which there have been significant changes in the way that the Group's primary and supplementary financial statements have been prepared.

With effect from 1 January 2005, all European listed groups are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Consequently, the Group's 2005 financial statements have been prepared on this basis and the comparative amounts for 2004, previously prepared under the modified statutory solvency (MSS) basis, have been restated on an IFRS basis. However, the individual financial statements of the parent company, Resolution plc (formerly Britannic Group plc) continue to be prepared in compliance with UK Financial Reporting Standards.

When compared with the MSS basis of preparation, the introduction of IFRS has resulted in financial statements which are different both in respect of the bases on which such information is prepared and in the way that information is presented. Particular changes to note with respect to the way in which the Group financial statements have been prepared this year are as follows:

- there is now only one income statement reflecting both policyholder and equity holder transactions; previously under the

MSS basis a long term business technical account and a non-technical account were prepared;

- insurance and investment contracts are differentiated under IFRS; insurance contracts continue to be accounted for in a broadly similar way to the MSS basis; however, investment contract (mainly unit-linked policies) receipts and payments are subject to deposit accounting and taken directly to the balance sheet;
- goodwill is not amortised on a systematic basis; it is now capitalised and subjected to regular impairment testing;
- dividends (both within the Group and externally) are now only recognised when they become a legal liability, whereas previously they were accounted for in the period to which they related;
- the tax charge includes both policyholder and equity holder taxation; and
- deferred tax can no longer be discounted.





The presentation of the Group's results for the year reflects the IFRS requirement to account for the combination of the Britannic Group plc and Resolution Life Group Limited (RLG) as an acquisition. The acquisition of RLG by Britannic Group plc was completed on 6 September 2005. Accordingly, only the post acquisition results of RLG are included in the Group results for the year and the comparative figures are those of the former Britannic Group, as restated to comply with IFRS requirements.

The Britannic Group presented its results for the six months ended 30 June 2005 on an IFRS basis and restated its 2004 comparatives. The restatement as at 31 December 2004 increased total equity by £16.4m to £776.4m and increased profit attributable to equity holders for the year ended 31 December 2004 by £39.1m.

The Group has adopted European Embedded Value (EEV) reporting with effect from 30 June 2005 and results on a pro forma basis of moving to EEV for the merged Group as at 30 June 2005 were published on 7 March 2006. The EEV results have been prepared using market-consistent methodology which aligns financial reporting with the way acquisitions are appraised and the business is managed. The Britannic Group previously reported its embedded value results on the Achieved Profits basis.



IFRS Group results

For the year ended 31 December 2005, the Group made a profit before equity holder tax of £259.8m (2004: £79.0m) and a profit of £161.8m after tax (2004: £83.2m). This included a post tax contribution of £42.4m from RLG covering the period from acquisition on 6 September 2005 to the end of the year. The RLG result is after the amortisation of the acquired in-force business relating to the acquisition of RLG by Resolution plc as recognised in the consolidated income statement. There were also a number of non-recurring items mainly related to the acquisitions made by the Group and to the merger of the four Phoenix life companies. The results, presented from an equity holder's perspective, are set out below.

IFRS basis financial results (after policyholder tax)

	Full year Britannic Group £m	Post acquisition RLG £m	31 December 2005 Total £m	31 December 2004 Britannic Group £m
Life division				
With-profit	15.7	5.3	21.0	10.8
Non-profit and unit-linked	43.8	38.0	81.8	24.5
Allianz Cornhill life operations	10.9	–	10.9	–
Century Life	7.2	–	7.2	–
Swiss Life UK	–	9.0	9.0	–
Longer term return on shareholders' funds	34.3	9.7	44.0	38.0
Other income and charges	3.1	–	3.1	1.4
Life division profit	115.0	62.0	177.0	74.7
Asset management	11.8	–	11.8	10.0
Management services	4.3	(0.7)	3.6	–
Group income and charges	(12.5)	0.5	(12.0)	(0.6)
Operating profit before amortisation of acquired in-force business, non-recurring items, short term investment fluctuations, financing costs and tax	118.6	61.8	180.4	84.1
Amortisation of acquired in-force business	(11.2)	(30.4)	(41.6)	–
Operating profit before non-recurring items, short term investment fluctuations, financing costs and tax	107.4	31.4	138.8	84.1
Non-recurring items				
Profit related to acquisition of Century Life	2.4	–	2.4	–
Impairment of goodwill attributed to management services	(20.0)	–	(20.0)	–
Impairment of goodwill attributed to asset management	–	–	–	(8.0)
Profit related to acquisition of Allianz Cornhill life operations	86.3	–	86.3	(4.0)
Release of deferred income liability	26.0	–	26.0	–
Post merger reorganisation costs	(2.0)	–	(2.0)	–
Fund merger costs	–	(3.8)	(3.8)	–
Fund merger benefits	–	20.9	20.9	–
Operating profit attributable to equity holders, based on a long term rate of investment return	200.1	48.5	248.6	72.1
Short term investment fluctuations	22.2	0.7	22.9	14.7
Change in equalisation provision	–	–	–	0.5
Operating profit attributable to equity holders	222.3	49.2	271.5	87.3
Financing costs	(7.5)	(4.2)	(11.7)	(8.3)
Profit before tax attributable to equity holders	214.8	45.0	259.8	79.0
Equity holders' tax	(95.4)	(2.6)	(98.0)	4.2
Profit for the year attributable to equity holders	119.4	42.4	161.8	83.2

Results of the Britannic Group

Britannic life division

- Operating profit of £115.0m (2004: £74.7m).

- Significant first time contributions from Allianz Cornhill and Century Life acquisitions.

Life division profits before tax were up 54% at £115m and include first time contributions arising from the acquisitions of the life operations of Allianz Cornhill and Century Life.

The result for with-profit business increased by £4.9m to £15.7m with several charges to profit in 2004 not being repeated in 2005.

The non-profit and unit-linked profit increased by £19.3m to £43.8m which included £17.3m due to valuation changes for annuities and term assurance. There were favourable variances attributable to corporate bond spreads and a lack of corporate bond defaults but in all other respects the business performed consistently with underlying reserves assumptions.

The performance of the Allianz Cornhill life operations continues to exceed initial expectations with full year profits on an IFRS basis of £13.7m before integration costs of £2.8m . Amortisation related to the acquired value of in-force (VIF) amounted to £4.3m.

The profit of £7.2m for the Century Life business is for the post acquisition period from 6 April 2005 to the end of the year. Amortisation related to VIF was £6.9m.

The overall return on all shareholder assets, including the assets backing the surplus in the non-profit funds, benefited from strong investment markets with actual returns exceeding the assumed rates of return. The longer term return on the surplus in the non-profit funds fell as some of these funds were used to make the acquisitions set out above.

Asset management

- Operating profit of £11.8m (2004: £10.0m).

- Good investment performance.

- New products launched.

- Total retail sales of £248m (2004: £178m).

Britannic Asset Management (BAM) produced an IFRS operating profit up by 18% at £11.8m (2004: £10.0m) which was driven by continued tight cost control, positive markets and increasing third party sales. The overall cost income ratio improved by 5% for 2005 with the ratio for this year at 71% (2004: 76%).

Investment performance was again strong with the two flagship pension funds outperforming – the pooled managed fund against peer group by 0.6% and the UK equity fund against the index by 1.1%. US, Far East and Global Equities also all outperformed by at least 1% against their respective indexes.

BAM's first joint venture fund in European equities performed very strongly and a second joint venture, in UK equities, was launched in December which has again started very positively.

Retail sales through IFAs were up 130% at £233m. Total retail sales increased by 39% compared to 2004 despite the loss of the exclusive distribution arrangement with Britannia Building Society. 65% of retail sales came in the second half of 2005 reflecting the increasing IFA franchise and investment performance.

Significant activity took place to prepare for the internalisation of funds from F&C Asset Management plc (F&C) which commenced on 1 January 2006 and which was substantially completed by 31 March 2006. This activity included adding 11 investment professionals to the front office.

Following completion of the internalisation funds under management will exceed £35bn.

As a result of the internalisation of funds a payment of £27m will be made in April. Additional one-off integration costs are expected to be approximately £4m of which £0.6m was incurred in the latter part of 2005. The Group expects profit before tax to increase by £18m per annum for the first three full years following internalisation and thereafter improvement in profit before tax will reduce to around £10m per annum by 2014, assuming the terms of the management agreements remain unchanged throughout the period.

The asset management business will be rebranded as Resolution Asset Management in May 2006.

Management services

- Operating profit £4.3m.
- Integration of Cornhill and Century completed during the year.
- Merger integration progressing well:
  - Confident of achieving estimated £20m per annum merger synergies by end of 2007; and
  - One-off cost to achieve synergies still expected to be £28m.

A management services agreement formalising the arrangements between the life companies and the service company became effective from 1 January 2005. The management services profit in 2005 is consistent with the expected margin from these agreements augmented by part year synergies from the successful integrations of the Cornhill and Century operations.

At the time of the merger between the Britannic Group and RLG it was stated that cost savings of £20m per annum were expected to arise by the end of 2007 from the administration of the merged Group's operations. A one-off integration cost of £28m is expected to be incurred in order to secure these savings. Integration work is progressing well with plans being formulated for successful delivery of the estimated synergies on time and in line with the forecast costs.

Group income and charges

Group income and charges amounted to £12.5m for the year. Corporate expenses include costs related to the adoption of IFRS and EEV, professional fees relating to the Group's credit rating and pension costs.

Total costs attributable to the merger were £43m of which £14.2m were incurred by Resolution plc and £28.8m were incurred by RLG. All the RLG costs were incurred in the pre-acquisition period and are not therefore reflected in the Group profit for the year. The Resolution plc costs comprise £5.3m of stamp duty which has been charged to the share premium account and £8.9m of professional fees which have been added to the cost of investments in subsidiaries. Consequently, there are no transaction costs of the merger directly included within the Group's profit for the year.

Non-recurring items

During the course of the year the Group acquired three businesses which, under IFRS reporting requirements, are presented as acquisitions. On 6 April 2005 Resolution plc (formerly Britannic Group plc) acquired Century Group Limited; on 6 September 2005 Resolution plc acquired Resolution Life Group Limited; and on 30 September 2005 the life operations of Allianz Cornhill Insurance plc (ACI) were transferred to the Group following the business purchase agreement signed in December 2004.

Under IFRS reporting the Group is required to place a fair value on the assets and liabilities of each business that it acquires. For acquisitions of insurance businesses writing long term business the most valuable asset is typically the present value of in-force business. The total net of tax value of in-force business from these acquisitions at 31 December 2005, after amortisation for the period from acquisition to the year end, was £566m. For financial reporting purposes this balance must be presented gross of both policyholder and shareholder taxation. Consequently, the gross value of in-force at the year end was £1,095m and there was a related deferred tax liability of £529m. These amounts will continue to be amortised in future years in line with the run-off of the underlying business and are subject to regular impairment testing. The gross amortisation attributable to equity holders shown in the income statement for 2005 is £41.6m with related tax of £19.3m included in the taxation charge for the year. The gross amortisation amount comprises £30.4m in respect of RLG, £6.9m in respect of Century and £4.3m in respect of ACI.

The Century Group was acquired for a total consideration of £47.5m, including costs. As a result of applying fair values to the acquired assets and liabilities there was an excess of net assets over consideration of £2.4m which has been recognised within the consolidated income statement.

RLG was acquired for a total consideration of £1,060m, including costs of £9m, satisfied by the issue of 164,249,733 new ordinary shares in Resolution plc. The fair value of the new ordinary shares was £1,051m, based on the closing price of the shares on 5 September 2005. The fair value of the assets acquired was £1,056m with a minority interest of £108m. The acquisition gave rise to goodwill on acquisition of £112m which, in accordance with accounting requirements, has been allocated to the appropriate business cash-generating units or, for the Group, specifically to the business segments which are expected to benefit from the synergies of the merger. The goodwill arising on acquisition has been allocated to the business segments as follows: life operations £65m, management services £30m and asset management £17m. For the management services business, these synergies are planned to be phased in over the next two years with full benefit expected by the end of 2007. Impairment testing for goodwill, however, does not permit the benefit from future restructurings to be taken into account. For this reason the Group has determined that £20m of goodwill should be impaired. Expected benefits will be reflected directly in the income statement as they arise.

The Britannic Group entered into a business purchase agreement with ACI in December 2004 to acquire the UK life business of ACI for a consideration of £116.7m. At that time a reassurance arrangement was put in place between the Britannic Group and ACI pending the transfer of the business to the Britannic Group. The assets and liabilities of the UK life business were transferred to the Group under Part VII of the Financial Services and Markets Act 2000 on 30 September 2005. At the same time the existing reassurance agreement between the Group and ACI was terminated. The application of fair values to the acquired assets and liabilities resulted in an excess of net assets over consideration of £86.3m and this has been recognised within the consolidated income statement. There has been a significant increase compared to the £64.5m profit recorded in 2004 under the Achieved Profits basis, primarily due to savings in integration costs and lower than expected lapse rates following the transfer of the portfolio.

Group pension schemes

The principal scheme is the Britannic Group pension scheme, a final salary scheme which is generally closed to new entrants. The scheme had a surplus of £93.7m at 31 December 2005 (2004: £102.1m) and consequently no contributions are currently being made by the Group to the scheme. On 1 January 2005 the majority of the benefits and risks of the Britannic Group pension scheme that were previously borne by the Britannic Assurance with-profit fund were transferred to the equity holders' funds. At the same time the management services agreement with the with-profit funds was revised to include an implicit reduction in the expense charges from 2005 for the effect of the pension contribution holiday. This has given rise to a one-off gain of £26m which is reflected in the consolidated income statement as a release of the deferred income liability set up upon the transfer of the scheme to equity holders.

In accounting for the Britannic Group pension scheme, the net impact on profit for the year is a charge of £1.6m representing the excess of the servicing and interest costs over the amortisation of the deferred income liability. Net actuarial losses for the year of £1.5m are shown in the statement of recognised income and expenses and do not impact on the income statement for the period.

The Phoenix Life Group pension scheme is closed to new members and future service accrual. It has a deficit of £5.3m on an IFRS basis. Net actuarial losses for the period from acquisition of £1.7m are shown in the statement of recognised income and expenses and do not impact on the income statement for the period.

Capital and financing

On 17 November 2005, Resolution plc issued £500m of perpetual reset capital securities which carry a coupon rate of 6.5864% per annum. This was a successful listing with the securities being approximately four times over-subscribed. The securities are listed on the London Stock Exchange.

The securities have no fixed maturity date and coupon payments may be deferred at the option of the Company; accordingly the securities meet the definition of equity for financial reporting purposes. The securities also meet the conditions for Innovative Tier 1 capital treatment in the calculation of the Group Capital Resources under the regulations prescribed by the Financial Services Authority.

The proceeds of the issue amounted to £495m after deducting the issue costs of £5m. The new funds were used principally to repay RLG's existing senior debt of £480m.

The Group has a number of with-profit funds that report on a realistic balance sheet basis. The overall surplus measured on this basis for the with-profit funds together with surpluses on other with-profit funds and the non-profit funds, being the excess of capital resources available over capital requirements is £1,547m.

Taxation

The tax charge in the consolidated income statement is a combination of tax attributable to equity holders in respect of all Group operations and tax attributable to policyholders in respect of the life operations. The accounts in prior years, prepared on the MSS basis, only included in the non-technical account the tax charge attributable to equity holders. On the IFRS basis the total tax charge will therefore not only be greater, but can vary significantly from year to year as a result of the way that policyholder taxation is calculated. The overall tax rate this year in the consolidated income statement is 54.3%.

The equity holder tax attributable to life business is based on an underlying rate of 30% with adjustments made where appropriate. The underlying rate of 30% has been used as this is the rate of tax borne by life companies on that part of the annual surplus declared which is available for transfer to the equity holders. This life equity holder tax together with the equity holder tax attributable to the non-insurance operations gives an overall equity holder tax charge of £95.4m on profits of £214.8m for the Britannic Group. The tax charge comprises £51.2m in respect of all operating activities (including non-recurring items), £48.4m in respect of the surplus in the non-profit funds, as described further below, and a £4.2m credit related to tax on the amortisation of the value of acquired in-force business. Included in the pre-tax result are certain items for which no tax charge or credit is recognised. These include the profit arising from the acquisition of ACI life operations and Century Life and the impairment of goodwill related to the management services operations.

The tax provision in respect of the surplus in Britannic Assurance's non-profit fund (previously referred to as Shareholders' Retained Capital) has been increased to £72m resulting in an increased tax charge for the year of £48.4m. As a manager of a number of closed life funds, the Group has taken the view that all of the surplus will eventually be distributed to equity holders and that it is therefore prudent to provide for tax on that basis.

Similarly, a provision has been established for the deferred tax in respect of RLG's non-profit surplus. A provision of £66m was included in the acquisition balance sheet of RLG which did not change significantly in the post acquisition period to 31 December 2005.

Results of the Resolution Life Group

RLG prepared its results on a MSS basis until 30 June 2005. Consequently, comparative figures for the six months ended on that date have been presented below on that basis. The results from 1 July 2005 have been prepared on an IFRS basis and are set out separately for the periods pre and post the acquisition date of 6 September 2005. As RLG made its first business acquisition on 30 September 2004 there are no relevant comparative figures for 2004.

RLG made a post acquisition profit of £42.4m after tax and after amortisation of acquired in-force business arising from the consolidation of the RLG results into Resolution plc. The amortisation of acquired in-force business reduced pre tax profits by £30.4m and reduced after tax profits by £15.3m. RLG made a pro forma profit of £24.8m after tax for the six months to 31 December 2005. In the first six months of the year RLG made a profit after tax on the MSS basis of £27.7m.

Financial results of Resolution Life Group

	IFRS basis 6 September to 31 December 2005 £m	IFRS basis 1 July to 5 September 2005 £m	IFRS basis Six months 31 December 2005 £m	MSS basis Six months 30 June 2005 £m
Life division results				
With-profit	5.3	6.3	11.6	12.8
Unit-linked	(4.8)	13.4	8.6	17.0
Non-profit	42.8	(9.9)	32.9	19.0
Swiss Life UK	9.0	(6.5)	2.5	0.7
Longer term return on shareholders' investments	9.7	4.8	14.5	14.5
Life division profit	62.0	8.1	70.1	64.0
Management services	(0.7)	–	(0.7)	–
Group income and charges	0.5	1.2	1.7	1.5
Operating profit before amortisation of acquired in-force business, non-recurring items, short term investment fluctuations, financing costs and tax	61.8	9.3	71.1	65.5
Amortisation of acquired in-force business	(30.4)	–	(30.4)	–
Operating profit before non-recurring items, short term investment fluctuations, financing costs and tax	31.4	9.3	40.7	65.5
Non-recurring items				
Merger costs	–	(22.8)	(22.8)	(6.0)
Unamortised balance of senior debt issue costs	–	(5.3)	(5.3)	–
Separation costs	–	–	–	(13.1)
Fund merger costs	(3.8)	–	(3.8)	–
Benefit from fund merger	20.9	–	20.9	–
Operating profit/(loss) attributable to equity holders, based on a long term rate of investment return	48.5	(18.8)	29.7	46.4
Short term investment fluctuations	0.7	0.7	1.4	8.8
Financing costs	(4.2)	(7.0)	(11.2)	(13.2)
Profit/(loss) before tax attributable to equity holders	45.0	(25.1)	19.9	42.0
Equity holders' tax	(2.6)	7.5	4.9	(14.3)
Profit/(loss) for the period attributable to equity holders	42.4	(17.6)	24.8	27.7

Life division results

The following operational commentary compares pro forma IFRS results for the full six months ended 31 December 2005 to the MSS basis results for the six months ended 30 June 2005.

Profits from with-profit funds fell by £1.2m in the second half of the year reflecting changes in bonus rates. Profits from unit-linked business almost halved in this period. While there were a number of offsetting factors, including IFRS adjustments, the result primarily reflected an increase of £7.6m in the mortgage endowment provision at year end. Similarly, the results from the non-profit business, which increased by £13.9m in the second half of the year, were impacted by a number of factors. Reductions in surrender profits and increases in deferred annuity reserves have been more than offset by improvements in expense assumptions, tax and investment margins. The Swiss Life result in the second half year benefited from favourable experience in a number of areas including the removal of new business strain on business no longer written and lower claims run off provisions on the PHI book offsetting an accelerated write-off of deferred acquisition costs.

The pro forma results for the six months ended 31 December 2005 for the with-profit business show a consistent performance in the pre and post acquisition periods. The unit-linked result benefited from the impact of moving to IFRS and reserve releases in the pre acquisition period, offset by an additional cost in relation to the new management services agreement, as referred to below. The post acquisition result was impacted by the increase of £7.6m in the mortgage endowment provision. The non-profit result in the pre acquisition period was adversely impacted by increases to deferred annuity and other reserves. The post acquisition period benefited from improvements in expense experience, tax and investment margins.

Further, in order to ensure consistency in preparing the results of the merged Group certain actuarial assumptions have been aligned. This resulted in a £15m reduction in profits in the pre acquisition period across the unit-linked, non-profit and the Swiss Life UK books of business.

Management services

Although RLG had previously outsourced its administration services, it had not established formal arrangements between its service company and its life operations until the signing of a management services agreement during 2005. With that agreement now in place all of the services provided by the Group's management services division to its life operations are now formally established. There was a small loss of £0.7m in the post acquisition period.

Group income and charges

Group income and charges of £0.5m for the post acquisition period and £1.7m for the six month period include investment income of £3.4m in the post acquisition period and £7.2m for the six months ended 31 December 2005. Investment income includes both external interest and interest receivable from policyholders in respect of loans made to the with-profit funds. Group charges include the corporate costs and salaries for the Group head office.

Non-recurring items

A number of non-recurring items affected the RLG results during the year.

Merger costs of £22.8m were incurred in the second half of the year in addition to the £6m incurred during the first half of the year. These costs include the legal, reporting accountants and compliance costs, investment bankers' fees and compromise payments made to the former directors of RLG.

As previously noted, in November 2005, Resolution plc issued £500m of perpetual reset capital securities. The proceeds from this issue were used principally to redeem RLG's outstanding senior debt. The unamortised balance of the senior debt issue costs of £5.3m, which had previously been capitalised, were eliminated in the acquisition balance sheet as a fair value adjustment. For the purposes of presenting the pro forma IFRS results this has been shown as a pre acquisition expense.

On 31 December 2005 a four-way fund merger under Part VII of the Financial Services and Markets Act 2000 was completed. This merger brought together the long term insurance businesses of Bradford Insurance Company Limited, Phoenix Assurance Limited and Swiss Life (UK) plc with Royal & Sun Alliance Linked Insurances Limited (now renamed Phoenix Life Limited). This restructuring improved capital efficiency and will reduce operating costs. As a result of this merger, for which costs of £3.8m were incurred, benefits of £20.9m have been recognised in the post acquisition period. The fund merger also facilitated the release of surplus capital previously retained within these companies.

Financing costs

Financing costs of £11.2m for the six months ended 31 December 2005 represent the interest paid on RLG's senior debt. The senior debt was repaid on 21 November 2005.

Taxation

The shareholder tax attributable to life business is based on an underlying rate of 30% with adjustments made where appropriate. The tax charge in the post acquisition period includes a credit of £15.1m related to the amortisation of acquired in-force business.

Equity holders' cash flow

The consolidated financial statements contain a consolidated cash flow statement for the year ended 31 December 2005. In conformity with the requirements of IFRS this consolidated statement comprises all of the policyholder and equity holder cash flows which have occurred during the year for the Britannic Group and the post acquisition cash flows of RLG.

The Board believes that in addition to this statement, it is helpful to make disclosure of the cash flows that have occurred in respect of the equity holders alone. This information is presented on a pro forma basis for the six months ended 31 December 2005 and shows cash flows for Resolution plc and its principal holding company subsidiaries, RLG and Resolution Life Limited. It therefore excludes cash flows within the life, management services and asset management divisions.

Pro forma cash flows (excluding cash equivalents)

Six months ended 31 December 2005

	£m	£m
Cash at 1 July 2005		54.0
Cash inflows during the period		
Dividends in respect of 2005 received from Britannic Assurance plc	55.0	
Loan received from Phoenix Life Limited	100.0	
Loan received from RL(ULPF) Limited	11.0	
Perpetual reset capital securities, net of issuance costs of £5m	495.0	
		661.0
Cash outflows during the period		
Capital injection for Resolution Management Services	(14.6)	
Loan repaid to RL(ULPF) Limited	(50.0)	
Loan repaid to Bradford Insurance Company Limited	(7.0)	
Repayment of RLG senior debt	(480.0)	
Repayment of Resolution plc senior debt	(30.0)	
Dividends to ordinary shareholders	(23.8)	
Senior debt interest paid	(14.6)	
RLG merger expenses	(28.8)	
Britannic Group merger expenses	(14.2)	
Other expenses	(9.0)	
		(672.0)
Cash at 31 December 2005		43.0

Further dividends totalling £251m have been approved by subsidiary life company boards in respect of 2005 and were received by Resolution plc and its principal holding company subsidiaries in March 2006.

EEV pro forma Group results

For the six months ended 31 December 2005, the Group made an EEV profit before tax of £160.5m and a profit of £118.4m after tax. This includes the pro forma results of the asset management and management services divisions on an IFRS basis for the six month period.

EEV per share increased to £5.90 per share (30 June 2005: £5.55), an increase of 6% reflecting an increase in embedded value to £2,130.9m (30 June 2005: £2,004.2m).

Results of the life division

- Life operating profit before tax £84.9m.
- Four-way fund merger benefits £69.1m.
- Favourable investment returns £87.9m.

The total life division EEV profit before tax, after taking account of the non-recurring items, economic experience variances and economic assumption changes is £224.9m.

Life operating profit

The EEV operating profit before tax for the life division of £84.9m was broadly in line with the expected EEV profit before tax of £87.9m. Overall operating experience variances increased profits by £39.9m, but this benefit was offset by changes to operating assumptions which amounted to a charge to profits of £42.9m.

Operating experience variances include an improvement in tax margins offset by increases in the costs of making mortgage endowment compensation and increased costs in respect of deferred annuities. Otherwise, overall experience was broadly in line with the underlying assumptions.

The changes to operating assumptions primarily arose from the implementation of the management services agreement between the RLG life businesses and Resolution Management Services and the strengthening of reserves for mortgage endowment compensation.

Non-recurring items

The synergies arising on completion of the four-way fund merger in December 2005 resulted in a one-off EEV profit of £69.1m, including synergies benefiting the value of in-force business. This profit represents the EEV profit of £48.4m grossed up at the equity holder rate of tax of 30%.

Economic experience variances

The strong performance of equity markets over the last six months of 2005, helped by favourable corporate bond spreads and lack of corporate bond defaults, resulted in positive total economic experience variances of £87.9m.

Economic assumption changes

Long term investment return assumptions have been revised following a reduction in gilt rates. This gave rise to a £17.0m charge to profits for economic assumption changes.

Other components of EEV profit

Asset management and management services

The pro forma EEV operating profits for the two non-life divisions have been included on an IFRS basis. Asset management produced profits of £5.8m for the six month period and management services operating profits of £2.0m for the same period, before non-recurring items.

Group income and charges

Group income and charges amounted to £6.9m for the six months. This is comprised of £8.6m net charges for Britannic Group and a net income of £1.7m for RLG, calculated on an IFRS basis.

Non-recurring items

A number of non-recurring items arose during the six month period, as set out below.

	Six months ended 31 December 2005 £m
Agreement on buy back of preference shares	19.2
Impairment of management services goodwill	(20.0)
RLG pre acquisition merger costs	(22.8)
Unamortised balance of senior debt issue costs	(5.3)
Post acquisition merger costs	(2.0)
	(30.9)

An agreement has been reached with Royal & Sun Alliance Insurance Group Plc to buy back preference shares issued by Resolution Life Group Limited for £100m (including accumulated interest) at 31 March 2006. The terms of the buy back of these preference shares have been reflected in the market value for EEV purposes as at 31 December 2005. This gives rise to an EEV profit of £19.2m in the 2005 results.

The other non-recurring items referred to above are as covered earlier in the Financial Review.

Market consistent value of equity and debt

Senior debt, preference shares and perpetual reset capital securities have been valued on a market consistent basis. This results in a charge of £19.2m for the six months, primarily due to the valuation of the perpetual reset capital securities. These securities are listed and have been valued at their market price of £515m in the EEV, compared to an initial cost of £495m net of issue costs. This change has been reported as an economic experience variance.

Financing costs

Financing costs for the six months amounted to £15.2m representing £11.2m of interest paid on RLG's senior debt and £4.0m of interest paid by Resolution plc on its borrowings.

Movements in embedded value

Embedded value at 31 December 2005 was £2,130.9m, an increase of £126.7m (6.3%) on the embedded value at 30 June 2005. This increase in value arises out of the EEV profit after tax (£118.4m), an increase in capital of £32.8m, the interim dividend of £23.8m and other minor items of £0.7m.

The increase in capital arose on the acquisition of RLG. It constitutes the value of shares issued to purchase the goodwill that has been allocated to the asset management (£17m) and management services (£30m) businesses less capitalised acquisition costs of £14.2m.

Financial management objectives

The intention of the Board is that on an ongoing basis the financial management objectives of the Group will be consistent with credit ratings in the "A" category. In the event of no suitable acquisition opportunities arising, the Board will return surplus capital to investors consistent with prudent financial management and maintaining a strong credit rating. In the event of a return of capital to investors, the Board will attribute funds proportionately to shareholders and holders of the perpetual reset capital securities to ensure equitable treatment of both groups of investors. This would entail the buy back of shares from equity shareholders and holding back a proportionate amount of cash for the ultimate redemption of the perpetual reset capital securities.

Dividends

An interim dividend of 6.6 pence per share was paid in October 2005. A final dividend of 13.21 pence per share is being proposed and, if approved by shareholders, would become payable on 2 June 2006. The total cost of the interim dividend was £23.8m and the proposed final dividend would amount to £47.7m. Details of the new dividend policy are given in the Chairman's Statement.

Group risk

Details of the Group's risk management framework and financial exposures are given in note 49 of the consolidated financial statements.

Michael N Biggs
Group Finance Director

Clive Cowdery

Executive Chairman, aged 42.

Clive Cowdery was previously the Chief Executive of Resolution Life Group Limited, a company that he founded in 2003. He started his career in insurance advising clients as a broker and he was previously Chairman and Chief Executive of GE's primary insurance operations in Europe (GE Insurance Holdings), with over $3 billion of premium income. The businesses he led included Europe's largest credit insurer with operations in twelve countries and life and pensions companies in the UK and France. Before joining GE in 1998, he co-founded Scottish Amicable International/J. Rothschild International, a European cross-border insurance business based in Dublin and formed in 1992. He is currently the Chairman of the not-for-profit organisation, the Resolution Foundation.

Sir Brian Williamson CBE

Non-executive director, aged 61.

Sir Brian Williamson was previously the Chairman of Resolution Life Group Limited until the merger with Britannic Group plc in September 2005. He chairs the Nominations Committee and is a member of the Audit, Risk and Compliance Committee. He is a member of the supervisory board of Euronext NV, a senior advisor to Fleming Family and Partners, Chairman of Electra Investment Trust plc and also a non-executive director of HSBC Holdings plc. He is the former Chairman of The London International Financial Futures and Options Exchange and Gerrard Group plc and a former non-executive director of The Financial Services Authority and of the Court of the Bank of Ireland.









Malcolm Williamson

Deputy Chairman and senior independent director, aged 67.

Malcolm Williamson was appointed to the Board of Britannic Group plc in March 2002 as a non-executive director, Deputy Chairman and senior independent director. He succeeded to the position of Chairman of Britannic in October 2004, a post he held until the merger with Resolution Life Group Limited in September 2005. He is a member of the Audit, Risk and Compliance Committee and Remuneration Committee. He was formerly the President and Chief Executive of Visa International Inc, Group Chief Executive of Standard Chartered plc and a non-executive director of National Grid Group plc. He currently chairs CDC Group plc and National Australia Group Europe Limited and is a non-executive director of National Australia Bank Limited, Group 4 Securicor plc, JP Morgan Cazenove Limited and Signet Group plc, and he chairs the Advisory Board of Youth Business International.

David Allvey FCA, ATII

Non-executive director, aged 61.

David Allvey was appointed to the Board of Britannic Group plc in March 2002 as a non-executive director. From October 2004 and until the merger with Resolution Life Group Limited, he was Deputy Chairman and senior independent director. He chairs the Audit, Risk and Compliance Committee and is a member of the Nominations Committee. He was formerly the Group Finance Director of Barclays Bank plc and BAT Industries plc as well as chief operating officer of Zurich Financial Services plc and a non-executive director of McKechnie plc. In addition, he was a member of the UK Accounting Standards Board for ten years. He is currently a non-executive director of Costain Group plc, Intertek plc, My Travel Group plc and William Hill plc.

Sir David Cooksey MA (Oxon)

Non-executive director, aged 65.

Sir David Cooksey was previously a non-executive director of Resolution Life Group Limited. He chairs the Remuneration Committee and is a member of the Nominations Committee. He has been active in venture capital since 1981 when he founded Advent Venture Partners, which has invested in about 180 innovative technology businesses. He became the first Chairman of the British Venture Capital Association in 1983/4 and he is currently Chairman of the European Private Equity and Venture Capital Association for 2005/6. He was appointed a non-executive director of the Establishment Investment Trust in 2002. In February 2005, he retired as a non-executive director of the Bank of England having served on the Court for eleven years and as Chairman of the committee of non-executive directors since 2001. He was Chairman of the Audit Commission from 1986 to 1995 and a Governor of the Wellcome Trust from 1995 to 1999.

Aram Shishmanian BA, MSc

Non-executive director, aged 54.

Aram Shishmanian was appointed to the Board of Britannic Group plc in November 2004 as a non-executive director. He is a member of the Remuneration and Nominations Committees. He has considerable financial services experience, most recently as a partner of Accenture, which he joined in 1976, becoming a senior partner in 1998 until 2003. He is currently an adviser to a number of companies. He is also on the International Advisory Board of the Cass Business School, City University and a trustee of Marie Curie Cancer Care.

Paul Thompson MA (Cantab), ACA

Group Chief Executive, aged 43.

Paul Thompson joined the Board of Britannic Group plc in December 2002 as Group Finance Director and was appointed to the position of Group Chief Executive in July 2003 where he oversaw the restructuring and transformation of Britannic Group plc into a closed fund consolidator. On completion of the merger with Resolution Life Group Limited in September 2005 he was appointed Group Chief Executive of the enlarged Group. Initially with Coopers & Lybrand, he then pursued a career in investment banking, first with Kleinwort Benson and then BZW. More recently he was a managing director in the financial institutions group of Merrill Lynch. He has extensive experience and knowledge of the financial services sector.



Paul Spencer BA, FCT, FCMA

Non-executive director, aged 56.

Paul Spencer was appointed to the Board of Britannic Group plc in August 2003 as a non-executive director. He is a member of the Remuneration Committee. He was associate director and treasurer of Hanson plc from 1986 to 1996 and Group Finance Director and subsequently Chief Executive UK of Royal and Sun Alliance plc from 1996 to 2002. He is currently the Chairman of National Savings and Investments, State Street Managed Pension Funds and Sovereign Reversions plc, Deputy Chairman of CMC Group plc and a non-executive director of WPP Group plc. He is an adviser to a law firm and a major accountancy firm. He is a past President of the Association of Corporate Treasurers and currently Chairman of their advisory board and a Governor of the Motability charity.

David Woods MA (Cantab), MSc, FIA

Non-executive director, aged 58.

David Woods was previously a non-executive director of Resolution Life Group Limited. He is a member of the Remuneration Committee and Audit, Risk and Compliance Committee. He qualified as a Fellow of the Institute of Actuaries in 1973 and has spent more than thirty six years working in the life insurance and investment industries both in the UK and abroad. He is currently Chairman of Royal Liver Assurance, the second largest friendly society in the UK. He was Managing Director of The Scottish Provident Group from 1988 until 2002, steering that business to the leading position in the UK protection market and subsequently managing the organisation through the process of its demutualisation and successful sale to the Abbey National Group. He is also a director of Kiln plc, Edinburgh Small Companies Trust plc and The Moller Centre for Continuing Education. He is a trustee of the Xansa Group and Scottish Provident Pension Schemes and a member of the Court of Heriot Watt University.

Mike Biggs MA (Oxon), ACA

Group Finance Director, aged 53.

Mike Biggs was previously Chief Financial Officer of Resolution Life Group Limited. He began his career at Williams & Glyns Bank as a management trainee, before joining Arthur Andersen in 1976 where he rose through the firm to become a Financial Services manager. In 1984, he took up a role as manager of finance at Hong Kong & Shanghai Banking Corporation in the UK. After three years he left to become Group Financial Controller of Morgan Grenfell, leaving the bank in 1991 to join Norwich Union as Group Financial Controller. In 1995, he became General Manager of Norwich Union's international operations and was a member of the team that demutualised and floated the Society in 1997. He was appointed Group Finance Director of Norwich Union in that year. Following the merger of Norwich Union with CGU in 2000 that created CGNU, he was made Group Executive Director responsible for CGNU's UK general insurance business. He was promoted to Group Finance Director of CGNU in 2001, a position he held until he chose to leave Aviva, the renamed CGNU business, at the end of 2003.

Directors

The names of the current directors are shown on the previous pages. Upon completion of the merger between Britannic Group plc and Resolution Life Group Limited on 6 September 2005, Clive Cowdery was appointed Executive Chairman of the merged Group, Paul Thompson was appointed Group Chief Executive and Mike Biggs was appointed Group Finance Director. Sir Brian Williamson, Sir David Cooksey and David Woods, all former Resolution Life Group Limited non-executive directors, were similarly appointed to the enlarged Group Board. Graham Singleton resigned from the Board on 6 September 2005 as Group Finance Director and was appointed as the Managing Director of the life division.

Clive Cowdery, Mike Biggs, Sir Brian Williamson, Sir David Cooksey and David Woods offer themselves for election in accordance with the Company's Articles of Association. In addition, Paul Thompson retires in accordance with the Company's Articles of Association and offers himself for re-election. The Board commend to shareholders the election of all six directors whom they regard as possessing the requisite skills and attributes to continue making significant contributions in their respective roles.

Details of directors' interests in the Company's shares are shown in the Remuneration Report. Qualifying third party indemnity provisions were put into force during the course of the year for the benefit of the directors and directors of associate companies in relation to certain losses and liabilities which they may potentially incur to third parties in the course of their duties. Apart from these indemnities no director had a material interest in any contract of significance to the Group's business except for Clive Cowdery in his capacity as Chairman of the not-for-profit organisation, the Resolution Foundation, which received a £400,000 charitable donation from the Company during the year.

Principal activities

Resolution plc (formerly Britannic Group plc) and Resolution Life Group Limited merged on 6 September 2005. Resolution plc is the holding company of the enlarged Group that specialises in the ownership and administration of closed life funds.

Resolution plc is organised into three divisions being those of life, asset management and management services.

The life division comprises those companies formerly owned by the pre merger corporate entities. The former Britannic Group plc closed fund life companies include Britannic Assurance plc, Alba Life Limited, Britannic Retirement Solutions Limited and Britannic Unit Linked Assurance Limited, and since April 2005, Century Life plc. The closed life fund companies acquired by Resolution Life Group Limited prior to the merger which comprise the Phoenix life companies, include former companies of the Royal & Sun Alliance Group and Swiss Life (UK) Group.

The majority of the assets of the life division are now managed by the in-house asset management division, Britannic Asset Management (BAM). Additionally BAM provides specialist pension fund management on a pooled and segregated basis and distributes a range of unit trusts, ISAs and PEPs.

The management services division, Resolution Management Services, provides shared services across the Group. It also provides administration services to policyholders on behalf of the Britannic life companies and has the ability to offer cost effective, efficient policy administration services to companies that wish to exit or outsource the administration of life and pensions business. Outsourced policyholder service arrangements are also in place for a number of policies written by the Britannic life companies. All servicing for Phoenix life company policyholders is outsourced to customer services operator Unisys Insurance Services Limited.

Business review

The review of the business of the Group, recent events and likely future developments are contained within the Chairman's statement, Group Chief Executive's operational review and financial review on pages 4 to 23.

Acquisitions and disposals

On 6 April 2005, the Group acquired 100% of the ordinary share capital of Century Group Limited and its subsidiaries for a total consideration of £46.4 million excluding acquisition costs.

On 6 September 2005, Britannic Group plc (renamed Resolution plc) completed a merger with Resolution Life Group Limited effected by Resolution plc issuing 164,249,733 new five pence ordinary shares in exchange for the A, B and Founder shares in Resolution Life Group Limited. The fair value of the shares issued amounted to £1,051.2 million, based on the closing bid price on 5 September 2005 of 640p per share. The total consideration including costs was £1,060.1 million.

On 30 September 2005 the Group acquired the assets and liabilities of the UK life business of Allianz Cornhill Insurance plc, by way of a transfer under Part VII Financial Services and Markets Act 2000. The rights to the economic benefits of this business had previously been acquired under a reassurance treaty, the initial consideration totalling £116.7 million.

Further details are provided in note 44 of the consolidated financial statements.

Subsequent to the year end, on 31 March 2006 the Group acquired from Royal & Sun Alliance Insurance Group plc all the preference share capital in Resolution Life Group Limited for an aggregate cash consideration of £100 million.

Further details are provided in note 48 of the consolidated financial statements.

Results and dividends

The results for the year are set out on pages 62 and 63.

The directors recommend the payment of a final dividend for the year ended 31 December 2005 of 13.21p (2004: 12.4p) per share which, together with the interim dividend of 6.6p (2004: 5.45p) per share paid on 21 October 2005, represents a dividend for the year of 19.81p (2004:17.85p) per share.

The proposed final dividend, if approved, will be payable on 2 June 2006 to shareholders on the register of members at the close of business on 19 May 2006.

Creditor payment policy

The Group's payment policy in respect of suppliers providing goods or services is to either agree the terms of payment with suppliers when placing orders, or, where appropriate, accept the suppliers' standard terms and to pay in accordance with its contractual and other legal obligations. The Group does not follow any code or statement on payment practice, but it is the Group's policy to pay all of its suppliers within 30 days of the invoice date. As at 31 December 2005, the amounts owed to trade creditors represented 27 days' worth of goods and services supplied to the Group (2004: 27 days). The Company had no trade creditors as at 31 December 2005.

Statement of going concern

After making enquiries the directors have formed the view, at the time of approving the financial statements, that the Company and Group have adequate resources to continue in operational existence for the foreseeable future. For this reason the directors continue to adopt the going concern basis in preparing the financial statements.

Corporate responsibility

Details on human resources and environmental policies as well as charitable donations and community involvement are provided in the corporate responsibility section on pages 37 to 41.

Substantial shareholdings

As at 7 April 2006, the Company had been notified of the following interests of, or in excess of, 3% of its issued share capital.

	Number of shares	Percentage of issued share capital
Legal and General Group plc	22,196,193	6.14%
Prudential plc	19,964,298	5.52%
Perry Partners International, Inc	14,297,609	3.96%
Royal London Asset Management Limited	13,856,199	3.84%
Clive Cowdery	10,839,535	3.00%

Annual general meeting

The notice to shareholders convening the annual general meeting to be held at Haberdashers' Hall, 18 West Smithfield, London EC1A 9HQ on Wednesday 24 May 2006 at 10.30am is set out on pages 169 to 173.

Auditors

A resolution for the appointment of Ernst & Young LLP as auditors of the Company and authority for the directors to set their remuneration will be proposed at the annual general meeting.

By order of the Board

P. Griffin-Smith

Philip Griffin-Smith
Company Secretary

12 April 2006

The Board of directors fully supports the principles of corporate governance and the code of best practice contained in the Combined Code on Corporate Governance published in 2003 by the Financial Reporting Council. The Board further supports the additional measures required by the Turnbull Report on internal control.

This statement, together with the Remuneration Report, explains how the Group has complied with the governance principles as set out in section 1 of the Combined Code.

The Group is committed to maintaining a sound governance framework through which the objectives of the Group are set and the means of attaining these objectives and monitoring performance is determined. Prior to the merger both Britannic Group plc and Resolution Life Group Limited had sound governance frameworks and approved sets of policies to which they adhered.

Following the September 2005 merger, a comprehensive review of board control processes and high level corporate policies was undertaken to ensure that the enlarged Group would have a governance framework which was fit for its future purposes. The Board approved a new Board Controls Manual prior to the end of 2005 and has subsequently approved a new set of policies covering the most significant aspects of Group governance and activity. Remaining policies and detailed procedures will continue to be implemented during 2006 as the Board completes its review.

Board of directors

The Board maintains overall responsibility for the governance of the Group. In particular the Board, led by the Group Chairman:

- establishes strategic objectives and a set of corporate values that are communicated throughout the Group;
- sets and enforces clear lines of responsibility and accountability throughout the Group;
- ensures that Board members and senior management are qualified for their positions, have a clear understanding of their role in corporate governance and are able to exercise sound independent judgement about the affairs of the Group;
- ensures that there is appropriate oversight of the Group's activities by senior management;
- effectively utilises the work conducted by internal and external auditors, as well as other control functions, given their critical contribution to sound corporate governance;
- ensures that compensation policies and practices are consistent with the Group's ethical values, objectives, strategy and control environment; and
- conducts corporate governance in a transparent manner.

In reviewing the Group's overall corporate governance arrangements the Board also gives due consideration to balancing the interests between policyholders, shareholders, employees and the wider community.

In line with the requirement of sound corporate governance, there is a formal schedule of matters specifically reserved for the Board's decision. These include approval of the Group's long term strategy and business plan, annual operating and capital expenditure budgets and regular review of the Company's and its divisions' performance in the light of the Group's strategy, objectives, business plans and budgets. Terms of reference for the Board, together with those of its committees are formally documented and updated as necessary. These include the principal delegated authorities to management to implement strategy, monitor regulatory and reporting requirements, approve accounts and budgets and to manage the day to day operations of the business. The Board is also responsible for ensuring maintenance of a sound system of internal control and risk management, the approval of any changes relating to the Group's capital structure and approval of major changes to the Group's corporate, management and control structure.

The Board met thirteen times during the year, three of which were specifically convened to consider and conclude the merger between Britannic Group plc and Resolution Life Group Limited (RLG). The Board currently comprises an executive chairman, two further executive and seven non-executive directors. The non-executive directors, all of whom the Company determines to be independent, play a full role in constructively challenging and developing strategic proposals as well as chairing and being members of various Board committees. They similarly scrutinise management performance, financial controls and systems of risk management. There is a clear documented division of responsibilities between the Chairman and Group Chief Executive, details of which are set out on the Group website.

The directors believe that Clive Cowdery's experience and strong track record in the closed life funds sector and his past experience as Chief Executive of RLG provides continuity to the continuing RLG business and expertise to the enlarged Group. The Board therefore believe his appointment as Chairman to be in the best interests of the enlarged Group notwithstanding that he did not meet the Combined Code definition of independence upon appointment due to his previous position at RLG and also his shareholding in the Company.

The Combined Code also recommends that the Board appoint one of its independent non-executive directors to be the senior independent director. This director is available to shareholders should they have concerns which contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve or for which such contact is inappropriate. This role and that of Deputy Chairman was fulfilled by David Allvey prior to completion of the merger and by Malcolm Williamson thereafter. Notwithstanding the fact that Malcolm Williamson was until completion of the merger the independent non-executive Chairman of Britannic Group plc, the Board determined that his independent character and judgement are maintained, his original appointment to the Board having been in March 2002.

Company Secretary

All directors have access to the Company Secretary whose role includes ensuring that Board procedures and regulations are followed. The Company Secretary together with the Group Legal Director and Group Risk, Audit and Compliance Director is also responsible for advising the Board as a whole, through the Chairman, on all corporate governance matters and assisting the Chairman in assessing what information is required by the Board and in providing an induction programme for new directors. The appointment or replacement of the Company Secretary is a matter reserved for Board decision.

Directors' evaluation and training

Ongoing evaluation and training requirements are identified by means of a formalised self-assessment process. This process, based on self-assessment questionnaires, is designed to appraise the effectiveness of the Board as a whole, its committees and individual directors. Due to the necessary focus on the merger and consequent changes to directors in September 2005, the evaluation was undertaken at the end of the year.

Specific training requirements of directors are met either directly or by the Company through awareness sessions which have included those held on European

Embedded Value methodology, reporting in accordance with International Financial Reporting Standards and the new Listing, Prospectus and Disclosure Rules.

Board succession planning is kept under review by the Nominations Committee.

Board committees

The number of full Resolution plc Board and committee meetings attended by each director during the year is as set out below.

Audit, Risk and Compliance Committee

During the year the Audit, Risk and Compliance Committee met six times. Prior to completion of the merger the committee comprised David Allvey, Aram Shishmanian and Paul Spencer. Following completion it comprised David Allvey, Sir Brian Williamson, Malcolm Williamson and David Woods. David Allvey, a past member of the UK Accounting Standards Board, chaired the committee throughout the whole year.

The committee is constituted formally with written terms of reference, available on the Group website and assists the Board in meeting its responsibilities in respect of the system of risk management and internal control, external financial reporting and all regulatory and compliance matters. This is facilitated by the committee receiving reports on ongoing activities from the finance, risk, internal audit, compliance and legal functions. Relevant executive and senior management as well as the external auditors are invited to attend as

Attendance at meetings

	Group Board		Audit, Risk and Compliance Committee		Remuneration Committee		Nominations Committee	
	Pre merger	Post merger	Pre merger	Post merger	Pre merger	Post merger	Pre merger	Post merger
David Allvey	8 (9)	2 (4)	4 (4)	2 (2)	3 (3)	n/a	0 (0)	0 (1)
Mike Biggs	n/a	4 (4)	n/a	n/a	n/a	n/a	n/a	n/a
Sir David Cooksey	n/a	4 (4)	n/a	n/a	n/a	2 (2)	n/a	1 (1)
Clive Cowdery	n/a	4 (4)	n/a	n/a	n/a	n/a	n/a	n/a
Aram Shishmanian	8 (9)	4 (4)	3 (4)	n/a	3 (3)	2 (2)	0 (0)	1 (1)
Paul Spencer	8 (9)	2 (4)	4 (4)	n/a	3 (3)	1 (2)	0 (0)	n/a
Paul Thompson	9 (9)	4 (4)	n/a	n/a	n/a	n/a	n/a	n/a
Sir Brian Williamson	n/a	2 (4)	n/a	2 (2)	n/a	n/a	n/a	1 (1)
Malcolm Williamson	9 (9)	4 (4)	n/a	2 (2)	n/a	2 (2)	0 (0)	n/a
David Woods	n/a	3 (4)	n/a	2 (2)	n/a	2 (2)	n/a	n/a

Figures in brackets indicate maximum number of meetings in the period in which each individual was a Board / committee member. Pre merger Board meetings include three meetings specifically convened in relation to the merger which completed on 6 September 2005.

appropriate. The external auditors, Group Risk, Audit and Compliance Director, Group Legal Director and the heads of risk and internal audit services and compliance and legal officers have direct access to the committee Chairman without the presence of the executive directors for independent discussions.
The committee may examine any matters relating to the financial and compliance affairs of the Group and the Group's internal and external audits. This includes keeping under review the scope and results of the external audit and other services provided by the auditors and their effectiveness, independence and objectivity. The Group operates a formal policy on the provision of non-audit services by the external auditor to ensure transparency and that such matters do not impair the judgement or independence of the auditors. This includes consideration of whether the skills and experience of the audit firm make it the most suitable supplier of non-audit services as well as the nature of the work, the fees and their relation to the total audit fee. Any material non-audit services require the committee's formal approval.

The Audit, Risk and Compliance Committee also considers and reviews other risk management or control documentation, including the Group's policy on whistleblowing, fraud prevention and the results of internal and external audit and compliance as well as legal reports or management letters. On an annual basis the committee considers and makes a recommendation to the Board as to the appointment, re-appointment or removal of the internal and external auditors. Following a formal tender process at the time of the merger it was determined to appoint Ernst & Young LLP as Group auditors, having previously been the auditors of Resolution Life Group Limited. A resolution proposing their appointment will be put to shareholders at the forthcoming annual general meeting.

Remuneration Committee

During the year the Remuneration Committee met five times. Prior to completion of the merger the committee comprised Paul Spencer (Chairman), David Allvey and Aram Shishmanian. Following completion it comprised Sir David Cooksey (Chairman), Aram Shishmanian, Paul Spencer, Malcolm Williamson and David Woods.

The committee is constituted formally with written terms of reference available on the Group website. The committee assists the Board in discharging its responsibilities in relation to remuneration, including determining the individual remuneration and benefits of each of the executive directors in accordance with the Company's policy for executive remuneration, and making recommendations and monitoring the specific remuneration packages of senior management below Board level. It is also responsible for approving the overall remuneration policy in relation to all other employees.

Nominations Committee

Prior to completion of the merger between Britannic Group plc and Resolution Life Group Limited the Nominations Committee comprised Malcolm Williamson (Chairman), David Allvey, Aram Shishmanian and Paul Spencer.

Following completion the committee comprised Sir Brian Williamson (Chairman), David Allvey, Sir David Cooksey and Aram Shishmanian. The committee is constituted formally with terms of reference, available on the Group website and met once in the year.

The committee assists the Board in discharging its responsibilities relating to its structure, size and composition, including the skills, knowledge and experience, required of its members. It is also responsible for consideration of succession planning for directors and other senior management, identifying and nominating for approval by the Board suitable candidates to fill Board vacancies as and when they arise.

All directors appointed by the Board are required to submit themselves for reappointment at the next annual general meeting. In addition, the Articles of the Company require the directors to submit themselves for re-election to the Board at least every three years.

Group Executive, Risk and Capital Management Committees

These three committees are not Board committees but are established through the authority delegated to the Group Chief Executive.

The Group Executive Committee, chaired by the Group Chief Executive, meets monthly and also comprises the Group Finance Director, the three divisional Managing Directors and the Group Chief Actuary & Head of Corporate Development. This committee assists the Group Chief Executive in developing strategy, challenging and reviewing business plans and performance for ultimate consideration by the Board.
The Group Risk Committee chaired by the Group Chief Executive, meets monthly and also comprises the Group Finance Director and the Group Chief Actuary & Head of Corporate Development. This committee assists the Group Chief Executive in the formulation of the Group's overall risk appetite, tolerances and strategies for managing all significant financial and non-financial risks facing the Group. The Group Capital Management Committee, chaired by the Group Finance Director, also comprises the Group Chief Executive, Group Chief Actuary & Head of Corporate Development and the Group Financial Controller. The committee, which meets quarterly, advises the Group Chief Executive on all aspects of the Group's capital and solvency capital management as well as monitoring implementation and management of related Board approved strategies and policies.

Directors' remuneration

Details on remuneration policy, service contracts and remuneration of directors are provided in the Remuneration report on pages 42 to 50 which has been prepared pursuant to the Companies Act 1985.

Investor relations

The Group operates an active investor relations programme to ensure that senior management meet regularly with major shareholders, potential new investors and market analysts to discuss financial performance and strategy. The Board will consult with major institutional shareholders and representative bodies such as the ABI and NAPF on substantive issues and takes regard of institutions' corporate governance guidelines. To keep appraised of the stockmarket's views of the Group, research from market analysts is distributed to the Board together with a monthly summary of institutional investors' views.

The Group also communicates with private and institutional shareholders through its annual general meeting and the interim and annual reports. Shareholders may also access the Group's website at www.resolutionplc.com which contains links to investor and corporate information, including access to live webcasts of results meetings and presentations on the Group by senior management.

Votes representing some 70% of issued share capital were cast at the 2005 annual general meeting of which votes in favour of the resolutions varied from 94% to 99%. At the extraordinary general meeting, held on 26 July 2005, votes representing 65% of issued share capital were cast with votes in favour ranging from 98% to 99%.

Responsibilities as institutional shareholders

As a major institutional shareholder itself, the asset management division on behalf of the Group continues to exercise its responsibility as a shareholder by using its voting rights and seeking regular contact with the management of those companies in which it is invested. Investment managers at Britannic Asset Management with responsibility for some £35 billion of funds, as part of their stock selection process take into account any factor that might have a bearing on performance including socially responsible investment issues. If a company has a poor social, environmental or ethical record and the relevant investment manager considers that this is likely to adversely affect its financial performance, the stock would not be included in portfolios.

Accountability and audit

The responsibilities of the directors and auditors in relation to the financial statements are set out on pages 51 and 137 and pages 52 and 138 respectively.

Risk management and internal control

The enlarged Group has implemented processes and structures to support the effective management of risk.

As outlined above, clear Board and Board sub-committee structures, membership and terms of reference have been implemented. These are being adopted by all divisions within the Group and fully comply with the Combined Code.

The Board recognises its overriding responsibility to ensure that high standards of corporate governance apply throughout the Group. It seeks to deliver continuous improvement in the governance policies and practices in operation, important strands of which relate to risk management and internal control. The Audit, Risk and Compliance Committee has clear terms of reference which outline its responsibility to review, on behalf of the Board, the key risks inherent in the business units and the systems of control in place to mitigate these risks. These duties include:

- As a minimum, an annual review of the effectiveness of the Group's system of internal control and risk management and the preparation of a report on these matters to the shareholders;
- Reviewing the Group's governance strategy and recommending how changes in guidance, legislation and regulation should be implemented;
- Reviewing, and where relevant approving, the remit of internal audit across the Group, internal audit plans and findings and the appropriateness of management's response to internal audit recommendations;
- Reviewing the effectiveness of the Group's policies and procedures for the management of risk and receiving regular reports highlighting material strategic, external, operational and financial risk matters and how those risks are being managed throughout the Group. This includes any material legal or regulatory proceedings to which the Group is a party; and
- Reviewing and approving the compliance function's strategic and operational plans and receiving reports on material compliance issues and management's response to these issues.

The directors are responsible for the Group's system of risk management and internal control, including financial, operational and compliance controls, and for reviewing its effectiveness. Due to the limitations that are inherent in any system of internal control, it is designed to manage rather than eliminate risk and can provide only reasonable and not absolute assurance against material mis-statement or loss.
In assessing the business risks the directors take into account any benefits that may accrue from risk acceptance before making a commercial decision to ensure that risks are commensurate with the anticipated returns.

Systems of internal control have been developed to manage the Group's business risks. Business risk and the effectiveness of internal control are reviewed frequently by directors throughout the Group, including significant assessment activity subsequent to the merger. Weaknesses identified during the course of these reviews have been incorporated into action plans to deliver improvements. None of the weaknesses identified have given rise to material loss, contingency or uncertainty that requires disclosure.

The Group has established independent risk management functions which are responsible for the development and implementation of enhanced risk identification, assessment, management and reporting processes.

A consistent framework for risk management across the Group enhances the internal control environment. The framework requires more thorough identification and analysis of risk and a common basis from which significant risks can be managed and reported to the Board, allowing comparability across the Group. The assessments also provide a key input, where relevant, to the Group and subsidiary risk based capital calculations.

The significant control elements of risk management that operate across the Group include:

- Delegated authorities to respective divisional managing directors to manage and operate their businesses but only within the limits and policies set by the Group Board;
- Regular meetings of the Group and subsidiary executive teams to manage business activities and risks;
- Risk Committees, which meet at least four times a year and comprise the executive teams have been established at Group and divisional level. These committees monitor and review information from the Group's risk management processes and report their findings to the divisional Audit, Risk and Compliance Committee and, through the Group Risk, Audit and Compliance Director, to the Group Audit, Risk and Compliance Committee;
- A consistent Group-wide methodology for the identification, assessment, management and reporting of risk that includes a high-level framework for the management of key risks within each business unit. This approach is supported by a more detailed operational risk self-assessment process that requires monthly assessment of operational and internal control risks. The findings from these frequent assessments are reported to senior management. During 2006 the Group will complete the implementation of an operational risk application, covering all divisions, which will provide further assurance over the operational risk and internal control environment; and
- The application of detailed modelling techniques to analyse the financial position and the sensitivity of the Group to economic and business scenarios, in particular through developing approaches to the calculation of risk based capital and the support for the FSA's Individual Capital Assessment process.

The Group maintains internal audit and compliance functions with specific responsibilities to audit and review risk management and internal control processes and structures across the whole Group. These review and audit programmes are based on assessments of the risk profile of the Group and subsidiaries and results are reported formally to executive management and the Audit, Risk and Compliance Committees. The Group Risk, Audit and Compliance Director reports to the Chairman of the Group Audit, Risk and Compliance Committee in relation to risk management, internal audit and compliance issues, in addition to the Group Finance Director. The heads of the compliance functions for each division report directly to the chairmen of their relevant Audit, Risk and Compliance Committees and to senior executives within each subsidiary.

Management is responsible for ensuring that sufficient control procedures exist in relation to transaction processing and other business activities to manage risk effectively. The additional elements of the internal control structure which allow the directors to be confident that key risk areas are being effectively managed include the following:

- Processes are in place at Board level to ensure that strategy is focused, remains clear, can accommodate internal corporate restructuring and can respond to the corporate development of competitors;

- The life division has established committees to review investment strategy, asset and liability management, investment performance and the performance of asset managers. These committees, which ensure the appropriate implementation of investment and credit risk policies, report to the divisional executive management team;

- A formal function and governance process has been established for the close and regular monitoring of the Group's outsourcers, in particular in relation to policyholder administration activities. This includes monthly review meetings with outsourcers to review performance and adherence to service level agreements;

- The Group uses derivatives, where appropriate, for the purposes of efficient portfolio management and to mitigate the risk of adverse market movements. The Group has policies in place in relation to such transactions and robust approval procedures. The Group does not sell derivatives to any third parties;

- There are detailed control procedures in place at the life and pensions business units surrounding underwriting risk and reassuring that risk. Underwriting practices and reassurance treaties are subject to regular reassessment, review and monitoring. Specialist actuarial resource has been allocated to further developing insurance risk management;

- Detailed plans, budgets and key performance indicators aligned with corporate strategy are developed and monitored by the boards and executive committees of each operating subsidiary on a regular basis. Key performance indicators cover all aspects of each business unit including customer service, human resources, technology, products and sales and marketing; and

- The Audit, Risk and Compliance committee responsible for each business division within the Group receives regular reporting on internal controls and on compliance with all key regulation and legislation to which the business division is subject.

The Group Risk, Audit and Compliance Director is responsible for ensuring that the Group has appropriate insurance cover to mitigate certain risks that have been identified. On the merger of Britannic Group plc and Resolution Life Group Limited a full review of the Group's insurance broking arrangements and of insurance covers was conducted to ensure that the covers purchased fully reflect the most recent changes in the Group's business risk profile.

The risk management processes and internal control environment described above have been in place for the year under review in Resolution plc including, from 6 September 2005, the enlarged Group. These processes are subject to continual review and enhancement and, as noted above, further developments will be implemented during 2006.

Combined Code compliance

The Company complied with the provisions set out in section 1 of the Combined Code throughout the twelve months ended 31 December 2005 save for one item of non-compliance detailed above, being that of Clive Cowdery's non-independent status upon appointment as Chairman.

In setting its corporate standards, Resolution takes account of the significance of social, environmental and ethical matters. Any such matters of significance are also addressed through the Group's risk management framework which considers operational and reputational risks as well as those of a legal, regulatory and financial nature. The Group's corporate responsibility policy is supported by more detailed policies on such issues as human resources, health and safety and the environment.

Resolution plc, formerly Britannic Group plc, is an original constituent member of the FTSE4Good index and the Kempen/SNS Smaller Europe SRI (socially responsible investment) index.

Resolution is committed to being a responsible member of the various communities in which it operates and recognises its obligations to all its stakeholders including policyholders, shareholders and employees. The Board has designated the Group Chief Executive with specific responsibility for corporate responsibility issues, supported by the Company Secretary.

Following the merger, Resolution has developed a set of values that underpin the way the Group works internally and how it interacts with its stakeholders. These values are:

Fairness – We are honest and transparent with each other and our customers. We treat all our stakeholders fairly and we act to the highest standards of integrity.

Ownership – We take responsibility for all our tasks, we own the corporate strategy and are empowered to do so.

Teamwork – We work as a team, sharing information and tasks and we nurture our talent.

Dedication – We are dedicated to success, to being the best in our sector and to beating the competition.

Human resources

The Group fully recognises both the value and significant contribution its employees are able to make to the current and future success and growth of the business. Group Human Resources (HR) policies are therefore aligned to the business, the employees' needs, the regulatory environment and stakeholder expectations.

The stated HR strategy is to "enable the organisation to optimise the contributions of its people". To this end, the Group HR function provides HR Business Partners to all divisions to deliver a full range of HR services. Group-wide approaches to HR issues are adopted where this supports the development of a single employer brand, where this improves operational effectiveness and where Group capability can be improved by common development and reward practices.

Robust frameworks have been developed for a wide range of people processes, including recruitment, reward, learning and development, the establishment of employee competence and performance management. All our people policies aim to meet the expectations of our employees, stakeholders and the regulator.

Employment policy

Resolution is committed to creating an environment in which all of its people feel fully able to contribute to the future success and growth of the business.

The Group wishes to be considered an employer of choice with a commitment to recognising, retaining and appropriately rewarding its staff. To help the Group achieve this, the HR function aims to deliver robust and value-enhancing people frameworks and benchmarks itself against other companies to ensure best practice.

Within the Group, trade unions and elected bodies are recognised for consultation and negotiation purposes with clear documented procedures and policies surrounding these. In addition to this, a meaningful commitment is made to employee communication with several forums and communication channels being maintained to ensure all employees are regularly updated on business progress.

Throughout the Group a variety of informal and formal means are used to gain feedback from employees. During the year confidential questionnaires providing anonymity of response were used to gather staff views on a number of cultural and similar issues.

At Wythall 77% of office based staff participated with analysis of the results being undertaken by an external agency and at Liverpool the response rate was 58% overall. The full results of the surveys were made available to all staff, and at Wythall employees were invited to attend presentations covering a summary of the results for their team.

Through the surveys and at the resulting presentations, a number of areas for further focus were identified – reward and recognition, management and career opportunities and development. These are being addressed through an HR business change programme. A survey of employees in the enlarged Group is planned for the autumn of 2006.

All employment and training policies are fully compliant with appropriate UK employment legislation and regulatory obligations. HR practice is audited regularly and is reviewed at Board level.

Resolution is an equal opportunity employer and encourages, through the ongoing development of its HR policies, the recruitment and retention of a fully diverse workforce. 'Family-friendly' policies are also in place to encourage flexible working and are consistent with the need to maintain effectiveness and levels of customer service. Many of these arrangements improve upon current legislative requirements.

Full and fair consideration is given to applications from, and the continuing employment and training of, disabled people.

Where the Group finds it necessary to make redundancies, for example as a result of its acquisition strategy, Resolution's approach to managing such situations is to seek to meet or improve on best practice. Included in this approach is full consultation through recognised Trade Unions or elected consultative groups, enhanced redundancy terms incorporating statutory minimum requirements and appropriate counselling or outplacement support provided by an external supplier. In addition, every effort is taken to reduce the impact on the established headcount. Vacancies are frozen wherever possible, the need for temporary staff is reviewed and redeployment encouraged and supported with trial periods, training and development.

Human capital metrics are produced within the Group to support the effective management of staff. This incorporates a number of people-related measurements, such as 'turnover', headcount and absence to identify trends and patterns.

Recruitment

The Group is committed to providing its customers with the very best investment advice, maintaining the reputation for financial integrity and complying with all legal and regulatory requirements. This includes meeting the rules of the FSA when appointing people to certain customer facing and back office role positions and some senior management roles. Every divisional Managing Director is responsible for understanding the FSA requirements relating to recruitment and applying them in the division as necessary.

In order to provide assurance that the Group is complying with legal and regulatory requirements and internal policies, appropriate documentation is retained within the guidelines of the Data Protection Act to ensure that the recruitment process is compliant.

The Group Human Resources Director is responsible for developing people planning processes that ensure the right people, based on skills and capabilities, are in place to meet current and anticipated business needs.

Learning and development

The Group is committed to the provision of appropriate learning and development for both regulated and non-regulated positions. Individual training needs are linked to the achievement of agreed business objectives and are met through a variety of training interventions.

A set of organisational competencies has been developed and should be used by all managers and employees to assess their training and development requirements, linked to the achievement of business objectives.

The Group has formal Training and Competence Schemes which are regularly monitored by the Training and Competence Manager and directed by a Corporate Governance Forum. In addition, all regulated overseers have formal competence trackers.

Succession planning

Whilst a corporate overview is maintained by the Group Chief Executive and the Group Human Resources Director, succession planning is managed by the divisional Managing Directors and plans are maintained for key roles within the divisions.

It is the responsibility of the Group Human Resources Director to ensure that individuals who have been identified as possible successors for senior Group roles and key specialist Group roles have an up to date development plan and track performance against the development plan.

Reward policy

Reward strategies are linked to market comparators, personal performance, location and overall Group performance.

In addition, Resolution adopts a 'total reward' approach which considers both financial and non-financial elements of valuing the contributions of employees.

In general the policy across the Group is typified by market median reward for median performance as benchmarked against the appropriate sector and the use of fixed and variable reward elements that encourage greater reward for higher performance.

Differing pensions arrangements exist across the Group with both defined benefit and defined contribution schemes, the former of which are generally closed to new entrants. A stakeholder scheme is also available to those employees who are eligible.

Health and safety policy

Resolution aims to achieve best practice in all areas of health and safety, recognising that the Group Board as a whole has a collective role in providing health and safety leadership throughout the Group.

On behalf of the Board the Group Chief Executive is responsible for setting the overriding Group health and safety goals within which operating company policies are to operate and for reviewing progress on achievement of goals. The Group complies with the Health and Safety at Work Act 1974 and all staff are given basic health and safety information upon starting employment. Training is given not only to comply with minimum statutory requirements but also to secure a continuing safe and healthy working environment for employees and all those who may be affected by the Group's activities. Induction training covers fire procedures, first aid and accident reporting and as far as appropriate for an office based concern, instruction under the Control of Substances Hazardous to

Health regulations and in the use of personal protective equipment. Particular attention is focused upon providing guidance in the usage of visual display screen equipment and workstation layout.

During the year Britannic Asset Management again achieved a maximum five star award in health and safety from the British Safety Council. A bronze Scotland's Health at Work award was also won by the company during 2005.

Community relations and charitable donations

Resolution is committed to playing an active role in the wider community through sponsorship, supporting local initiatives and charitable donations. Offices are encouraged to identify and support such events and causes as they deem appropriate through various means, including the enabling of employees on an ad hoc basis to take reasonable time off to support such initiatives and the provision of financial contributions to charitable causes supported by employees' generosity.

Project Ability is a community based initiative, established in 1984. The Glasgow based scheme aims to encourage and develop the artistic talents of those with special needs, assisting them in taking an active part in local and international arts events. Britannic Asset Management is in its ninth year of sponsorship of this project. The project has provided funding and assistance to allow many new artists from socially excluded backgrounds to exhibit their works.

2005 was also the ninth successive year that Britannic Asset Management was the main sponsor of the Glasgow Women's 10k Road Race. The 2005 race was the biggest to date attracting some 12,500 runners with over £1 million being raised for worthy causes as a result. Britannic Asset Management will continue to sponsor the event for a further three years from 2006 through to 2008.

At the life division's Wythall office efforts continued to build on involvement with the local community. A specific partnership approach has been developed with two secondary schools whereby assistance is given in the form of carrying out mock interviews and contributing generally to the transition from school to working life. Resolution also participates in the Young Enterprise programme in which volunteers from the local business community act as mentors to a group of sixth formers who set up and run a real business for an academic year. In addition, Resolution has provided work experience placements to schools, including Queen Alexandra College in Birmingham which is a college for people with visual impairment and other disabilities.

During the year £47,235 (2004: £65,058) was donated by Resolution companies for charitable purposes. A significant proportion of this sum was again given to national charities involved in medical research into life threatening diseases. During the year Resolution also made a £400,000 charitable donation to the not-for-profit organisation, the Resolution Foundation. The purpose of the Foundation, which was established by Resolution chairman Clive Cowdery, is to carry out research into the financial decisions made by, and the financial advice available to, people on limited incomes, and to provide education on financial matters and the making of responsible financial decisions.

Employee charity consultative groups were established during the year with responsibility for co-ordinating employee fundraising and reviewing requests from employees to support specific charities.

Such fundraising events organised by staff have included raffles, dress down days and various competitions. During the year a total of £19,521 was raised by employees around the Group. In addition, on the evening of 15 March 2005, the life division's call centre at Wythall was used to take donations to Comic Relief with staff volunteers manning the phones.

No political donations are made.

Environment

Resolution comprises office based businesses with relatively low direct environmental impacts. The environmental programme is therefore focused on improving resource use efficiency to protect the environment and reduce operating costs.

Collection systems are in place and recycle waste paper, cardboard, cans and plastic bottles, disused fluorescent light tubes and photocopier toner cartridges. In addition, during the year the Wythall catering team reduced non-food waste by more than 80%.

Energy consumption levels are monitored in order to control energy usage, with regular reviews for example of lighting levels in non essential areas where this has been safe to do so. The provision of a local staff bus service for the Wythall office helps reduce pollution by providing an alternative to travelling to and from work by car. Gas and air conditioning contracts are wherever possible placed with providers operating a refrigerant gas reclamation policy. Enquiry is also made of any new contract supplier as to whether they have and operate an environment policy and management system.

During 2005 the Wythall site entered the British Trust for Ornithology-Hanson Business Bird Challenge and was awarded first place in the conservation category for commercial sites. The BTO-Hanson Business Bird Challenge is a unique partnership between businesses, the BTO and local communities which encourages biodiversity on business and industrial sites. Other projects carried out as part of this initiative have included the installation of nesting boxes for birds, bats, ducks and hedgehogs around the grounds, a new wildflower meadow, beehive and hibernation and nesting boxes for bees, lacewings, ladybirds and butterflies. An annual butterfly and moth count for Butterfly Conservation was also undertaken, recording the number and species of butterflies and moths seen on site. Results show that over the last four years there has been an increase in species and their numbers.

During 2006 work will be undertaken to enhance planting within the grounds and to provide additional signage to emphasise the conservation area.

The Resolution Remuneration Committee determines overall pay policy, the remuneration packages and service contracts of the Chairman, of individual executive directors and their direct reports, and of the managing directors of the Group's life, management services and asset management divisions. This report has been prepared in accordance with the Companies Act 1985 as amended by the Directors' Remuneration Regulations 2002. It also describes how the principles of the Combined Code on Corporate Governance are applied by the Company in relation to directors' remuneration and sets out the remuneration policy for the year ended 31 December 2005 and the current financial year.

Remuneration Committee

Details of the composition of the committee, all of whose members have been determined by the Company to be independent, are given on page 32. The Chairman and Group Chief Executive may be invited to attend meetings but are not present when their own remuneration is discussed.
During the year the Group Human Resources Director presented recommendations to the committee on remuneration levels, including bonuses, in conjunction with external advice commissioned by the committee directly from remuneration consultants Hewitt Associates and New Bridge Street Consultants LLP (NBSC) and the law firm Pinsent Masons. During 2005, NBSC, which has provided no other services to the Company, were appointed as remuneration consultants by the committee in place of Hewitt Associates. The latter continue to act as the Group pension scheme administrators and pensions consultants as well as providing actuarial and technical advice to the Group's pensions review unit. The Company Secretary is secretary to the committee.

The terms of reference of the committee and the terms of engagement between the Company and NBSC are available on the Company's website.

Remuneration policy

It is the Group's policy to recruit and retain high calibre executives. An annual review of remuneration is undertaken to ensure reward levels are appropriate to the duties and responsibilities of the roles. This includes attaining a suitable balance between fixed and variable performance related elements of pay. As such, policy has been to gradually enhance variable pay to reward significant performance against challenging objectives.
In determining salary levels for executives, due regard is given to external market data concerning all elements of remuneration, to comparisons across the financial services sector and with similar sized companies ranked 51 to 150 within the FTSE all-share index and to pay and employment conditions generally within the Group. The comparisons used are all generally related to market reward levels.
In reflecting the new corporate structure, the policy takes due regard to appropriately match remuneration to the objectives of the respective divisions within the Group.

Short term and long term incentives are directed to providing incentives to executives to respond to the challenges of the changing financial services market as well as increasing regulatory control and supervision. Accordingly, the incentives have been directed towards a combination of internal measures aimed at delivering change in line with the corporate strategy and giving emphasis to regulatory compliance and external measures that recognise the enlarged Group's increased size, raised profile and responsibilities to customers.

Annual bonuses are related to internal cost and profit targets together with business aligned challenging personal targets. Long term incentives have their performance targets related to external factors based on either performance against comparable FTSE companies or embedded value per share.

Annual bonuses and long term incentive rewards are non-pensionable.

In formulating and reviewing its policy the committee follows the provisions of schedule A to the Combined Code and seeks to align pay with shareholder interests.

Remuneration

Basic salary

The committee normally reviews salaries annually, taking into account individual and Group performance, the scope and nature of the specific role, remuneration policy within the Group and known salary levels in comparable companies.

At the merger on 6 September 2005, the basic salaries of the executive directors were set at £525,000 for the Group Chief Executive, Paul Thompson, and £375,000 for the Group Finance Director, Mike Biggs and an overall salary of £15,000 was set for the Group Chairman. The next salary review for the executive directors is due on 1 January 2007.

Paul Thompson's, Mike Biggs' and the former Group Finance Director's (Graham Singleton's) remuneration also includes a non-pensionable car cash allowance which is paid monthly. In place of a car allowance, the Group provides Clive Cowdery with a car and chauffeur as and when requested during the working week. Non-pensionable benefits in kind also include private medical insurance and for Paul Thompson and Graham Singleton, amounts in connection with the Company's funded unapproved retirement benefits scheme.

Annual bonus

Different arrangements exist for executives and management at Group level and in the three divisions.

The scheme for the Group Chief Executive, Paul Thompson, provided a short term bonus target of 62.5% (maximum 125%) of base salary. For 2005 the committee awarded him an aggregate 115% bonus against profit targets and challenging objectives that included producing results ahead of plan, strengthening the management team, business re-organisation and establishing the management services company with fixed price contracts. For 2006 his maximum short term bonus has again been set at 125% of base salary. This is split 75% against a European Embedded Value operating profit target and 50% against personal objectives.

For Graham Singleton, in his former role as Group Finance Director, the scheme provided a short term bonus target of 35% (maximum 70%) of base salary. Further to his stepping down from the Board in September 2005 to become the Managing Director of the life division, his bonus arrangements were revised to provide a maximum potential bonus of 100% of his base salary, based on financial performance targets and personal objectives. The committee awarded him an aggregate bonus of 90% of base salary for the full year.

Mike Biggs' full year bonus, based on his position as Finance Director of RLG pre merger and of the enlarged Group post merger was set at a maximum potential of 60%. The committee awarded him an aggregate bonus of 52.5% of base salary for the full year based on company performance and personal objectives. For 2006 his maximum short term bonus has been set at 100% of base salary. This is split 60% against a European Embedded Value operating profit target and 40% against personal objectives.

Similar bonus schemes are in place for senior management around the Group. These include annual and longer term incentives designed to focus efforts on those key performance measures of greatest relevance to each Group company. Britannic Asset Management has a shadow equity long term plan for executive directors, fund managers and other appropriate staff encouraging longer term employment lock-in. Remuneration committees approve and monitor these schemes, for directors and all grades of staff, and approve any bonus payments ensuring they are linked to quantifiable objective measures.

The Chairman does not participate in a bonus plan or receive any other performance related incentives.

Long term incentives

Share save

The Group encourages employee participation through share ownership.

All staff, including executive directors, are eligible under defined criteria for grants of options to acquire shares under the Resolution savings related share option scheme. The scheme provides for the grant of options to subscribe for Company shares at the end of fixed three or five year periods, using the proceeds of respective three or five year savings contracts entered into when the option is granted. Options under these schemes may be granted at a discount of up to 20% of the market price at the time of the grant. Some 800 employees held options over more than 2.7 million shares under the Resolution savings related share option scheme as at 31 December 2005.

The Group's share save scheme reached the end of its ten years of operation and was replaced by a similar scheme following approval by the shareholders at the 2005 AGM. From 2006, eligible employees who have joined the Group as a result of acquisitions and the merger will also be invited to participate.

Share options

Executive directors and those key employees whose efforts and future commitment were deemed vital to ensure the Group's success and growth have also in recent years been eligible to participate in performance related executive option schemes. An approved scheme qualifies for favourable tax treatment on options granted over shares within statutory limits, while options granted with an initial market value in excess of statutory limits were granted under an unapproved scheme. No options have ever been granted under these schemes at a discount. The maximum award to a participant in any one year was limited to an amount equivalent to two times basic salary, excluding benefits in kind. The final grants under these schemes were made in October 2005, although options granted under the schemes will remain exercisable, subject to the meeting of performance conditions attaching to the schemes, until the tenth anniversary of their date of grant.

The committee monitors the performance conditions applied to the legacy executive option schemes to ensure they both remain relevant to the nature of the Group's business and in order that a consistent approach is applied to their assessment.

Only those options originally granted in 1999 and 2000 have performance conditions capable of retesting whilst all subsequent grants were based on fixed three year performance periods with targets based on earnings per share growth matching the retail price index plus 6%.

Long term incentive plans

Under the 2002 plan selected executive directors and other senior executives of the Group have, on an annual basis, received performance related conditional share awards. The awards take the form of nil cost options. There has been a limit of 200% of base salary, excluding benefits in kind, on the aggregate of the initial market value of the shares over which awards and discretionary share options may be granted to an executive in any financial year. Ordinarily awards are exercisable within twelve months following the third anniversary of grant. Awards are not exercisable more than ten years from the date of grant or such earlier time as may be specified at the time the award is made. No further awards will be made under this plan. In the case of awards made in 2003 the proportion of shares which vest will be determined according to how the Company is ranked in a table of companies in the FTSE 250 according to share price growth over a fixed three year period. No award will vest unless the Company is at or above the median level, at which 25% of the shares will vest. If the Company is ranked in the top quartile, all of the shares will vest. If the Company is ranked between these thresholds, the number of vesting shares will be calculated on a straight-line basis between the two. For awards made in 2004 and 2005, the committee replaced the share price growth performance condition with that of a total shareholder return (TSR) measure as this was deemed to be more appropriate since equity market movements have a lesser influence on total returns following the readjustment in these markets and the reductions in equity exposures. In addition to the pre-set performance conditions, these awards will only vest if the committee is satisfied with the underlying financial performance of the Group at the time of vesting.

In replacement of the 2002 Long Term Incentive Plan, shareholder approval was obtained at the EGM on 26 July 2005 for a new Resolution 2005 Long Term Incentive Plan. It is intended that annual awards will be made under the 2005 LTIP up to a maximum of two times base salary. However, as specifically authorised by shareholders on the adoption of the LTIP, Paul Thompson and Graham Singleton respectively were made awards under the 2005 LTIP following completion of the merger between Britannic Group plc and Resolution Life Group Limited in September 2005 representing 165% of their new salaries. These were in addition to the awards of 200% and 150% respectively under the old plan in April 2005. Awards varying between 110% and 160% were similarly made to other members of the senior management team immediately after the merger.

The new LTIP was substantially based on the previous 2002 plan but was updated to better reflect developments in best practice. Awards will normally vest following the third anniversary of grant subject to performance conditions. The awards made immediately following the merger were based on a target measuring total shareholder return against those of companies ranked by reference to market capitalisation from 51 to 150 inclusive in the FTSE All-share Index on the dealing day prior to grant. The performance condition which aligns the interests of directors with shareholders by requiring superior TSR performance provides that at least 25% of the shares will vest if, over a single fixed three-year performance period the Company's TSR ranking against the comparator group is equal to or greater than median. 100% of the shares held under an award will vest if the Company's TSR is ranked within the upper quintile. Between median and upper quintile awards will vest on a straight-line basis between 25% and 100% of the shares held under an award.

The performance period will be a single fixed three year period and there will be no provision to re-test the performance target at the end of the initial three year period.

In addition to the above, these awards will not vest unless the committee is satisfied that the Company's TSR performance during the performance period reflects the Group's underlying financial performance. The TSR condition will be independently monitored and reported to the committee.

In addition to the existing TSR performance target which will now only apply to 50% of each LTIP award, the committee has introduced for awards made in 2006 a second, separate performance target.

This second performance target attached to the other 50% of an LTIP award will be based on Adjusted Embedded Value (EV) per share targets, measured over three financial years from the 31 December or 30 June immediately prior to the grant. 25% of the shares subject to this part of the award will vest for average growth in Adjusted EV per share 2.5% per annum in excess of the risk free rate, increasing on a straight line basis to 100% vesting for average growth in Adjusted EV per share of 6% per annum in excess of the risk free rate at the start of the period.

The proposed definition of Adjusted EV will be based on the European Embedded Value (EEV) as set out in the supplementary reporting included in the published accounts for Resolution plc and reviewed by the external auditors as at the end of each year and as included in interim result presentations as at 30 June of each year.

The Adjusted EV used for determining performance against targets for LTIP purposes will be adjusted from the published EEV by:

- adding to the published EEV at the end of the relevant three year period the accumulated (at the risk free rate) value of dividends paid to holders of ordinary shares during that relevant three year period; and

- adjusting to allow for the impact on published EEV per share of any bonus element of rights issues or other capital raising from holders of ordinary shares during the relevant three year period.

The "risk free rate" used for determining performance in respect of any given LTIP grant will be that used in the most recent published EEV immediately prior to the relevant LTIP grant being made.

The Adjusted EV per share targets are considered to be no less difficult to satisfy than the current TSR targets and are considered by the committee to be sufficiently challenging taking into account the outlook of the business over the next two to three years.

An amendment to the Resolution 2005 LTIP rules, to provide the committee with discretion to disapply pro-rating of awards in specific circumstances if they consider that to be appropriate, will be sought at the forthcoming AGM as summarised in the note to resolution 14 of the notice of meeting.

Details of the accounting treatment of share options are disclosed in note 18 of the consolidated financial statements.

Service contracts

Paul Thompson and Graham Singleton have service agreements dated 31 August 2005 and 1 September 2005 respectively, while Clive Cowdery and Mike Biggs both have contracts dated 6 September 2005. In all four cases twelve months' notice is required on either side.

Compensation on termination of service contracts is taken on a case by case basis, having regard to the particular circumstances and recognising the principle of mitigation of damages. There are no special arrangements arising on a change of control. In addition there is no predetermined compensation for termination, except where the director is unable by reason of accident, ill-health or otherwise for a period of not less than twelve consecutive months to perform his duties under his employment contract. In such a case a director shall be entitled to receive a payment on termination equivalent to the net value of his salary for thirteen weeks.

External appointments

Executive directors are not permitted to accept any other non-Group engagement or office without the prior approval of the Board. The only executive director who currently holds such a position is Clive Cowdery, who, in addition to acting as Chairman of the Board of Resolution plc, is also Chairman of the not-for-profit-organisation the Resolution Foundation.

Non executives

Determination of the remuneration of non-executive directors remains a matter for the whole Board in accordance with the Articles of Association save for the setting of expense claim policy which is delegated to the Remuneration Committee to consider. Non-executive directors do not have service contracts with the Company. They are engaged under a formal letter of appointment setting out the Company's expectations of them, including the time they are required to spend on the Company's business. They are neither eligible for bonuses nor participation in the Company share schemes. Appointment is normally for a renewable term of three years, terminable by six months' notice on either side. A summary of the current terms and conditions of appointment of non-executive directors is available on the Group website.

Pension policy

Paul Thompson and Graham Singleton are members of a defined benefit pension scheme that is currently in surplus and therefore no specific payments have been made in the year of this report. In lieu of any contribution to a stakeholder pension scheme or an alternative approved scheme, Mike Biggs receives a monthly non-pensionable salary supplement equivalent in aggregate to 17.73% of basic salary, as at 1 January of the relevant calendar year. Although under the terms of his service agreement he is entitled to join the Company pension scheme, no pension arrangements currently exist in respect of Clive Cowdery. For relevant executives subject to the earnings cap, the Company has operated a funded unapproved retirement benefit scheme based on salary in excess of the earnings cap. For 2006 these arrangements are to be replaced by a cash equivalent payment of 35% of base salary. The payments are non-pensionable and non-bonusable.

Total Shareholder Return Monitoring Performance:
Resolution plc vs FTSE 100, FTSE 250 and FTSE Life Assurance Sector



70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
-50.00%
-60.00%
Total Shareholder Return %
2000
2001
2002
2003
2004
2005
Year (31 December)
Resolution
FTSE 100
FTSE 250
FTSE Life Assurance

This graph sets out how Resolution's Total Shareholder Return compares with that of the FTSE 100, FTSE 250 and FTSE Life Assurance Sector. This graph sets out the TSR values up to 31 December 2005 on an annualised basis. For example the figures shown for 31 December 2000 represent the total shareholder return for the year to 31 December 2000.

Source: Datastream

Directors' interests

The interests of the directors (including family interests) in Resolution plc ordinary 5 pence shares both during the year and up to 7 April 2006 were as follows:

	As at 1 January 2005 or date of appointment if later	As at 31 December 2005 and 7 April 2006
David Allvey	**600**	**600**
Mike Biggs	**1,573,637**	**1,292,168**
Sir David Cooksey	**196,705**	**196,705**
Clive Cowdery	**14,439,535**	**10,839,535**
Aram Shishmanian	**–**	**–**
Paul Spencer	**2,500**	**2,500**
Paul Thompson	**100,000**	**–**
Sir Brian Williamson	**786,819**	**20,000**
Malcolm Williamson	**20,000**	**20,000**
David Woods	**196,705**	**10,000**

The auditors are required to report on the information contained in the remaining section of the Remuneration Report.

Directors' remuneration

	Fees/salary £'000	Salary in lieu of benefits £'000	Benefits £'000	Bonus £'000	**2005 Total £'000**	2004 Total £'000
Chairman:						
Clive Cowdery (appointed 6 September 2005)	5	–	10	–	**15**	–
Harold Cottam (retired 30 September 2004)	–	–	–	–	**–**	107
Executive directors:						
Mike Biggs (appointed 6 September 2005)	97	22	1	197	**317**	–
Graham Singleton (resigned 6 September 2005)	171	10	6	270	**457**	373
Paul Thompson	491	18	55	604	**1,168**	846
Non-executive directors:						
David Allvey	64	–	–	–	**64**	51
Sir David Cooksey (appointed 6 September 2005)	16	–	–	–	**16**	–
Richard Fortin (retired 22 April 2004)	–	–	–	–	**–**	13
Aram Shishmanian (appointed 1 November 2004)	46	–	–	–	**46**	6
Paul Spencer	53	–	–	–	**53**	45
Sir Brian Williamson (appointed 6 September 2005)	16	–	–	–	**16**	–
Malcolm Williamson	160	–	–	–	**160**	70
David Woods (appointed 6 September 2005)	13	–	–	–	**13**	–
Total	1,132	50	72	1,071	**2,325**	1,511

Notes:

1. Clive Cowdery's service agreement provides for an annual salary of £15,000 although no payments were made during the year ended 31 December 2005. From 1 January 2006 Mr Cowdery is donating his salary, after payment of National Insurance Contributions, to the Resolution Foundation, a not-for-profit organisation, through the Give As You Earn scheme.
2. Fees/salary include for Malcolm Williamson £nil (2004: £5,000), David Allvey £6,750 (2004: £8,000), Aram Shishmanian £6,750 (2004: nil) and Paul Spencer £6,750 (2004: £8,000) in respect of their former directorships of Britannic Asset Management Limited.

3. Salary in lieu of benefits comprised a non pensionable company car cash allowance and, in the case of Mike Biggs, a salary supplement in lieu of contributions to any pension arrangement.
4. Benefits comprised private medical insurance and for Paul Thompson and Graham Singleton an amount to meet the income tax liability in respect of the Company's funded unapproved retirement benefit scheme contribution. Clive Cowdery's benefits comprised a travel allowance solely.
5. Bonuses are for the full year and therefore include for Mike Biggs an amount accrued pre merger, in his capacity as Finance Director of RLG and for Graham Singleton an amount accrued post merger in his capacity as Managing Director of the Life Division.
6. Malcolm Williamson served as non-executive chairman between 1 October 2004 and 5 September 2005.
7. Upon his resignation from the Board as Group Finance Director, Graham Singleton was appointed Managing Director of the life division. No compensation was payable on his resignation.
8. All those directors appointed on 6 September 2005 were former directors of Resolution Life Group Limited prior to completion of the merger between Britannic Group plc and Resolution Life Group Limited.
9. As disclosed in the merger Prospectus, Mike Biggs was paid a compromise bonus of £4m on completion of the merger on 6 September 2005 under the terms of an Executive Commitment Deed dated 8 June 2005 between him and Resolution Life Group Limited. This compensation was for the termination of his participation in the Resolution Life Group Limited share option scheme and certain changes to his service contract. The bonus is generally repayable on a proportionate basis if he leaves the Group within three years of 6 September 2005 for reasons other than constructive dismissal, as a result of permanent or long term incapacity due to ill-health, compassionate reasons approved by the Board, where he has been removed from the executive committee of Resolution plc without cause or summary dismissal in circumstances where the Company is not required to make a payment in lieu of notice nor to pay compensation for the cessation of his employment.

Directors' pension benefits information

The pension entitlements of the directors for the year were as follows:

Director	Accrued benefit at 31 Dec 2005	Increase in accrued benefits excluding inflation (A)	Increase in accrued benefits including inflation	Transfer value of (A) less directors' contributions (including death benefit risk value)	Transfer value of accrued benefits at 1 Jan 2005	Transfer value of accrued benefits at 31 Dec 2005	Increase in transfer values less directors' contributions	FURBS contributions paid or payable in respect of service during 2005
	£	£	£	£	£	£	£	£
Paul Thompson	8,140	2,684	2,827	34,984	43,352	93,845	50,493	81,143
Graham Singleton	4,400	1,850	1,850	22,496	19,869	49,482	29,613	28,828

Notes:
1. The pension entitlement is based on service to the end of the year, plus any service bought by amounts transferred in from schemes of previous employers.
2. The transfer values of the increase have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 after deducting directors' contributions.
3. Members of the approved scheme have the option to pay additional voluntary contributions: neither the contributions nor the resulting benefits are included in the above table.
4. The funded unapproved retirement benefits scheme (FURBS) operated by the Company is a defined contribution arrangement. Contributions are paid annually in arrears. The amounts shown above in respect of 2005 allow for contributions due but not yet paid.
5. The accrued pension for Graham Singleton and associated costs are based on service to 6 September 2005.
6. Pensions paid by the Company to retired directors amounted to £18,000 (2004: £18,000).

Directors' interests in share options

Paul Thompson and Graham Singleton held options to subscribe for Resolution plc ordinary shares of 5 pence each granted under the Resolution savings related (share save) and executive share option schemes as follows:

	Price at which option is exercisable in pence	Date from which exercisable	1 January 2005	Share save options at 31 December 2005	1 January 2005	Executive options at 31 December 2005
Graham Singleton	285[1]	Dec 2006	–	–	10,526	10,526
	288[1]	Dec 2006	–	–	26,041	26,041
	282[2]	June 2007	3,342	3,342	–	–
Paul Thompson	153[1]	April 2006	–	–	19,607	19,607
	157[1]	April 2006	–	–	162,421	162,421
	123[2]	June 2006	7,682	7,682	–	–

Notes:

1. Options granted under the Resolution 1998 Approved and Unapproved Share Option Schemes are exercisable from the dates specified above, subject to the satisfaction of performance targets and ordinarily lapse within seven years of the date they first become exercisable.
2. Options granted under the Resolution 1998 Savings Related Share Option Scheme ordinarily lapse within six months.

Directors' interests in long term incentive plans

The following directors have been made notional allocations of shares under the Resolution 2002 and Resolution 2005 long term incentive plans which are subject to the attainment of the performance conditions measured over a three year period as set out on pages 44 to 46.

	Date granted	Rights held under plan at 31 December 2004	Rights granted during 2005	Notional market price of each share on date of grant in pence	Rights lapsed during 2005	Rights released during 2005	Rights held under plan at 31 December 2005	Date of end of performance period
Paul Thompson	April 2003[1]	186,274	–	153	–	–	186,274	April 2006
	April 2004[1]	220,385	–	363	–	–	220,385	April 2007
	April 2005[1]	–	200,000	475	–	–	200,000	April 2008
	Sept 2005[2]	–	142,008	610	–	–	142,008	Sept 2008
Graham Singleton	Dec 2003[1]	36,842	–	285	–	–	36,842	Dec 2006
	April 2004[1]	57,851	–	363	–	–	57,851	April 2007
	April 2005[1]	–	78,947	475	–	–	78,947	April 2008
	Sept 2005[2]	–	81,148	610	–	–	81,148	Sept 2008

Notes:

1. Options granted under the Resolution 2002 Long Term Incentive Plan.
2. Options granted under the Resolution 2005 Long Term Incentive Plan.

The market price of the shares at 31 December 2005 was £6.48 and the range for the year was £4.39 to £6.60. During the year ended 31 December 2005 and up to 7 April 2006 no share options or long term incentive awards were exercised by the above directors.

By order of the Board

Sir David Cooksey
Chairman of the Remuneration Committee
12 April 2006

Statement of directors' responsibilities

in respect of the consolidated financial statements

The directors are responsible for preparing the Annual Report and the consolidated financial statements in accordance with applicable UK law and International Financial Reporting Standards adopted for use in the European Union (IFRS).

The directors are required to prepare consolidated financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group's financial position and financial performance; and
- state that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report to the members of Resolution plc

We have audited the consolidated financial statements of Resolution plc for the year ended 31 December 2005 which comprise the accounting policies, consolidated income statement, analysis of equity holders' attributable profit, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement, notes 1 to 50 and the information on the transition to International Financial Reporting Standards.

We have reported separately on the parent company financial statements of Resolution plc for the year ended 31 December 2005 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the consolidated financial statements in accordance with applicable UK law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the Statement of Directors' Responsibilities in respect of the consolidated financial statements.

Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the consolidated financial statements give a true and fair view and whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the consolidated financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited consolidated financial statements. The other information comprises only the Chairman's statement, the Chief Executive's operational review, the Financial Review, the Directors' report and the Corporate Governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

Opinion

In our opinion the consolidated financial statements:

- give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended; and
- have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Ernst & Young LLP

Ernst & Young LLP
Registered auditor
London

12 April 2006

(a) Basis of preparation

The consolidated financial statements of the Company for the year ended 31 December 2005 comprise the financial statements of the Company and its subsidiaries (together referred to as the "Group").

The financial statements are presented in pounds sterling, rounded to the nearest £0.1m. They are prepared on the historical cost basis except that investment property, derivatives, equities, fixed income securities and collective investment schemes are stated at fair value.

European Union (EU) law requires that the consolidated financial statements of the Group for the year ended 31 December 2005 are prepared in accordance with International Financial Reporting Standards adopted for use in the EU (IFRS).

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The accounting policies set out below have been applied consistently in these consolidated financial statements and in preparing an IFRS balance sheet at 1 January 2004, for the purposes of transition to IFRS, with the exception of IFRS 4 *Insurance Contracts,* IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* for which the transition date is 1 January 2005, as permitted by IFRS 1 *First-time Adoption of International Financial Reporting Standards*. Consequently, UK generally accepted accounting principles (UK GAAP) have been applied to information regarding financial instruments within the scope of IAS 32 and IAS 39 and insurance contracts within the scope of IFRS 4 for the year ended 31 December 2004. In addition, the Group has, from 1 January 2005, voluntarily adopted the principles set out in FRS 27 *Life Assurance*, issued by the UK Accounting Standards Board in December 2004. The financial effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27 on 1 January 2005 is shown in note 4.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings including unit trusts where the Group exercises overall control. The unit trusts have non-coterminous balance sheet dates and are consolidated on the basis of additional financial statements prepared to the balance sheet date. The third party interest in the unit trusts is classified as a liability and shown in the balance sheet as net asset value attributable to unit holders. Intragroup balances and income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Subsidiary undertakings are consolidated from the date that effective control is obtained by the Group and are excluded from consolidation from the date of disposal.

Following the adoption of IFRS the Group has used the purchase method to account for the acquisition of subsidiary undertakings. The cost of an acquisition has been measured at the fair value of the consideration plus directly attributable costs. Any excess of the cost of acquisition over the fair value of the net assets acquired has been treated as goodwill. Any excess of the fair value of the net assets acquired over the cost of acquisition has been credited to the income statement. For acquisitions prior to the date of transition to IFRS the accounting treatment adopted under UK GAAP has been retained.

(c) Classification of contracts

Contracts under which the Company accepts significant insurance risk are classified as insurance contracts.

Contracts under which the transfer of insurance risk to the Company from the policyholder is not significant are classified as investment contracts.

For 2004 all contracts are classified as insurance contracts.

(d) Insurance contracts and investment contracts with discretionary participation features (DPF)

Premiums

In respect of insurance contracts and investment contracts with DPF, premiums are accounted for on a receivable basis and exclude any taxes or duties based on premiums. Outward reinsurance premiums are accounted for on a payable basis.

For 2004 all investment contracts including those with DPF are accounted for as insurance contracts.

Claims

Claims on insurance contracts and investment contracts with DPF reflect the cost of all claims arising during the year, including policyholder bonuses allocated in anticipation of a bonus declaration.

For 2004 all investment contracts including those with DPF are accounted for as insurance contracts.

Liabilities under insurance contracts

The liabilities under insurance contracts have been computed having due regard to the principles laid down in Council Directive 92/96/EEC.

The Group's accounting policies for insurance contracts meet the minimum specified requirements for liability adequacy testing under IFRS 4, as they allow for current estimates of all contractual cash flows and of related cash flows such as claims handling costs. Cash flows resulting from embedded options and guarantees are also allowed for, with any deficiency being recognised in the income statement.

The Group has voluntarily adopted the provisions of the UK Accounting Standard Board's FRS 27 *Life Assurance* from 1 January 2005. In accordance with its requirements the liabilities under insurance contracts include an amount equivalent to the realistic liabilities of the Group's major with-profit funds, as reported to the UK regulator. The key aspects of this methodology are:

- liabilities to policyholders arising from with-profit life assurance business are stated at the amount of the realistic value of the liabilities, adjusted to exclude the equity holders' share of projected future bonuses;
- acquisition costs are not deferred; and
- reinsurance recoveries are measured on a basis that is consistent with the valuation of the liability to policyholders to which the reinsurance applies.

The impact of the adoption of these changes is recognised as an adjustment to the opening balance of unallocated surplus as at 1 January 2005.

For non-profit business both the net premium and gross premium methods are used.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims associated with the reinsured policy.

For 2004 the long term business provision has been computed having due regard to the principles laid down in Council Directive 92/96/EEC. The Group has adopted a gross premium method for traditional with-profit business where a provision is made for vested and future annual bonuses. Unitised with-profit business is valued at the greater of the face value of units or the results of a gross premium valuation. Both the net premium method and the gross premium method are used for non-profit business.

(e) Unallocated surplus

The unallocated surplus comprises the excess of the assets over the policyholder liabilities of the with-profit business of the Group's life operations determined in accordance with FRS 27. For the Group's major with-profit funds, this represents amounts which have yet to be allocated to equity holders. For the Group's minor with-profit funds, this represents amounts which have yet to be allocated to policyholders or equity holders. As permitted by IFRS 4, the unallocated surplus has been classified as a liability.

The Group's major with-profit funds are closed to new business. In accordance with the principles established by FRS 27, for these funds the whole of the unallocated surplus attributable to policyholders has been included within liabilities under insurance contracts.

For 2004 unallocated surplus comprised amounts which have yet to be allocated to policyholders or equity holders for all of the Group's with-profit funds.

(f) Investment contracts without DPF

Receipts and payments on investment contracts without DPF are accounted for using deposit accounting, under which the amounts collected and paid out are recognised in the balance sheet as an adjustment to the liability to the policyholder.

For 2004 investment contracts without DPF are accounted for as insurance contracts.

(g) Liabilities under investment contracts

The valuation of liabilities on unit-linked contracts is based on the fair value of the related assets and liabilities. The financial liability is measured based on the carrying value of the assets and liabilities that are held to back the contract. Where the surrender value of an investment contract exceeds the financial liability the liability is increased to reflect the surrender value. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provision or settled claims associated with the reinsured policy.

For 2004 investment contracts are accounted for as insurance contracts.

(h) Revenue from investment contracts

Revenues from investment contracts comprise amounts assessed against policyholders' account balances for policy administration and surrender charges and are recognised as the related services are provided.

For 2004 investment contracts are accounted for as insurance contracts.

(i) Net investment income

Net investment income comprises interest, dividends and rents receivable plus fair value gains and losses on financial assets and investment property.

Interest income is recognised in the income statement as it accrues. Dividend income is recognised in the income statement on the date the right to receive payments is established, which in the case of listed securities is the ex dividend date.

Rental income from investment property is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

For 2004 net investment income comprises interest, dividends and rents receivable plus realised and unrealised gains and losses on investments. Realised gains and losses represent the difference between sale proceeds and cost and are stated after investment transaction costs. Unrealised gains and losses on investments represent the difference between the current value of investments and the valuation at the last balance sheet date, or cost, including investment transaction costs, if acquired in the year. The movement in unrealised investment gains and losses includes an adjustment for previously recognised gains or losses on investments disposed of in the year.

(j) Longer term investment return

The operating profit attributable to equity holders, based on a long term rate of investment return, is determined by applying the longer term rates of return to the opening equity holder invested assets adjusted for capital movements in the year, excluding subsidiary investments. The longer term rates of return on equity holder investments are determined by reference to historical rates of return and future economic and investment return expectations.

(k) Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

Defined benefit plans

The Group has adopted the amendments to IAS 19 *Employee Benefits* made in December 2004. The net surplus or deficit in respect of the defined benefit pension scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine its present value and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

The movement in the surplus/deficit is analysed between the service cost, the net interest gain or loss and actuarial gains and losses. The latter are accounted for in the statement of recognised income and expense.

Share-based payment transactions

The Group issues ordinary shares under an all-employee save as you earn (SAYE) scheme and discretionary, performance-related executive share options (ESOS) and long term incentive plan (LTIP) schemes. IFRS 2 *Share-based Payment* has not been applied to those grants of ordinary shares, share options or other equity instruments that were granted either before 7 November 2002 or after 7 November 2002 and vesting before 1 January 2005. The fair value of options granted is recognised as an expense with a corresponding increase in equity.

The total amount to be expensed rateably over the vesting period is determined by reference to the fair value of the options determined at grant date, excluding the impact of any conditions not linked to the price of the ordinary shares (non-market vesting conditions). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of ordinary shares that the employee will ultimately receive.

The fair value of the SAYE and ESOS options granted are measured using a binomial model and the LTIP options granted are measured using Monte Carlo simulations, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense is revised at the balance sheet date to reflect the actual number of share options that vest except where vesting conditions are linked to the price of the ordinary shares of the Company (market conditions).

(l) Borrowings

Interest bearing borrowings are recognised initially at fair value less any attributable transaction costs. The difference between initial cost and the redemption value is amortised through the income statement over the period of the borrowing.

(m) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in the statement of recognised income and expense.

Current tax is the expected tax payable on the taxable income for the year, using tax rates and laws enacted or substantially enacted at the balance sheet date together with adjustments to tax payable in respect of previous years.

Deferred tax is provided for on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill and the initial recognition of assets or liabilities in a transaction that is not a business combination and that, at the time of the transaction, affects neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates and laws enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The tax charge is analysed between tax that is payable in respect of policyholders' returns and tax that is payable on equity holders' returns. This allocation is calculated based on an assessment of the effective rate of tax that is applicable to the equity holders for the year.

(n) Intangible assets

Goodwill

Business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to 1 January 2004, goodwill is included at its carrying amount under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing the Group's opening IFRS balance sheet at that date.

Goodwill is stated at cost less accumulated impairment losses. It is tested for impairment annually or when there is evidence of impairment.

Acquired in-force business

Insurance and investment contracts acquired in business combinations and portfolio transfers are measured at fair value at the time of acquisition. The difference between the fair value of the contractual rights acquired and obligations assumed and the liability measured in accordance with the Group's accounting policies for such contracts is recorded as acquired in-force business.

Amortisation

Acquired in-force business is amortised over the estimated life of the contracts on a basis which recognises the emergence of the economic benefits. Other intangible assets are amortised on a straight-line basis over their estimated useful lives. The carrying value of intangible assets is tested for impairment at each balance sheet date.

(o) Investment property

Investment property is stated at fair value. Fair value is based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction. Gains and losses arising from the change in fair value are recognised in the income statement.

(p) Property, plant and equipment

Owner-occupied property is stated at fair value, being the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction. Owner-occupied property is depreciated over its estimated useful life, which is taken as fifty years. Land is not depreciated. Gains and losses on owner-occupied property held by the equity holders' funds are recognised in the statement of recognised income and expense; as required by IFRS 4 gains and losses on owner-occupied property held by the long term business are recognised in the income statement.

Plant and equipment is stated at cost less accumulated depreciation. Depreciation is charged to the income statement on a straight-line basis over their estimated useful lives.

(q) Financial assets

Loans are stated at cost less impairment losses. Equities, fixed income securities and collective investment schemes are stated at fair value which is consistent with the Group's stated risk management policies. Resultant gains and losses are recognised in the income statement. The fair value of these assets is their quoted bid price at the balance sheet date.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value which is consistent with the Group's stated risk management policies. The gain or loss on remeasurement to fair value is recognised in the income statement.

For 2004 equities and fixed income securities are stated at current value. Listed investments are valued at middle market price less accrued interest where applicable. Unlisted investments are valued by the directors having regard to their likely realisable values. For those investments which have been sold after the balance sheet, or are to be sold in the short term, the value is reduced by the actual or estimated realisation costs. Derivative financial instruments are carried at either fair value, with changes in fair value recognised in net investment income or at amortised cost.

(r) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short term deposits with an original maturity term of three months or less at the date of placement. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(s) Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where the Group has a present legal or constructive obligation but it is not probable that there will be an outflow of resources to settle the obligation or the amount cannot be reliably estimated, this is disclosed as a contingent liability.

Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(t) Perpetual reset capital securities

The perpetual reset capital securities are shown at the net proceeds of issue. Coupons on the securities are recognised as a liability on the date of payment.

(u) Earnings per ordinary share

Earnings per ordinary share are based on the earnings attributable to equity holders after deducting preference share dividends and coupons on the perpetual reset capital securities paid in the year.

(v) Dividends

Dividends on ordinary shares and preference shares are recognised when they become a legal liability. For dividends declared by equity holders this is on the date of declaration and for dividends declared by the directors this is on the date of payment.

Consolidated income statement

for the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Gross premiums written		**444.8**	526.3
Less: premiums ceded to reinsurers		**(50.4)**	(355.4)
Net premiums written		**394.4**	170.9
Fees and commissions	6	**67.0**	24.0
Net investment income	7	**2,723.5**	906.7
Total revenue, net of reinsurance payable		**3,184.9**	1,101.6
Other operating income	8	**119.7**	6.1
Net income		**3,304.6**	1,107.7
Policyholder claims		**1,253.3**	1,468.1
Less: reinsurance recoveries		**(144.1)**	(66.5)
Change in insurance contract liabilities		**1,095.0**	(926.0)
Transfer to unallocated surplus	24	**152.0**	291.3
Net policyholder claims and benefits incurred		**2,356.2**	766.9
Change in investment contract liabilities		**196.7**	–
Acquisition costs	9	**20.0**	21.3
Amortisation of acquired in-force business		**44.9**	2.5
Administrative expenses	10	**259.5**	208.1
Net income attributable to unit holders		**58.7**	5.3
Total operating expenses		**2,936.0**	1,004.1
Operating profit before financing costs and income taxes		**368.6**	103.6
Financing costs	13	**(14.6)**	(13.1)
Profit for the year before income taxes		**354.0**	90.5
Income taxes	14	**(192.2)**	(7.3)
Profit for the year attributable to equity holders		**161.8**	83.2
Attributable to:			
Ordinary shareholders		**154.9**	83.2
Perpetual reset capital securities		**4.1**	–
		159.0	83.2
Minority interests		**2.8**	–
		161.8	83.2
Earnings per ordinary share			
Basic earnings per ordinary share (pence)	15	**65.0p**	42.3p
Diluted earnings per ordinary share (pence)	15	**64.4p**	41.9p
Dividends on ordinary shares[1]			
Interim 2005 at 6.60p (2004: 5.45p) per ordinary share		**23.8**	10.7
Proposed final 2005 at 13.21p (2004: 12.40p) per ordinary share		**47.7**	24.4

1 Dividends on ordinary shares are shown as a movement in retained earnings as set out in note 21. The proposed final dividend for 2005 will be included in the movements in retained earnings in 2006.

Analysis of equity holders' attributable profit

for the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Operating profit before financing costs and income taxes		**368.6**	103.6
Financing costs attributable to policyholders	13	**(2.9)**	(4.8)
Policyholders' share of income taxes	14	**(94.2)**	(11.5)
Operating profit attributable to equity holders based on a long term rate of investment return, before amortisation of acquired in-force business, non-recurring items and short term investment fluctuations		**180.4**	84.1
Amortisation of acquired in-force business		**(41.6)**	–
Non-recurring items		**109.8**	(12.0)
Short term investment fluctuations		**22.9**	15.2
Operating profit attributable to equity holders		**271.5**	87.3
Financing costs attributable to equity holders	13	**(11.7)**	(8.3)
Profit before income taxes attributable to equity holders		**259.8**	79.0
Equity holders' share of income taxes	14	**(98.0)**	4.2
Profit for the year attributable to equity holders		**161.8**	83.2

Consolidated statement of recognised income and expense

for the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Actuarial losses of defined benefit pension schemes	33	**(3.2)**	(6.8)
Revaluation gain on owner-occupied property		**0.1**	–
		(3.1)	(6.8)
Income taxes	14	**(0.1)**	3.2
Net expense recognised directly in equity		**(3.2)**	(3.6)
Profit for the year attributable to equity holders		**161.8**	83.2
Total recognised income and expense for the year attributable to equity holders		**158.6**	79.6

Consolidated balance sheet

as at 31 December 2005

	Notes	2005 £m	2004 £m
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	17	**18.1**	9.8
Share premium		**42.5**	47.2
Perpetual reset capital securities	19	**496.5**	–
Reserves	20	**1,045.3**	0.9
Retained earnings	21	**824.3**	718.5
Total equity attributable to equity holders of the parent		**2,426.7**	776.4
Minority interests	22	**108.2**	–
Total equity	16	**2,534.9**	776.4
Liabilities			
Pension scheme deficit	33	**5.3**	–
Insurance contracts			
Liabilities under insurance contracts	23	**30,370.9**	10,859.5
Unallocated surplus	24	**856.4**	566.5
Equalisation provision	25	**–**	0.6
		31,227.3	11,426.6
Provisions	26	**26.8**	25.2
Financial liabilities			
Investment contracts	27	**6,685.6**	–
Borrowings	30	**113.3**	155.2
Derivatives	40	**4.6**	–
Net asset value attributable to unit holders		**160.3**	89.0
		6,963.8	244.2
Deferred tax	41	**789.1**	60.4
Payables related to direct insurance contracts		**59.0**	56.1
Deferred income			
Investment contracts		**72.3**	–
Other		**37.9**	65.2
	31	**110.2**	65.2
Current tax	41	**111.8**	59.3
Accruals		**37.8**	21.3
Trade and other payables	32	**517.0**	90.4
Total liabilities		**39,848.1**	12,048.7
Total equity and liabilities		**42,383.0**	12,825.1

	Notes	2005 £m	2004 £m
ASSETS			
Pension scheme surplus	33	**93.7**	102.1
Property, plant and equipment	34	**55.8**	47.1
Intangible assets			
Goodwill		**209.5**	117.5
Acquired in-force business		**1,095.3**	28.3
Deferred acquisition costs		**83.8**	23.3
Other		**-**	112.7
	35	**1,388.6**	281.8
Investment property	37	**2,355.7**	659.5
Financial assets			
Loans and deposits	39	**359.7**	8.1
Derivatives	40	**225.7**	14.1
Equities		**9,101.1**	3,392.1
Fixed income securities		**20,704.4**	5,371.0
Collective investment schemes		**2,119.8**	542.4
	38	**32,510.7**	9,327.7
Insurance assets			
Reinsurers' share of insurance contract liabilities	23	**3,702.6**	1,232.0
Reinsurance receivables		**18.9**	2.7
Insurance contract receivables		**11.0**	8.1
		3,732.5	1,242.8
Current tax	41	**7.8**	12.0
Prepayments		**301.7**	108.8
Trade and other receivables		**191.4**	50.8
Cash and cash equivalents	42	**1,745.1**	992.5
Total assets		**42,383.0**	12,825.1

Consolidated cash flow statement

for the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Cash flows from operating activities			
Net decrease/(increase) in operating assets and liabilities	43	**409.7**	(1,017.7)
Finance costs		**(10.3)**	(9.3)
Taxation paid		**(66.4)**	(19.0)
Net cash flows from operating activities		**333.0**	(1,046.0)
Cash flows from investing activities			
Purchase of subsidiaries		**508.2**	–
Proceeds from sale of subsidiary		**–**	23.2
Purchase of property, plant and equipment		**(1.8)**	(2.3)
Purchase of intangible assets		**(4.2)**	(95.5)
Net cash flows from investing activities		**502.2**	(74.6)
Cash flows from financing activities			
Proceeds from issue of share capital		**0.4**	0.2
Cost of issuing shares		**(5.3)**	–
Sale of treasury shares		**–**	3.2
Proceeds from issue of perpetual reset capital securities		**495.0**	–
Payment of finance lease liabilities		**–**	(0.3)
Net repayment to unit holders		**(2.1)**	(14.4)
Dividends paid		**(48.2)**	(30.4)
Repayment of borrowings		**(522.4)**	(47.3)
Net cash flows from financing activities		**(82.6)**	(89.0)
Net increase/(decrease) in cash and cash equivalents		**752.6**	(1,209.6)
Cash and cash equivalents at the beginning of the year		**992.5**	2,202.1
Cash and cash equivalents at the end of the year	42	**1,745.1**	992.5

1. Financial information

The consolidated financial statements for the year ended 31 December 2005, set out on pages 62 to 135, were authorised by the Board of directors for issue on 12 April 2006.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use by the European Union (EU). The comparative amounts for the year ended 31 December 2004 are based on the Group's financial statements for that year after adjustment for the transition from UK GAAP to IFRS.

In August 2005 the International Accounting Standards Board issued IFRS 7 *Financial Instruments: Disclosures* and amendments to IAS 1 *Capital Disclosures* and IAS 39/IFRS 4 *Financial Guarantee Contracts*. The requirements of these standards are applicable for periods beginning on or after 1 January 2007 for the first two and 1 January 2006 for the third standard. The Group has decided not to adopt any of these standards in these financial statements and the impact of adopting them is not expected to have a material effect on the results of the Group. IFRS 7 makes amendments to the disclosures relating to financial assets and liabilities whilst the amendments to IAS 1 bring the capital disclosures into line with IFRS 7. The amendments to IAS 39 and IFRS 4 will not affect the manner in which the Group recognises financial guarantee business. In addition, IFRS 6 was issued in 2005 but is not relevant to the Group.

2. Transition to International Financial Reporting Standards

Information on how the transition to International Financial Reporting Standards has affected the financial position, financial performance and cash flows of the Group is set out on pages 127 to 135. This information includes reconciliations of equity and income for 2004 as reported under UK GAAP to financial information reported for 2004 under IFRS. As explained in note 4, the Group has taken advantage of the exemption not to restate the comparative amounts for 2004 for financial instruments and insurance contracts and accordingly the date of transition for IAS 32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance Contracts* is 1 January 2005. Information regarding the transition for these standards is given in note 4.

3. Consolidated income statement and statement of recognised income and expense

In accordance with the requirements of IFRS the policyholders' share of the actuarial gains and losses on the defined benefit pension schemes is reported in the income statement, thus resulting in the entire amount shown in the statement of recognised income and expense being attributed to equity holders. This has no impact on the results for the year ended 31 December 2005 as the defined benefit schemes are wholly attributable to equity holders. For the year ended 31 December 2004 the effect on the income statement is to increase the profit for the year attributable to equity holders by £4.4m before income taxes and by £3.1m after income taxes.

4. Effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27 on 1 January 2005

The Group has adopted IAS 32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance Contracts* on 1 January 2005, as permitted by IFRS 1, without restating the comparative amounts for 2004, which have been presented under UK GAAP. The Group has also voluntarily adopted the principles set out in FRS 27 *Life Assurance*, issued by the UK Accounting Standards Board in December 2004. FRS 27 requires certain with-profit insurance liabilities to be reported on the 'realistic balance sheet' basis and disclosures to be given concerning the allocation of capital.

4. Effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27 on 1 January 2005 (continued)

The principal adjustments that would be required to make the financial information for 2004 comply with IAS 32, IAS 39, IFRS 4 and FRS 27 are:

- to value equities and fixed income securities at bid price instead of middle market price and to reflect the adjustments against insurance and investment contract liabilities or retained earnings, as appropriate;
- to value derivatives at fair value, with the difference between fair value and the carrying value under UK GAAP adjusted against retained earnings;
- to classify contracts that do not meet the definition of an insurance contract as investment contracts and to value the liabilities at their fair value;
- to calculate deferred acquisition costs and deferred revenue on investment products in accordance with the requirements of IAS 18 *Revenue*;
- to de-recognise the equalisation provision relating to the closed general insurance operation;
- to adjust for the deferred tax effect on the above adjustments; and
- to transfer the unallocated surplus attributable to policyholders from unallocated surplus to liabilities under insurance contracts, for the Group's major with-profit businesses.

The effect of the changes in accounting policy on 1 January 2005 is set out below.

	As at 31 December 2004 £m	Changes in accounting policy £m	**As at 1 January 2005 £m**
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	9.8	–	**9.8**
Share premium	47.2	–	**47.2**
Reserves	0.9	–	**0.9**
Retained earnings	718.5	(4.5)	**714.0**
Total equity	776.4	(4.5)	**771.9**
Liabilities			
Insurance contracts			
Liabilities under insurance contracts	10,859.5	(1,706.5)	**9,153.0**
Unallocated surplus	566.5	(287.9)	**278.6**
Equalisation provision	0.6	(0.6)	**–**
	11,426.6	(1,995.0)	**9,431.6**
Provisions	25.2	0.1	**25.3**
Financial liabilities			
Investment contracts	–	1,904.9	**1,904.9**
Borrowings	155.2	–	**155.2**
Derivatives	–	1.0	**1.0**
Net asset value attributable to unit holders	89.0	–	**89.0**
	244.2	1,905.9	**2,150.1**
Deferred tax	60.4	(2.9)	**57.5**
Payables related to direct insurance contracts	56.1	–	**56.1**
Deferred income – investment contracts	–	16.3	**16.3**
– other	65.2	–	**65.2**
Current tax	59.3	(8.4)	**50.9**
Accruals	21.3	(0.3)	**21.0**
Trade and other payables	90.4	(0.5)	**89.9**
Total liabilities	12,048.7	(84.8)	**11,963.9**
Total equity and liabilities	12,825.1	(89.3)	**12,735.8**

	As at 31 December 2004 £m	Changes in accounting policy £m	**As at 1 January 2005 £m**
ASSETS			
Pension scheme surplus	102.1	–	**102.1**
Property, plant and equipment	47.1	–	**47.1**
Intangible assets			
Goodwill	117.5	–	**117.5**
Acquired in-force business	28.3	(2.3)	**26.0**
Deferred acquisition costs	23.3	(8.5)	**14.8**
Other	112.7	–	**112.7**
	281.8	(10.8)	**271.0**
Investment property	659.5	–	**659.5**
Financial assets			
Loans and deposits	8.1	–	**8.1**
Derivatives	14.1	0.1	**14.2**
Equities	3,392.1	(11.6)	**3,380.5**
Fixed income securities	5,371.0	(5.9)	**5,365.1**
Collective investment schemes	542.4	–	**542.4**
	9,327.7	(17.4)	**9,310.3**
Insurance assets			
Reinsurers' share of insurance contract liabilities	1,232.0	(57.2)	**1,174.8**
Reinsurance receivables	2.7	–	**2.7**
Insurance contract receivables	8.1	–	**8.1**
	1,242.8	(57.2)	**1,185.6**
Current tax	12.0	(8.3)	**3.7**
Prepayments	108.8	–	**108.8**
Trade and other receivables	50.8	4.4	**55.2**
Cash and cash equivalents	992.5	–	**992.5**
Total assets	12,825.1	(89.3)	**12,735.8**

5. Segment analysis

Resolution plc comprises three segments – life division, asset management and management services. The Group has negligible overseas operations.

The segment information disclosed below includes the subsidiaries acquired in 2005 from their respective acquisition dates. The segment information also reflects the adoption of IAS 32, IAS 39, IFRS 4 and FRS 27 from 1 January 2005. For the reasons given in note 4 the comparative information for 2004 has not been restated. Inter-segment services are priced on an arm's length basis taking into account the risks borne by the provider.

Income tax assets and liabilities are excluded from segment assets and liabilities in accordance with IAS 14 *Segment Reporting* and are shown under unallocated assets and liabilities.

5. Segment analysis (continued)

Year ended 31 December 2005

	Life division £m	Asset management £m	Management services £m	Eliminations £m	Total £m
Segment revenue					
Gross premiums written	444.8	–	–	–	444.8
Premiums ceded to reinsurers	(50.4)	–	–	–	(50.4)
Net premiums written	394.4	–	–	–	394.4
Fees and commissions – external	42.2	24.8	–	–	67.0
– internal	–	17.6	172.0	(189.6)	–
	42.2	42.4	172.0	(189.6)	67.0
Segment result	358.3	11.8	3.6		373.7
Corporate expenses					(12.0)
Corporate interest income					4.0
Corporate interest expense					(11.7)
Income taxes – policyholders					(94.2)
– equity holders					(98.0)
Total profit after tax attributable to equity holders					161.8

	Life division £m	Asset management £m	Management services £m	Unallocated £m	Total £m
Other segment information					
Segment assets employed	41,723.2	59.7	182.5	96.2	42,061.6
Goodwill	65.0	134.5	10.0	–	209.5
Unallocated corporate assets	–	–	–	111.9	111.9
Consolidated total assets	41,788.2	194.2	192.5	208.1	42,383.0
Segment liabilities	38,632.9	22.2	125.2	981.7	39,762.0
Unallocated corporate liabilities	–	–	–	86.1	86.1
Consolidated total liabilities	38,632.9	22.2	125.2	1,067.8	39,848.1
Acquisition of in-force business	1,114.2	–	–	–	1,114.2
Other capital expenditure	4.2	–	1.8	–	6.0
Amortisation of acquired in-force business	(44.9)	–	–	–	(44.9)
Other amortisation and depreciation	(27.3)	–	(3.7)	–	(31.0)
Non-recurring items					
Profit on acquisitions	88.7	–	–	–	88.7
Impairment of goodwill	–	–	(20.0)	–	(20.0)
Release of deferred income liability	–	–	26.0	–	26.0
Post merger reorganisation costs	–	(0.6)	(1.4)	–	(2.0)
Fund merger benefits (net of costs)	17.1	–	–	–	17.1

Year ended 31 December 2004

	Life division £m	Asset management £m	Management services £m	Eliminations £m	Total £m
Segment revenue					
Gross premiums written	526.3	–	–	–	526.3
Premiums ceded to reinsurers	(355.4)	–	–	–	(355.4)
Net premiums written	170.9	–	–	–	170.9
Fees and commissions – external	–	24.0	–	–	24.0
– internal	–	18.0	–	(18.0)	–
	–	42.0	–	(18.0)	24.0
Segment result	81.6	1.4	–		83.0
Corporate expenses					(2.8)
Corporate interest income					18.8
Corporate interest expense					(8.5)
Income taxes					(7.3)
Total profit after tax attributable to equity holders					83.2

	Life division £m	Asset management £m	Management services £m	Unallocated £m	Total £m
Other segment information					
Segment assets employed	12,584.4	52.0	–	12.5	12,648.9
Goodwill	–	117.5	–	–	117.5
Unallocated corporate assets	–	–	–	58.7	58.7
Consolidated total assets	12,584.4	169.5	–	71.2	12,825.1
Segment liabilities	11,852.0	15.2	–	54.4	11,921.6
Unallocated corporate liabilities	–	–	–	127.1	127.1
Consolidated total liabilities	11,852.0	15.2	–	181.5	12,048.7
Capital expenditure	112.5	0.5	–	1.8	114.8
Amortisation and depreciation	(3.2)	(1.3)	–	(2.4)	(6.9)
Non-recurring items	(4.0)	–	–	–	(4.0)
Non-cash expenses other than amortisation and depreciation	(20.0)	(8.0)	–	–	(28.0)

The non-recurring item of £4.0m relates to restructuring costs incurred following the reassurance to the Group of the life and pensions business of Allianz Cornhill Insurance plc. The non-cash expenses comprise £20.0m deferred acquisition costs and £8.0m goodwill impairment in respect of the asset management operation.

6. Fees and commissions

	2005 £m	2004 £m
Fund management based fees	**24.8**	24.0
Other fees	**6.6**	–
Commissions	**35.6**	–
	67.0	24.0

7. Net investment income

	2005 £m	2004 £m
Investment income	**791.7**	484.1
Fair value gains	**1,931.8**	–
Net realised gains	–	361.6
Net unrealised gains	–	61.0
	2,723.5	906.7

In the analysis of equity holders' attributable profit the operating profit attributable to equity holders based on a long term rate of investment return has been calculated by applying the longer term rates of return to the opening equity holder invested assets adjusted for capital movements in the year, excluding investments in subsidiaries.

The longer term rates of return have been determined with regard to historical rates of return and future economic and investment return expectations. The principal assumptions underlying the calculation of the long term investment return are 7.1% (2004: 7.1%) gross return on equity investments and 4.6% (2004: 4.6%) gross return on fixed interest investments.

8. Other operating income

	2005 £m	2004 £m
Excess of the Group's interest in the fair value of the net assets of Century Group Limited and the life business of Allianz Cornhill Insurance plc over cost (note 44)	**88.7**	–
Gain arising on the transfer of the with-profit funds' interest in the Britannic defined benefit pension scheme	**26.0**	–
Other income	**5.0**	6.1
	119.7	6.1

On 1 January 2005 the majority of the risks and benefits of the Britannic Group defined benefit pension scheme that were previously borne by the with-profit funds of Britannic Assurance plc were transferred to the equity holders' funds. At the same time the management services agreement between Resolution Management Services Limited and the with-profit funds was revised to include an implicit reduction in the expense charges from 2005 for the effect of the pension contribution holiday previously attributable to the with-profit funds. The profit arising to equity holders reflects the assumption of risk by the equity holders in exchange for pricing certainty obtained by the with-profit funds.

9. Acquisition costs

	2005 £m	2004 £m
Acquisition costs paid	**2.9**	1.3
Change in deferred acquisition costs	**17.1**	20.0
	20.0	21.3

10. Administrative expenses

	Notes	2005 £m	2004 £m
Staff costs and other employee related costs	11	**61.6**	48.3
Defined benefit pension scheme service cost		**5.7**	6.0
Contributions to defined contribution pension schemes		**1.2**	0.4
Depreciation of property, plant and equipment		**3.7**	4.4
Amortisation of other intangible assets		**10.2**	–
Operating lease rentals		**1.8**	5.9
Auditors' remuneration	12	**4.8**	1.8
Post merger reorganisation costs		**2.0**	–
Impairment of goodwill		**20.0**	8.0
Other expenses		**148.5**	133.3
		259.5	208.1

Other expenses includes £nil (2004: £65.2m) relating to an implicit pension holiday within the unit charges agreed between the equity holders and the with-profit funds under a new management services agreement which came into effect on 1 January 2005. These unit charges were taken into account in the calculation of the long term business provision as at 31 December 2004.

11. Employee costs

	2005 £m	2004 £m
Wages and salaries	**55.6**	44.2
Social security contributions	**5.4**	3.6
Other pension costs	**0.6**	0.5
	61.6	48.3

Average number of persons employed during the year	2005	2004
Sales and distribution	**48**	48
Customer servicing	**754**	743
Investment, finance and administrative	**743**	647
	1,545	1,438

12. Auditors' remuneration

	Ernst & Young 2005 £m	KPMG 2005 £m	Total 2005 £m	KPMG 2004 £m
Statutory audit	**1.9**	**0.3**	**2.2**	0.7
Audit-related regulatory reporting	**0.1**	**0.1**	**0.2**	0.2
Other assurance services	**0.9**	**1.2**	**2.1**	0.2
Other services	**–**	**0.3**	**0.3**	0.7
	2.9	**1.9**	**4.8**	1.8

13. Financing costs

	2005 £m	2004 £m
Interest expense	**14.6**	13.1
Attributable to – policyholders	**2.9**	4.8
– equity holders	**11.7**	8.3
	14.6	13.1

14. Income taxes

(a) Current year tax charge

	2005 £m	2004 £m
Current tax:		
UK corporation tax	**118.1**	39.0
Overseas tax	**5.2**	3.1
	123.3	42.1
Adjustment in respect of prior years	**(12.8)**	(36.2)
	110.5	5.9
Deferred tax:		
Reversal/(origination) of temporary differences		
On non-profit surpluses	**53.2**	6.6
On amortisation of acquired in-force business	**(20.2)**	(0.8)
Other	**48.8**	(4.6)
Recognition of previously unrecognised tax credit	**(2.1)**	–
Write down of deferred tax assets	**2.0**	0.2
	81.7	1.4
Total income tax expense	**192.2**	7.3
Attributable to – policyholders	**94.2**	11.5
– equity holders	**98.0**	(4.2)
	192.2	7.3

Unrecognised tax losses of previous years have been used to reduce current tax expense and deferred tax by £5.0m (2004: £6.3m) and £20.3m (2004: £2.8m) respectively. The Group, as a proxy for policyholders in the UK, is required to pay taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK life insurance policyholder earnings is included in income tax expense. The tax expense attributable to policyholder earnings was £94.2m (2004: £11.5m).

The deferred tax charge for 2005 includes £48.4m in respect of the surplus in the non-profit fund of Britannic Assurance.

(b) Tax charged/(credited) to statement of recognised income and expense

	2005 £m	2004 £m
Current tax	–	–
Deferred tax	0.1	(3.2)
	0.1	(3.2)

(c) Reconciliation of tax charge

	2005 £m	2004 £m
Profit before tax	354.0	90.5
Policyholder tax	(94.2)	(11.5)
Profit after policyholder tax	259.8	79.0
Tax at standard UK rate (30 per cent)	77.9	23.7
Untaxed (income)/expenses	(21.2)	2.4
Disallowable expenses	2.7	15.4
Adjustment to tax charge in respect of prior years	–	(32.1)
Additional deferred tax on non-profit surplus	48.4	6.6
Other	(9.8)	(20.2)
Equity holders' tax	98.0	(4.2)
Policyholder tax	94.2	11.5
Total tax charge for the year	192.2	7.3

15. Earnings per share

The profit attributable to ordinary shareholders for the purposes of computing earnings per share has been calculated as set out below. In accordance with IFRS this is after deducting dividends and coupons on equity instruments paid in the year.

	2005 £m	2004 £m
Profit for the year attributable to equity holders	161.8	83.2
Less: Dividends paid on preference shares	–	–
Coupons paid on perpetual reset capital securities	–	–
	161.8	83.2

The basic earnings per share of 65.0p (2004: 42.3p) has been based on the profit of £161.8m (2004: £83.2m) and a weighted average number of ordinary shares outstanding during the year of 248,939,286 (2004: 196,576,702), calculated as follows:

15. Earnings per share (continued)

	2005 No.	2004 No.
Issued ordinary shares at beginning of year	**196,658,549**	196,493,388
Effect of ordinary shares issued	**52,280,737**	83,314
Weighted average number of ordinary shares	**248,939,286**	196,576,702

The diluted earnings per share of 64.4p (2004: 41.9p) has been based on the profit of £161.8m (2004: £83.2m) and a diluted weighted average number of ordinary shares outstanding during the year of 251,314,072 (2004: 198,410,451) calculated as follows:

	2005 No.	2004 No.
Weighted average number of ordinary shares at end of year	**248,939,286**	196,576,702
Effect of ordinary share options in issue	**2,374,786**	1,833,749
Weighted average number of ordinary shares (diluted)	**251,314,072**	198,410,451

16. Statement of changes in equity

	Share capital (note 17) £m	Share premium £m	Perpetual reset capital securities (note 19) £m	Reserves (note 20) £m	Retained earnings (note 21) £m	Minority interests (note 22) £m	Total £m
At 31 December 2004	9.8	47.2	–	0.9	718.5	–	776.4
Effect of implementing IAS 32, IAS 39, IFRS 4 and FRS 27 (note 4)	–	–	–	–	(4.5)	–	(4.5)
At 1 January 2005	9.8	47.2	–	0.9	714.0	–	771.9
Total recognised income and expense for the year attributable to equity holders	–	–	–	0.1	158.5	–	158.6
Dividends on ordinary shares	–	–	–	–	(48.2)	–	(48.2)
	9.8	47.2	–	1.0	824.3	–	882.3
Issue of ordinary share capital	8.3	0.6	–	1,043.0	–	–	1,051.9
Issue costs	–	(5.3)	–	–	–	–	(5.3)
Equity share options issued	–	–	–	1.3	–	–	1.3
Preference shares of acquired business	–	–	–	–	–	108.2	108.2
Issue of perpetual reset capital securities	–	–	500.0	–	–	–	500.0
Issue costs, net of tax relief	–	–	(3.5)	–	–	–	(3.5)
At 31 December 2005	18.1	42.5	496.5	1,045.3	824.3	108.2	2,534.9

Tax relief on the costs of issuing the perpetual reset capital securities amounts to £1.5m.

	Share capital (note 17) £m	Share premium £m	Perpetual reset capital securities (note 19) £m	Reserves (note 20) £m	Retained earnings (note 21) £m	Minority interests (note 22) £m	Total £m
At 1 January 2004, as previously reported	9.8	21.7	–	25.5	666.1	–	723.1
Transfer between reserves	–	25.3	–	(25.3)	–	–	–
At 1 January 2004, as restated	9.8	47.0	–	0.2	666.1	–	723.1
Total recognised income and expense for the year attributable to equity holders	–	–	–	–	79.6	–	79.6
Dividends on ordinary shares	–	–	–	–	(30.4)	–	(30.4)
	9.8	47.0	–	0.2	715.3	–	772.3
Issue of ordinary share capital	–	0.2	–	–	–	–	0.2
Equity share options issued	–	–	–	0.7	–	–	0.7
Change in own shares acquired	–	–	–	–	3.2	–	3.2
At 31 December 2004	9.8	47.2	–	0.9	718.5	–	776.4

The transfer between reserves relates to the establishment of a minimum share premium, in accordance with the requirements of section 132 Companies Act 1985, in respect of a previous Group reconstruction.

17. Share capital

	2005 £m	2004 £m
Authorised: 500m (2004: 260m) ordinary shares of 5p each	**25.0**	13.0
Issued and fully paid: 361.1m (2004: 196.7m) ordinary shares of 5p each	**18.1**	9.8

	2005 million	2004 million
Shares in issue at 1 January	**196.7**	196.5
Shares issued under share option schemes	**0.2**	0.2
Shares issued on acquisition of Resolution Life Group Limited	**164.2**	–
Shares in issue at 31 December	**361.1**	196.7

At an Extraordinary General Meeting of the Company held on 26 July 2005 the authorised share capital of the Company was increased by 240m ordinary shares of 5p each to 500m ordinary shares of 5p each.

Ordinary shareholders of the Company are entitled:

- To attend general meetings of the Company and to vote at such meetings. Ordinary shareholders have one vote on a show of hands if present at a general meeting or, if a poll is called, one vote for each share held.
- To receive a copy of the annual accounts, auditors' report, directors' report and any accompanying reports of the Company not less than 21 days before the date of the Annual General Meeting.
- To receive dividends, including interim dividends declared by the Board, except where shares are issued on terms providing that they will rank for dividend as from a particular date. The Company may not declare, pay or distribute a dividend on the ordinary shares or redeem, purchase or otherwise acquire its ordinary shares for so long as a deferred coupon payment of the perpetual reset capital securities has not been satisfied.

17. Share capital (continued)

Where an ordinary shareholder has not been traced for a period of twelve years the Company is entitled to sell the shares of that member. The proceeds of sale are retained by the Company and the amount is held as a debt due to the former member of the Company. No interest accrues on the debt.

18. Share options

The Company has in place share-based payment arrangements with its employees. Details of the arrangements are set out below.

For share options granted before 7 November 2002 the recognition and measurement principles of IFRS 2 *Share Based Payments* have not been applied, as permitted by the transitional provisions in IFRS 1.

The weighted average share price of the Company in 2005 amounted to 552.3p (2004: 356.7p).

(a) Save As You Earn scheme (SAYE)

The SAYE scheme allows monthly savings of up to £250 for periods of three or five years. Employees are eligible to participate in a SAYE arrangement once they have been in service for six months prior to the financial year end before the year of grant. The options will vest if the employee remains in service for the life of the option from the date of grant (a period of three years or five years). The option price is determined by the Company which may apply up to 20% discount on market price, taken as the average market value on the three dealing days preceding the date of invitation. There is no cash settlement alternative.

Options outstanding under the SAYE scheme as at 31 December 2005:

Exercise period ordinarily within six months from:	Exercise price (pence)	Number of 5p ordinary shares **2005**	2004
June 2004	826	**–**	653
June 2004	758	**–**	510
June 2005	595	**226**	50,048
June 2005	546	**–**	27,119
June 2006	758	**16,285**	17,451
June 2006	123	**1,285,600**	1,383,492
June 2007	546	**20,170**	22,339
June 2007	282	**253,165**	290,983
June 2008	123	**750,309**	820,008
June 2008	392	**184,588**	–
June 2009	282	**125,374**	141,371
June 2010	392	**84,975**	–
Total		**2,720,692**	2,753,974

The following table sets out the number and corresponding weighted average option prices (WAEP) for the movements in employee share options during the year.

	2005 No.	**2005 WAEP (pence)**	2004 No.	2004 WAEP (pence)
Outstanding as at 1 January	**2,753,974**	**168.44**	2,989,321	165.21
Granted during the year	**286,914**	**392.00**	458,214	168.44
Forfeited during the year	**(201,061)**	**(304.37)**	(79,623)	(123.35)
Exercised during the year	**(90,853)**	**(144.26)**	(613,938)	(243.31)
Expired during the year	**(28,282)**	**(556.29)**	–	–
Outstanding at 31 December	**2,720,692**	**178.75**	2,753,974	168.44
Exercisable at 31 December	**226**	**595.00**	1,163	796.18

Included in the above are options over 36,681 (2004: 118,120) shares that have not been recognised in accordance with IFRS 2 as the options were granted on or before 7 November 2002. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

The options outstanding at 31 December 2005 have a weighted average remaining contractual life of 1.47 years (2004: 2.75 years).

The fair value of equity-settled share options granted is estimated as at the date of grant using the binomial pricing option, taking into account the terms and conditions upon which the options are granted. The estimated fair value of each share option granted in the SAYE schemes ranges from £0.30 to £1.15.

The following table lists the inputs to the model for the years ended 31 December 2005 and 31 December 2004.

	2005	2004
Dividend yield	**4.5%**	4.5%
Expected share price volatility	**25.0%**	25.0%
Historical volatility	**52.3%**	58.2%
Risk-free interest rate	**3.9% - 4.7%**	3.9% - 4.7%
Expected life of option (years)	**3.3 - 5.5**	3.3 - 5.5
Forfeiture per annum range	**2.0% - 9.1%**	5.0% - 15.0%

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not be the actual outcome. No other features were incorporated into the measurement of fair value. The weighted average fair value of options granted during the year was £1.11 (2004: £0.88). The expense recognised for share-based payments in respect of employee services received during the year to 31 December 2005 amounted to £0.4m (2004: £0.4m) for SAYE schemes.

(b) Executive Share Option Scheme (ESOS)

Share options are granted to senior management with a vesting period of three years from the date of grant and with an exercise period of seven years from the date of vesting. The exercise price of options under the Resolution 1998 Approved Share Option Scheme is determined as the average of the mid-market price on the three days prior to the date of grant. In the case of the Resolution 1998 Unapproved Share Option Scheme, the exercise price is determined by considering the mid-market price on the date of grant. If the mid-market price is lower than that determined in the preceding three days for the Approved options, the same exercise price is set for the Unapproved options as was set for the Approved ones; but if the mid-market price on the date of grant is higher than that set for the Approved options, the exercise price set for the Unapproved options is that higher mid-market price. No grant has ever been made under the scheme at less than market value.

Options granted in 2003 will vest if and when there is an increase in operating earnings per share (EPS) before exceptional items and excluding any longer term return from the shareholders' retained capital (SRC) to match or exceed RPI + 6% over the 3 years ended 31 December 2005.

Options granted in 2004 will vest if and when there is an increase in operating EPS, before exceptional items and excluding any longer term return from the SRC to match or exceed RPI + 6% over the 3 years ended 31 December 2006.

Options granted in 2005 will vest if and when there is an increase in operating EPS, before exceptional items and excluding smoothed return from the SRC to match or exceed RPI + 6% over the 3 years ended 31 December 2007.

The Company has determined to make no further grants under the ESOS scheme.

There is no cash settlement alternative.

18. Share options (continued)

Options outstanding under the ESOS schemes as at 31 December 2005:

Exercise period ordinarily within seven years from	Option price (pence)	Number of 5p ordinary shares 2005	2004
March 2002	1032	**17,000**	19,000
November 2002	1061	**–**	114,985
March 2003	748	**31,000**	38,000
March 2005	697	**–**	47,450
April 2005	730	**–**	4,109
April 2005	733	**–**	16,371
September 2005	364	**50,700**	107,800
March 2006	154	**265,100**	287,550
April 2006	153	**19,607**	19,607
April 2006	157	**162,421**	162,421
September 2006	305	**145,000**	164,900
December 2006	285	**10,526**	10,526
December 2006	288	**26,041**	26,041
March 2007	352	**203,594**	210,944
September 2007	383	**63,193**	69,738
September 2007	388	**69,557**	69,562
April 2008	475	**121,550**	–
October 2008	602	**114,550**	–
Total		**1,299,839**	1,369,004

The following table sets out the number and corresponding weighted average option prices (WAEP) for the movements in the executive share options during the year.

	2005 No.	2005 WAEP (pence)	2004 No.	2004 WAEP (pence)
Outstanding as at 1 January	**1,369,004**	**339.79**	1,571,590	403.25
Granted during the year	**238,850**	**535.91**	371,450	364.95
Forfeited during the year	**(222,070)**	**(840.48)**	(507,430)	(468.35)
Exercised during the year	**(85,945)**	**(319.26)**	(66,606)	(191.83)
Expired during the year	**–**	**–**	–	–
Outstanding at 31 December	**1,299,839**	**322.95**	1,369,004	339.79
Exercisable at 31 December	**50,700**	**364.00**	–	–

Included in the above are options over 98,700 (2004: 347,715) shares that have not been recognised in accordance with IFRS 2 as the options were granted on or before 7 November 2002. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

For the share options outstanding as at 31 December 2005, the weighted average remaining contractual life is 7.85 years (2004: 8.09 years).

The fair value of equity-settled share options granted is estimated as at the date of grant using the binomial pricing option, taking into account the terms and conditions upon which the option are granted. The estimated fair value of each share option granted in the executive employee share plans ranges from £0.28 to £1.10.

The following table lists the inputs to the model for the years ended 31 December 2005 and 31 December 2004.

	2005	2004
Dividend yield	**4.5%**	4.5%
Expected share price volatility	**25.0%**	25.0%
Historical volatility	**52.3%**	58.2%
Risk-free interest rate	**3.3% - 4.8%**	3.3% - 4.8%
Expected life of option (years)	**5.0**	5.0
Forfeiture per annum range	**2.0% - 12.1%**	10.0% - 15.0%

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not be the actual outcome. No other features were incorporated into the measurement of fair value.

The weighted average fair value of options granted during the year was £0.98 (2004: £0.65).

The expense recognised for share-based payments in respect of employee services received during the year to 31 December 2005 is £0.3m (2004: £0.2m) under executive share options.

(c) Long Term Incentive Plan (LTIP)

Under the Resolution 2002 LTIP and the Resolution 2005 LTIP, share options are granted to directors and senior management. Both are 'nil cost' plans with a £1 aggregate exercise price in respect of each grant and have a vesting period of three years, both being subject to the meeting of performance criteria.

Once vested, the 2002 LTIP has an exercise period of three months which may be extended up to one year at the discretion of the Company. The 2005 LTIP may be exercised during the six months following vesting, though the Plan Trustee has discretion to extend the exercise period up to twelve months. However no options may vest unless the measured total shareholder return (TSR) reflects underlying financial performance.

The number of shares under option is determined by reference to a maximum multiple of twice basic salary and a notional share price set prior to date of grant.

Options granted in 2003 are exercisable from the third anniversary subject to how the Company's share price growth over a fixed three year period is ranked in a table of companies in the FTSE 250.

Options granted in April 2004 and April 2005 are exercisable from the third anniversary subject to total shareholder return (TSR) growth over 3 years as compared to FTSE 250.

For options granted between April 2003 and April 2005, the LTIP three year measurement period commences from 31 March in the year of grant. This date is also taken for setting the constituents of the comparator group.

Options granted in September 2005 and October 2005 are exercisable from the third anniversary of the date of grant subject to TSR growth over 3 years as compared to that of the companies ranked 51 to 150 in the FTSE All-share index. For these grants the LTIP 3 year performance period is taken from, and the FTSE 51 – 150 comparator companies taken as at, 4 July 2005.

Under the 2002 LTIP, 25% of shares vest at median ranking, all if performance is in the top quartile and straight line pro rata if in between. Under the 2005 LTIP, 25% of shares vest at median ranking, all if in the top quintile and straight line pro rata if in between.

18. Share options (continued)

There is a cash settlement alternative for options granted under the 2005 LTIP in September 2005 and October 2005 at the discretion of the Remuneration Committee.

Options outstanding under the LTIP schemes as at 31 December 2005:

Exercise period ordinarily within 1 year from	Option price (pence)	Number of 5p ordinary shares 2005	2004
April 2006	nil	**186,274**	186,274
December 2006	nil	**36,842**	36,842
April 2007	nil	**364,461**	364,461
April 2008	nil	**373,683**	–
September 2008	nil	**510,452**	–
October 2008	nil	**65,574**	–
Total		**1,537,286**	587,577

The following table sets out the number and weighted average option prices (WAEP) of, and movements in, the LTIP share options during the year.

	2005 No.	2005 WAEP (pence)	2004 No.	2004 WAEP (pence)
Outstanding as at 1 January	**587,577**	–	223,116	–
Granted during the year	**949,709**	–	364,461	–
Forfeited during the year	–	–	–	–
Exercised during the year	–	–	–	–
Expired during the year	–	–	–	–
Outstanding at 31 December	**1,537,286**	–	587,577	–
Exercisable at 31 December	–	–	–	–

For the share options outstanding as at 31 December 2005, the weighted average remaining contractual life is 1.95 years (2004: 1.94 years).

The fair value of equity-settled share options granted is estimated as at the date of grant using the binomial pricing option and the Monte Carlo pricing model for 2004 and 2005 options, taking into account the terms and conditions upon which the options were granted.

The estimated fair value of each share option granted in the LTIP schemes ranges from £1.44 to £6.49. The following table lists the inputs to the model used for the years ended 31 December 2005 and 31 December 2004. In addition, the share price of other members of the comparator group is a key input.

	2005	2004
Dividend yield	**4.5%**	4.5%
Expected share price volatility	**25.0%**	25.0%
Historical volatility	**52.3%**	58.2%
Risk-free interest rate	**4.0 % - 4.7%**	4.0 % - 4.7%
Expected life of option (years)	**3.0**	3.0
Forfeiture per annum range	**0% - 5%**	0%

The expected life of the options is based on historical data and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not be the actual outcome. No other features were incorporated into the measurement of fair value. The weighted average fair value of options granted during the year was £3.62 (2004: £3.19).

The expense recognised for share-based payments in respect of employee services received during the year to 31 December 2005 amounted to £0.6m (2004: £0.3m) under LTIPs.

The share option equity reserve at 31 December 2005 was £2.2m (2004: £0.9m).

19. Perpetual reset capital securities

	2005	2004
	£m	£m
At 1 January	**–**	–
Issued in the year	**500.0**	–
Issue costs, net of tax relief	**(3.5)**	–
At 31 December	**496.5**	–

£500m of perpetual reset capital securities ('the Notes') were issued by the Company on 17 November 2005. The Notes are listed on the London Stock Exchange. The proceeds of the issue amounted to £496.5m after deducting the issue costs, net of tax relief, of £3.5m.

The Notes are unsecured obligations of the Company and are subordinate to the claims of senior creditors. Payments in respect of the Notes are conditional upon the Company being solvent at the time of payment and immediately following such payment and also, in respect of coupon payments, having sufficient distributable reserves.

The Notes have no fixed maturity date and coupon payments may be deferred at the option of the Company; accordingly the Notes meet the definition of equity for financial reporting purposes. The Notes also meet the conditions for Innovative Tier 1 capital treatment in the calculation of the Group Capital Resources under the rules of the Financial Services Authority.

The Notes may be redeemed at par at the option of the Company on the first reset date of 25 April 2016 or on any coupon payment date thereafter. Redemption is subject to the agreement of the Financial Services Authority. In certain circumstances the Company has the right to substitute the Notes or to redeem the Notes before the first reset date.

Coupons are payable annually in arrears on 25 April, commencing in 2006, at the rate of 6.5864% per annum, until the first reset date. Thereafter coupons are payable semi-annually at 2.73% per annum over the then prevailing offered rate for six-month sterling deposits.

If the Company opts to defer a coupon payment the deferred coupon payment may only be satisfied by the issue of ordinary shares in the Company, which may be made at any time. For so long as a deferred coupon payment has not been satisfied the Company may not declare, pay or distribute a dividend on its securities in issue ranking junior to the Notes, including the ordinary shares or, except in particular circumstances, redeem, purchase or otherwise acquire any of its securities in issue ranking junior to the Notes, including its ordinary shares.

20. Reserves

	Share options reserve £m	Revaluation reserve £m	Other reserve £m	Merger reserve £m	Total £m
At 1 January 2005	**0.9**	**–**	**–**	**–**	**0.9**
Equity share options issued	**1.3**	**–**	**–**	**–**	**1.3**
Merger reserve arising on the issue of shares for the acquisition of Resolution Life Group Limited	**–**	**–**	**–**	**1,043.0**	**1,043.0**
Allocation from total recognised income and expense for the year attributable to equity holders	**–**	**0.1**	**–**	**–**	**0.1**
At 31 December 2005	**2.2**	**0.1**	**–**	**1,043.0**	**1,045.3**

	Share options reserve £m	Revaluation reserve £m	Other reserve £m	Merger reserve £m	Total £m
At 1 January 2004, as previously reported	0.2	–	25.3	–	25.5
Transfer to share premium	–	–	(25.3)	–	(25.3)
At 1 January 2004, as restated	0.2	–	–	–	0.2
Equity share options issued	0.7	–	–	–	0.7
At 31 December 2004	0.9	–	–	–	0.9

The transfer to share premium relates to the establishment of a minimum share premium, in accordance with the requirements of section 132 Companies Act 1985, in respect of a previous Group reconstruction.

The share options reserve comprises the cumulative fair value charges made to the income statement in respect of share options granted and still outstanding.

The revaluation reserve comprises the post-acquisition revaluation gain on owner-occupied properties held by the equity holders' funds.

The merger reserve is the difference between the fair value and the nominal value of the shares issued on 6 September 2005 as consideration for the acquisition of Resolution Life Group Limited.

21. Retained earnings

	Held within the long term business £m	Other retained earnings £m	Total £m
At 31 December 2004	**530.9**	**187.6**	**718.5**
Effect of implementation of IAS 32, IAS 39, IFRS 4 and FRS 27 (note 4)	**(17.8)**	**13.3**	**(4.5)**
At 1 January 2005	**513.1**	**200.9**	**714.0**
Allocation from total recognised income and expense for the year attributable to equity holders	**81.8**	**76.7**	**158.5**
Transfers	**(123.6)**	**123.6**	**–**
	471.3	**401.2**	**872.5**
Dividends on ordinary shares	**–**	**(48.2)**	**(48.2)**
At 31 December 2005	**471.3**	**353.0**	**824.3**

Dividends on ordinary shares comprise the final dividend for 2004 of £24.4m and the interim dividend for 2005 of £23.8m.

	Held within the long term business £m	Other retained earnings £m	Total £m
At 1 January 2004	511.4	154.7	666.1
Total recognised income and expense for the year attributable to equity holders	62.3	17.3	79.6
Transfers	(46.0)	46.0	–
	527.7	218.0	745.7
Dividends on ordinary shares	–	(30.4)	(30.4)
Change in own shares acquired	3.2	–	3.2
At 31 December 2004	530.9	187.6	718.5

Dividends on ordinary shares comprise the final dividend for 2003 of £19.7m and the interim dividend for 2004 of £10.7m.

Retained earnings held within the long term business includes the surplus in the non-profit funds of Britannic Assurance and the equity holders' other post-acquisition interests in the long term business. Other retained earnings comprise the aggregate of the post-acquisition retained earnings of subsidiary undertakings and the retained earnings of the Company. Distribution of the retained earnings held within the long term funds and surplus assets held within the shareholders' funds of the life companies is subject to retaining sufficient funds to protect policyholder interests.

22. Minority interests

	2005 £m	2004 £m
At 1 January	–	–
Acquired through business combinations	**108.2**	–
Changes in the year	–	–
At 31 December	**108.2**	–

The minority interests comprise two separate tranches of preference shares, each with a nominal value of £50m, plus the attributed coupon to the date of acquisition of £8.2m.

Since the end of the financial year the preference shares have been purchased by the Group (note 48).

22. Minority interests (continued)

(a) Cash preference shares

	2005 £m
Authorised: 100m cash preference shares of £1 each	100.0
Issued and fully paid: 50m cash preference shares of £1 each	50.0

	2005 million
Shares in issue at 6 September	50.0
Shares issued in period	–
Shares in issue at 31 December	50.0

The cash preference shares are perpetual fixed cash coupon non-cumulative preference shares in a subsidiary entity, Resolution Life Group Limited, which was acquired on 6 September 2005. The preference shares have no fixed maturity date and the company has the right not to declare or pay a preference dividend; accordingly the preference shares meet the definition of equity for financial reporting purposes. They carry a coupon of 8.75% per annum payable on 30 April in respect of the previous calendar year. Under the terms of the preference shares, no dividend is payable to ordinary shareholders of Resolution Life Group Limited unless the annual cash preference share dividend is paid.

(b) Paid In Kind (PIK) preference shares

	2005 £m
Authorised: 100m PIK preference shares of £1 each	100.0
Issued and fully paid: 50m PIK preference shares of £1 each	50.0

	2005 million
Shares in issue at 6 September	50.0
Shares issued in period	–
Shares in issue at 31 December	50.0

The PIK preference shares are fixed PIK coupon non-cumulative preference shares in a subsidiary entity, Resolution Life Group Limited, which was acquired on 6 September 2005. The preference shares have no fixed maturity date and the company has the right not to declare or pay a preference dividend; accordingly the preference shares meet the definition of equity for financial reporting purposes. They carry a coupon of 8.75% per annum, payable on 30 April in respect of the previous calendar year and are subordinated to the cash preference shares. Prior to the purchase of the preference shares by the Group after the end of the financial year, it was expected that the coupon would be satisfied by the issue of up to 26m of further PIK preference shares; if the coupon were paid in full, the holder, Royal & Sun Alliance Insurance Group plc (RSA) (or one its subsidiaries), would hold 76m PIK preference shares after five years. If the PIK preference shares were not redeemed in connection with the mis-selling liabilities sharing mechanism agreed with RSA, at the end of the five year period they would have converted to cash preference shares. Holders of the PIK preference shares have the right to vote only on matters affecting the special rights of the PIK preference shares or for, or in relation to, the winding up of Resolution Life Group Limited.

23. Insurance contracts liabilities

	Gross liabilities 2005 £m	Reinsurers' share 2005 £m
Life assurance business:		
Insurance contracts	26,541.1	3,615.9
Investment contracts with DPF	3,743.1	–
	30,284.2	3,615.9
General insurance business:		
Unearned premiums	3.2	3.2
Outstanding claims provision	83.5	83.5
	30,370.9	3,702.6
Amount due for settlement/recovery after 12 months	27,456.0	3,105.3

	Gross liabilities 2005 £m	Reinsurers' share 2005 £m
At 31 December 2004	10,859.5	1,232.0
Effect of implementation of IAS 32, IAS 39, IFRS 4 and FRS 27 (note 4)	(1,706.5)	(57.2)
At 1 January 2005	9,153.0	1,174.8
Acquisitions through business combinations	22,293.7	4,695.3
Premiums	444.8	50.4
Claims	(1,253.3)	(144.1)
Other changes in liabilities	(267.3)	(2,073.8)
As at 31 December 2005	30,370.9	3,702.6

The general insurance business is written in a subsidiary undertaking that was previously a subsidiary undertaking of Royal & Sun Alliance Insurance Group plc (RSA). The Group has in place a fall back perpetual reinsurance arrangement under which the full economic burden and benefit of the business rests with RSA. In addition, RSA has agreed to indemnify the Group against any general insurance liabilities which are not otherwise covered by the reinsurance treaty. This indemnity is unlimited as to time and amount.

24. Unallocated surplus

	2005 £m	2004 £m
At 31 December 2004 (2003)	**566.5**	275.2
Effect of implementation of IAS 32, IAS 39, IFRS 4 and FRS 27 (note 4)	**(287.9)**	–
At 1 January	**278.6**	275.2
Acquisitions through business combinations	**425.8**	–
Transfer from income statement	**152.0**	291.3
At 31 December	**856.4**	566.5

The effect of implementing IAS 32, IAS 39, IFRS 4 and FRS 27 on 1 January 2005 includes a transfer of £247.7m from unallocated surplus to liabilities under insurance contracts.

25. Equalisation provision

Upon adoption of IFRS 4 on 1 January 2005 the equalisation provision was eliminated as IFRS 4 does not permit such provisions.

For 2004 the equalisation provision comprises amounts set aside in accordance with the requirements of chapter 7.5 of the Prudential Sourcebook to mitigate potential exceptional high loss ratios in future years for classes of general business displaying a high degree of claims volatility. This provision, which is in addition to that required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date, is required by Schedule 9A to the Companies Act 1985 to be included in insurance liabilities in the balance sheet, notwithstanding that it does not represent liabilities at the balance sheet date. This has had the effect of reducing shareholders' funds as at 31 December 2004 by £0.6m. The movement in the equalisation provision during 2004 resulted in a favourable movement on the general business account result of £0.5m.

26. Provisions

	Restructuring £m	Long term incentive plan £m	Other £m	Total £m
At 1 January 2005	**15.4**	**1.7**	**8.1**	**25.2**
Acquisitions through business combinations	**1.0**	**–**	**9.2**	**10.2**
Additions in the year	**6.1**	**1.0**	**2.3**	**9.4**
Utilised during the year	**(8.4)**	**(0.2)**	**(9.4)**	**(18.0)**
At 31 December 2005	**14.1**	**2.5**	**10.2**	**26.8**

The amount due for settlement after 12 months is £12.3m (2004: £13.0m), none of which has been discounted.

27. Investment contracts liabilities

	2005 Gross liabilities £m	2005 Reinsurers' share £m
Amount due for settlement/recovery after 12 months	**6,370.3**	**-**

28. Insurance and investment contracts liabilities – terms, assumptions and sensitivities

(a) Assumptions

Process used to determine 2005 assumptions

For participating business in realistic basis companies the demographic assumptions about future experience are intended to be "best estimates". They are determined after considering the companies' recent experience and/or relevant industry data. Economic assumptions are market consistent.

For other business, demographic assumptions are derived by adding a prudence margin to best estimate assumptions. Economic assumptions are prudent estimates of the returns expected to be achieved on the assets backing the liabilities.

A number of changes were made to assumptions either to reflect changes in expected experience or to harmonise the approach across the enlarged Group. The impact of material changes during the year or since the date of acquisition for businesses acquired during the year were as follows:

	Increase/(decrease) in insurance liabilities £m
Changes to expense assumptions	**22.7**
Strengthening of annuitant mortality assumptions	**92.2**
Changes to guaranteed annuity rate take up	**(44.5)**
Change to assumed future persistency rates	**(42.2)**

Valuation interest rate

For realistic basis companies other than Alba Life, the liabilities are determined stochastically using an appropriate number of risk neutral scenarios produced by a proprietary economic scenario generator calibrated to market conditions and gilt yields as at the valuation date. For Alba Life however, liabilities are determined by a closed form solution with parameters chosen to be consistent with market conditions and gilt yields as at the valuation date.

For funds not subject to realistic reporting, the method used to determine valuation interest rates generally follows the regulations set out in section 7.3 of the Prudential Sourcebook. Assets are firstly hypothecated to classes of business being valued.

28. Insurance and investment contracts liabilities – terms, assumptions and sensitivities (continued)

The valuation interest rates for each block of business are based on the expected returns of the hypothecated assets. The yield is then adjusted to make allowance for credit risk, reinvestment risk and investment management expenses. Valuation interest rates (after tax for life policies) are generally in the following ranges:

Life policies	2.90% - 3.75%
Pension policies	3.25% - 4.25%

Investment contracts with discretionary participation features are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS.

Expense inflation

Expenses are assumed to increase at the rate of increase in the RPI plus a fixed margin in accordance with the management service agreements (MSAs). For realistic basis companies the rate of RPI inflation is determined within each stochastic scenario; for other companies it is assumed that RPI inflation is 3% p.a. For MSAs with contractual increases set by reference to national average earnings inflation, this is approximated as RPI inflation plus 1%. In instances in which inflation risk is not mitigated, a further margin for adverse deviations is then added to the rate of expense inflation.

Mortality and longevity rates

Mortality rates are based on published tables, adjusted appropriately to take account of changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. Where appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity.

Lapse and surrender rates (persistency)

The assumed rates for surrender and voluntary premium discontinuance depend on the length of time a policy has been in force and the company. Surrender or voluntary premium discontinuances are only assumed for realistic basis companies. Withdrawal rates used in the valuation of with-profit policies are based on observed experience and adjusted when it is considered that future policyholder behaviour will be influenced by different considerations than in the past. In particular, it is assumed that withdrawal rates for unitised with-profit contracts will be higher on policy anniversaries on which market value adjustments do not apply.

Discretionary participating bonus rates

For realistic basis companies, the regular bonus rates assumed in each scenario are determined in accordance with each company's Principles and Practices of Financial Management (PPFM).

Final bonuses are assumed at a level such that maturity payments will equal asset shares subject to smoothing rules set out in the PPFM. For non realistic basis companies, some provision is made for future bonuses.

2004 assumptions

The principal assumptions underlying the calculation of the insurance contracts liabilities in 2004 were as follows:

		2004	2004
Assurances:			
Industrial branch non-profit		ELT No. 13	3.00%
Industrial branch with-profit		ELT No. 13	3.25%
Ordinary branch with-profit		AM80 (ult)	3.25%
Ordinary branch non-profit		AM80 (ult)	3.00%
Temporary assurances		AM80 (ult)	3.00%
Unitised with-profit		AM80 (ult)	3.25%
Unit-linked		AM80 (ult)	3.00%
Overseas with-profit		AM80 (ult)	3.50%
General Annuities			
Annuities in payment		85%PMA/PFA92 C2020	3.75%
Pensions:			
Deferred annuities with-profit:	pre vesting	60%AM80 (ult)	4.00%
	post vesting	70%PMA/PFA92 C2020	4.25%
Deferred annuities non-profit:	pre vesting	–	4.00%
	post vesting	70%PMA/PFA92 C2020	4.25%
Guaranteed annuity options:	pre vesting	80%AM/AF92 (ult)	4.25%
	post vesting	90%PMA/85%PFA92 C2020+MC	4.25%
Annuities in payment		90%PMA/PFA92 C2020	4.30%
Temporary assurances		AM80 (ult)	3.75%
Unitised with-profit		AM80 (ult)	3.50%
Unit-linked		AM80 (ult)	3.75%
Other business:			
Unitised with-profit		AM80 (ult)	3.50%

28. Insurance and investment contracts liabilities – terms, assumptions and sensitivities (continued)

Expense provisions for 2004 by policy type are as follows:

	2004 £/Policy
Industrial branch policies:	
Regular premium	33.77
Single premium and paid-up – with-profit	18.76
Single premium and paid-up – non-profit	11.26
Ordinary branch with-profit policies	
Regular premium – individual pension	59.49
Other regular premium	35.70
Single premium and paid-up	17.85
Ordinary branch non-profit policies	
Life non-profit:	
Regular premium – permanent health insurance	40.68
Other regular premium	26.25
Single premium and paid-up	12.62
Pension non-profit:	
Regular premium – individual pension	19.99
Annuity single premium and paid-up	21.16
Unit-linked:	
Life regular	42.45
Life single premium and paid-up	42.45
Pension regular	47.44
Pension single premium and paid-up	47.44

The unit charges are reviewed annually. The revised level of unit charges within the contract were used to determine the amount of the long term business provision at the end of 2004.

(b) Sensitivities

The table below indicates the stand alone impact of certain key assumption changes to insurance and investment contracts.

Fluctuations in with-profit business have no direct impact on profit or equity holders' funds. Consequently these do not feature in the table below.

	Change in assumption %	Impact on profit before equity holders' tax £m	Impact on equity holders' funds £m
Fixed interest yield assumptions	-1%	25.8	21.9
Fixed interest yield assumptions	+1%	(10.7)	(8.2)
Equity and property values	-10%	(5.5)	(3.8)
Mortality assumptions for annuities	-5%	(36.7)	(30.3)
Mortality assumptions for assurances	-5%	19.8	14.1

In reality, given the correlation between the assumptions, it is not often possible to demonstrate the effect of key assumptions whilst other assumptions remain unchanged. It should also be noted that in some instances these sensitivities are non-linear, consequently larger or smaller impacts should not be interpolated or extrapolated from these results.

29. Capital statement

There is a requirement under UK Financial Reporting Standard 27 *Life Assurance* to present a statement setting out total capital resources related to life assurance business. This information is set out below for each of the Group's major with-profit funds, namely Phoenix Life & Pensions Limited (PLP), Phoenix & London Assurance Limited (PALAL) and Britannic Assurance plc (BA), as well as for other life assurance business. These with-profit funds fall under the Financial Services Authority's (FSA's) realistic capital regime. Under this regime, liabilities to policyholders include both declared bonuses and the anticipated future bonuses not yet declared. They do not, however, include the amounts attributable to shareholders in respect of future bonuses.

(a) Capital statement

	PLP £m	PALAL £m	BA £m	Other with-profit funds £m	Non-profit funds £m	Total life operations £m
Equity holders' funds						
Outside long term fund	63.2	325.0	–	–	890.2	1,278.4
Inside long term fund	–	–	–	53.0	706.1	759.1
Other qualifying capital						
Subordinated debt	36.0	211.9	–	–	20.0	267.9
Unallocated surplus	174.7	–	284.8	396.9	–	856.4
Regulatory adjustments						
Assets	(0.3)	(1.2)	(148.6)	(5.8)	(284.3)	(440.2)
Liabilities	1,091.3	65.5	621.8	10.7	(56.4)	1,732.9
Total available capital resources	1,364.9	601.2	758.0	454.8	1,275.6	4,454.5
Capital requirement						
UK realistic basis	1,265.7	355.8	758.0	–	32.0	2,411.5
Other regulatory bases	–	–	–	228.8	266.8	495.6
Overall surplus capital over regulatory requirements 31 December 2005	**99.2**	**245.4**	**–**	**226.0**	**976.8**	**1,547.4**

Analysis of policyholders' net liabilities

	PLP £m	PALAL £m	BA £m	Other with-profit funds £m	Non-profit funds £m	Total life operations £m
Insurance contracts	7,723.9	6,236.9	1,921.3	2,484.0	4,559.1	22,925.2
Investment contracts with DPF	–	–	3,431.5	311.6	–	3,743.1
Investment contracts	5.3	3.5	–	0.5	6,676.3	6,685.6
Total technical liabilities	7,729.2	6,240.4	5,352.8	2,796.1	11,235.4	33,353.9

29. Capital statement (continued)

Reconciliation of equity holders' funds

The equity holders' funds in the capital statement can be reconciled to Group equity holders' funds as follows:

	£m
Equity holders' funds of life businesses at 31 December 2005	2,037.5
Less Alba Life shareholders' funds	(241.9)
RLG acquired VIF and life division goodwill (£65m)	454.4
Asset management business (including goodwill of £134.5m)	171.3
Management services business (including goodwill of £10.0m)	58.3
Other non-life companies and holding companies	55.3
Group equity holders' funds at 31 December 2005	2,534.9

The shareholder funds of Alba Life are not included in Group equity holders' funds as that company is directly owned by the Britannic Assurance with-profit fund.

The regulatory liabilities for PLP, PALAL and BA have been determined taking account of the requirement in the Institute and Faculty of Actuaries' Guidance Note, GN45, to show zero working capital for a realistic basis with-profit fund that is closed to new business. If this requirement were disregarded, the surplus capital over regulatory requirements would increase by £89m, £nil and £214m respectively.

(b) Internal group financing and other arrangements

The Group has several internal group financing arrangements in place. Details of these arrangements are set out below.

PLP and PALAL subordinated loan agreements

Under these agreements, PLP and PALAL each have a loan facility with RLG With Profit Holdings Ltd (RLGWPH), the immediate parent company. Financial support is provided where it is anticipated that either PLP or PALAL would have insufficient capital to meet the "Capital Test". The Capital Test requires there to be sufficient capital to meet both the Individual Capital Assessment (ICA) as adjusted by any Individual Capital Guidance (ICG) (calculated under PRU 2.3) and for there to be an excess of available capital resources equal to at least £50m under both the statutory and realistic solvency regulations.

The loans are repayable at each company's discretion, subject to providing at least 6 months notice to RLGWPH and to the FSA, but only if the Capital Test is met and only then with the consent of the FSA. The aggregate amount available under the subordinated loan agreements is limited to £265m. At the end of 2005, PLP and PALAL had drawn down £36.0m and £212m, respectively, under these facilities.

PLP and PALAL internal capital support memoranda

Under these memoranda, PLP and PALAL have agreed with RLGWPH and with the FSA to establish memoranda accounts within the shareholders' and long term funds of the two companies to provide financial support to the long-term funds. The amounts credited to the shareholders' memoranda accounts at the end of 2005 were £36.0m and £212m, respectively, being the amounts received under the subordinated loan agreements. Assets are transferred from the shareholders' memoranda accounts to the long term funds memoranda accounts when the value of assets of the long term funds have fallen (or are likely to fall) below the "threshold amount". The threshold amount is £25.0m in excess of the requirements under both the statutory and realistic solvency regulations.

The amounts transferred from the shareholders' memoranda accounts to the long term funds memoranda accounts at the end of 2005 were £38m and £145m, respectively, including accrued interest. In relation to these transfers, £nil and £66.3m, respectively for PLP and PALAL, were required to achieve a realistic basis surplus of zero.

Alba Life capital support agreement

On 4 December 2003, Alba Life Limited (Alba), a subsidiary of the Britannic Assurance with-profit fund, and Britannic Assurance entered into an agreement under which Britannic Assurance agreed to provide capital support for Alba's long term business in return for certain undertakings given by Alba in respect of the management and operation of its business. Capital support will be provided, if required, subject to Britannic Assurance being able to meet its own capital requirements, to enable Alba to meet its regulatory capital requirements.

Investment management agreements

As at the end of 2005, all of the Group's life businesses had entered into contractual arrangements with Britannic Asset Management, a fellow subsidiary, for the management of their assets.

Management services agreements

As at the end of 2005, all life subsidiaries of the Group had entered into contractual agreements with a fellow subsidiary, Resolution Management Services, for the provision of administrative services. Accordingly, expense risks are now generally borne by the equity holder owned management services company.

(c) Regulatory capital requirements

Each life assurance company must retain sufficient capital to meet the regulatory capital requirements mandated by the FSA. With the exception of the major with-profit businesses – PLP, PALAL, BA and Alba – the regulatory capital requirement is a combination of amounts held in respect of investment, expense and insurance risks (the long term Insurance Capital Requirement) and additional amounts, if any, required to cover the more onerous of two specified stress tests. The regulatory capital requirement is deducted from the available capital resources to give 'regulatory basis excess capital'.

For the with-profit businesses, a further test is required in respect of the with-profit funds which compares the level of 'realistic basis excess capital' to the 'regulatory basis excess capital' and, in circumstances where the 'realistic basis excess capital' position is less, that company is required to hold additional capital to cover the shortfall. The 'realistic basis excess capital' is calculated as the difference between realistic assets and realistic liabilities of the with-profit fund with a further deduction to cover various stress tests. Any additional capital requirement under this test is referred to as the with-profit insurance capital component (WPICC).

(d) Basis of determining regulatory capital

Available capital resources

Available capital resources represent the excess of assets over liabilities calculated in accordance with detailed regulatory rules issued by the FSA. Different rules apply depending on whether the regulatory basis or the realistic basis excess capital is being calculated. Some differences also apply to the calculation of with-profit liabilities on the regulatory basis depending on whether or not a WPICC is required.

Regulatory basis

Assets are generally valued on a basis consistent with that used for accounting purposes although there are restrictions over the admissibility of certain assets and limitations on the value of certain assets depending on such matters as risk concentration (for example, counterparty risk).

29. Capital statement (continued)

Liabilities are calculated using a projection of future cash flows after making assumptions, inter alia, on future investment returns, expenses and mortality, all of which include margins for adverse deviation. Discount rates used to value the liabilities are set with reference to the risk adjusted yields on the underlying assets and to yields obtainable on future investments and reinvestments. Other assumptions are based on recent actual experience, supplemented by industry information where appropriate. In most cases, the assessment of liabilities does not include future bonuses for with-profit policies that are at the discretion of the company, but does include a value for policyholder options likely to be exercised. No allowance is made for future early terminations.

For with-profit businesses, if a WPICC calculation is required, yields obtainable on future investments are calculated taking into account the forward yield curve at the date of the valuation and allowance is made in some cases for future early terminations.

Realistic basis

The FSA requires each life assurance company that has a with-profit fund exceeding £500m to carry out a 'realistic' valuation of that fund. The word 'realistic' in this context reflects the terminology used for reporting to the FSA and is an assessment of the financial position of a with-profit fund calculated under a prescribed methodology. The methodology is intended to reflect the market value of the assets and a 'market-consistent' value of the liabilities of the fund.

The valuation of with-profit assets in the with-profit funds on the realistic basis differs from the valuation on the regulatory basis as, in respect of non-profit business written in the with-profit funds, it includes the present value of the anticipated future release of the margins for adverse deviation. Further, the realistic valuation uses the market value of admissible assets without the restrictions affecting the regulatory basis noted above. The realistic valuation of with-profit liabilities is based upon 'asset shares', which are the accumulation of premiums less charges or other deductions and additions at the earned rate of return and which are used as a guide to the final bonus rates which can be supported. The valuation of financial guarantees or options embedded within policies is carried out using a stochastic simulation model that values liabilities on a basis consistent with tradable market option contracts (a 'market-consistent' basis). The model is, however, calibrated to gilt yields plus ten basis points rather than to swap yields. The model takes account of policyholder behaviour on a best-estimate basis and includes an adjustment to reflect future uncertainties where the exercise of options by policyholders might increase liabilities. Further details regarding the stochastic simulation model are given below in the section entitled 'policyholder options and guarantees'.

(e) Sensitivity to market conditions of liabilities and components of capital

Shareholders' funds

Shareholders' funds outside the long term business funds are invested in a variety of assets. Some of these assets, such as equities, are sensitive to market conditions.

With-profit funds

The with-profit realistic liabilities and the available capital for the with-profit funds are sensitive to both market conditions and changes to a number of non-economic assumptions that affect the valuation of the liabilities of the funds. The available capital resources (and capital requirements) are sensitive to the level of the stock market, with the position worsening at lower stock market levels as a result of the guarantees to policyholders increasing in value. An increase in the level of equity volatility implied by the market cost of equity put options also increases the market-consistent value of the options given to policyholders and worsens the capital position.

In addition, the with-profit funds hold significant amounts of corporate bonds. Therefore, there is a significant sensitivity to changes in corporate bond spreads and to changes in interest rates and yield curves. The most critical non-economic assumptions are the level of take-up of options inherent in the contracts (higher take up rates are more onerous), mortality rates (lower mortality rates at older ages are more onerous) and lapses prior to dates at which a guarantee would apply (lower lapse rates are generally more onerous where guarantees are in the money). The sensitivity of the capital position and capital requirements of the with-profit funds is partly mitigated by the actions that can be taken by management.

Other long term funds

Outside the with-profit funds, assets backing actuarial reserves in respect of policyholder liabilities are invested so that the values of the assets and liabilities are broadly matched. A key non-economic assumption is mortality rates in respect of annuity business (lower mortality rates are more onerous). The Group has reduced its exposure to deteriorating mortality rates in respect of life assurance contracts through its reinsurance arrangements. The Group is also exposed to mortality risk through assured lives. Any significant worsening in population mortality could have a significant financial effect on the Group.

In addition, poor cost control would gradually deplete the available capital and lead to an increase in the valuation of the liabilities (through an increased allowance for future costs). However, this risk has largely been mitigated through the implementation of the management services agreements.

(f) Capital management policies and objectives

The capital position is monitored by the life division Capital Management Committee. This Committee monitors the regulatory position using the Group's own assessment of capital resources and requirements against targets which themselves are subject to regular review to ensure that they remain appropriate to maximise value for policyholders and equity holders.

This approach ensures that each Group company is able to meet regulatory requirements at all times. The policy is set out below.

Non-profit and unit-linked companies

The Group's current capital management policy for companies which write primarily non-profit or unit-linked business is to maintain sufficient capital within each company:

- to cover at least the greater of 125% of its Pillar 1 capital requirements and 110% of its Pillar 2 ICA capital requirements, as adjusted by any ICG provided by the FSA; and
- within the shareholders' fund and/or surplus assets within the non-profit sub fund to cover at least the greater of its Pillar 1 capital requirements and 100% of the Pillar 2 ICA capital requirements, as adjusted by ICG, in relation to business written in the non-profit funds.

With-profit companies – PLP and PALAL

For the two larger RLG with-profit companies PLP and PALAL, the Group has undertaken to maintain sufficient capital within each company:

- to cover its Pillar 1 capital requirements by a margin of at least £50m; and
- to cover its Pillar 2 ICA capital requirements, as adjusted by any ICG, by a margin of at least £50m.

29. Capital statement (continued)

With-profit companies – Britannic Assurance

As Britannic Assurance plc was the initial company within the Group, no specific capital management policy has been agreed with the FSA for this company. The historical capital management policy for the Britannic Group prior to the merger with RLG was to hold surplus capital at the Britannic Assurance plc level.

The assumed required capital for Britannic Assurance has been defined as the maximum of:

- 100% of its Pillar 1 capital requirements; and
- 125% of its Pillar 2 ICA capital requirements, as adjusted by any ICG.

Distribution of capital and retained earnings from the Group's life subsidiaries is restricted to the extent that the capital management policies as set out above are not breached. In addition, the Group has a formal commitment in place with the FSA for PALAL to retain at least £293 million of shareholders' funds in the company until the end of 2007.

(g) Assumption setting

The process for setting the assumptions used to value the liabilities takes account of a variety of factors such as market information at the valuation date on yields and volatility, the yields on the investments actually held at the valuation date and historic information on observed rates of default on corporate bonds. In addition, due cognisance is taken of actual experience of mortality, sickness, persistency and option take-up rates for some of the larger product types and generally of industry data for mortality and sickness rates.

This information is reviewed and analysed by the actuarial department (including the heads of actuarial function and with-profits actuaries where relevant) and appropriate recommendations are made to the life subsidiary boards. The boards approve the assumptions used.

(h) Policyholder options and guarantees

Some of the Group's products give potentially valuable guarantees, or give options to change policy benefits which can be exercised at the policyholder's discretion. These products are described below. Where the contracts are non-profit contracts, appropriate quantification is given of any potentially significant guarantees.

Most with-profit contracts give a guaranteed minimum payment on a specified date or range of dates or on death before that date or dates. For pensions contracts, the specified date is the policyholder's chosen retirement date or a range of dates around that date. For endowment contracts, it is the maturity date of the contract. For with-profit bonds it is often the 10th anniversary of commencement, in some cases with further dates thereafter. Annual bonuses when added to with-profit contracts usually increase the guaranteed amount.

There are guaranteed surrender values on a small number of older contracts.

Some pensions contracts include guaranteed annuity options which expose the Group to interest rate and longevity risk. The total liabilities included in the with-profit funds in respect of these guarantees are £1,298m.

With-profit deferred annuities participate in profits only up to the date of retirement. At retirement, a guaranteed cash option allows the policyholder to commute the annuity benefit into cash on guaranteed terms.

There is a block of immediate and deferred annuities within the non-profit business where benefits are linked to changes in the Retail Price Index (RPI) but with contractual maximum or minimum increases. In particular, most of these annuities have a provision that the annuity will not reduce if the RPI falls. The liabilities in respect of such annuities in payment at 31 December 2005 was £511m.

30. Borrowings

Non-current liabilities

	2005 £m	2004 £m
Bank loan	**65.0**	95.0
Deposits received from reinsurers	**25.3**	–
	90.3	95.0

Current liabilities

	2005 £m	2004 £m
Bank overdrafts	**0.5**	11.1
Bank loan	**20.0**	20.0
Finance lease liabilities	**–**	0.1
Deposits received from reinsurers	**2.5**	29.0
	23.0	60.2
Total borrowings	**113.3**	155.2

All borrowings are subject to variable interest rates. The bank loan totalling £85m (2004: £115m) is repayable over 3 years (2004: 5 years). Interest is currently payable at 80 basis points above LIBOR. As at the end of the year the aggregate unused overdraft facility from various banks amounted to £21m (2004: £3m).

31. Deferred income

	2005 £m	2004 £m
Amount due for recovery after 12 months	**101.4**	33.7

32. Trade and other payables

	2005 £m	2004 £m
Trade and other creditors	**303.4**	90.4
Collateral creditors	**213.6**	–
	517.0	90.4
Amount due for settlement after 12 months	**215.5**	–

The with-profit funds hold a series of investment assets, as collateral, to cover the value of derivative contracts. The corresponding liability is shown as collateral creditors within trade and other payables. These derivatives are held to protect against future changes in interest rates that would particularly affect the value of the guaranteed annuity option liabilities. At 31 December 2005 the value of these derivatives was £130.0m and the value of collateral assets and liabilities was £213.6m.

33. Pension schemes

(a) Defined contribution schemes

The Group participates in the defined contribution section of the Britannic Group pension scheme. Contributions in the year ended 31 December 2005 amounted to £0.8m (2004: £0.4m).

Since 6 September 2005 the Group has also participated in the defined contribution section of the Phoenix Life Group pension scheme. Contributions in the period ended 31 December 2005 amounted to £0.3m.

Contributions to other defined contribution schemes amounted to £0.1m.

(b) Defined benefit schemes

The Group participates in the defined benefit section of the Britannic Group pension scheme and, since 6 September 2005, the Phoenix Life Group pension scheme.

The principal scheme is the Britannic Group Pension Scheme, a final salary scheme which is generally closed to new entrants. No contributions are currently payable to the scheme due to a funding surplus. The valuation has been based on an assessment of the liabilities of the scheme as at 31 December 2005, undertaken by independent qualified actuaries. The present values of the defined benefit obligation and the related current service costs have been measured using the projected unit credit method. The principal financial assumptions are set out below.

On 1 January 2005 the majority of the benefits and risks of the Britannic Group pension scheme that were previously borne by the with-profit funds of Britannic Assurance plc were transferred to the equity holders' funds. At the same time the management services agreement between Resolution Management Services Limited and the with-profit funds was revised to include an implicit reduction in the expense charges from 2005 for the effect of the pension contribution holiday previously utilised by the with-profit funds. The with-profit funds retain certain obligations relating to longevity risk.

The Phoenix Life Group pension scheme is closed to new members and to future service accrual. The valuation has been based on an assessment of the liabilities of the scheme as at 31 December 2005, undertaken by independent qualified actuaries. The present values of the defined benefit obligation and the related costs have been measured using the projected unit credit method. The principal financial assumptions are set out below.

The amounts recognised in the income statement and the statement of recognised income and expense are set out below. The information on the Phoenix Life Group pension scheme relates to the period 6 September to 31 December 2005.

	Phoenix Life Group pension scheme	Britannic Group pension scheme	
	2005	**2005**	2004
	£m	**£m**	£m
Income statement			
Current service cost	**–**	**(5.7)**	(6.0)
Interest cost	**(0.7)**	**(45.5)**	(44.4)
Expected return on plan assets	**0.8**	**44.3**	57.4
	0.1	**(6.9)**	7.0
Statement of recognised income and expense			
Net actuarial losses recognised during the year	**(1.7)**	**(1.5)**	(6.8)
	(1.6)	**(8.4)**	0.2

The net actuarial gains and losses recognised during the year comprises the following:

	Phoenix Life Group pension scheme 2005 £m	Britannic Group pension scheme 2005 £m	2004 £m
Actual return less expected return on plan assets	**0.9**	**89.0**	15.7
Experience gains and losses arising on scheme liabilities	**(0.3)**	**(1.7)**	(1.3)
Changes in assumptions underlying scheme liabilities	**(2.3)**	**(88.8)**	(21.2)
	(1.7)	**(1.5)**	(6.8)

The cumulative net actuarial losses recognised in the statement of recognised income and expense since 1 January 2004 amounts to £10.0m.

The amounts recognised in the balance sheet are as follows:

	Phoenix Life Group pension scheme 2005 £m	Britannic Group pension scheme 2005 £m	2004 £m
Fair value of scheme assets	**43.9**	**1,078.7**	979.8
Present value of defined benefit obligation	**(49.2)**	**(985.0)**	(877.7)
	(5.3)	**93.7**	102.1

The actual return on plan assets comprises the following:

	Phoenix Life Group pension scheme 2005 £m	Britannic Group pension scheme 2005 £m	2004 £m
Expected return on scheme assets	**0.8**	**44.3**	57.4
Actuarial gain on scheme assets	**0.8**	**89.0**	15.7
	1.6	**133.3**	73.1

The change in the present value of the defined benefit obligation is as follows:

	Phoenix Life Group pension scheme 2005 £m	Britannic Group pension scheme 2005 £m	2004 £m
At beginning of period	**46.3**	**877.7**	837.2
Current service cost	**–**	**5.7**	6.0
Interest cost	**0.7**	**45.5**	44.4
Actuarial losses	**2.5**	**90.5**	22.5
Benefits paid	**(0.3)**	**(34.4)**	(32.4)
At 31 December	**49.2**	**985.0**	877.7

The defined benefit obligation arises from plans that are wholly funded.

33. Pension schemes (continued)

The change in the fair value of the scheme assets is as follows:

	Phoenix Life Group pension scheme 2005 £m	Britannic Group pension scheme 2005 £m	Britannic Group pension scheme 2004 £m
At beginning of period	**42.6**	**979.8**	939.1
Expected return on scheme assets	**0.8**	**44.3**	57.4
Actuarial gains on scheme assets	**0.8**	**89.0**	15.7
Contributions by the employer	**–**	**–**	–
Benefits paid	**(0.3)**	**(34.4)**	(32.4)
At 31 December	**43.9**	**1,078.7**	979.8

The distribution of the scheme assets at the end of the year was as follows:

	Phoenix Life Group pension scheme 2005 £m	Britannic Group pension scheme 2005 £m	Britannic Group pension scheme 2004 £m
Gilts and annuities	**18.4**	**–**	–
Corporate bonds	**11.9**	**862.7**	786.5
Equities	**13.6**	**–**	0.2
Properties	**–**	**179.2**	116.8
Cash	**–**	**36.8**	76.3
	43.9	**1,078.7**	979.8

The principal assumptions used in determining pension benefit obligations are as follows:

	Phoenix Life Group pension scheme 2005	Britannic Group pension scheme 2005	Britannic Group pension scheme 2004
Rate of long term increase in salaries	**n/a**	**3.9%**	3.9%
Rate of increase in pensions	**2.75%**	**2.8-3.0%**	2.7-3.0%
Discount rate	**4.8%**	**4.7%**	5.3%
Inflation assumption	**2.75%**	**2.9%**	2.9%
Expected rate of return on plan assets	**5.0%**	**4.7%**	4.7%

No contributions are expected to be paid to the schemes in 2006.

Table of historical information

	Phoenix Life Group pension scheme 2005 £m	Britannic Group pension scheme 2005 £m	Britannic Group pension scheme 2004 £m
Fair value of scheme assets	**43.9**	**1,078.7**	979.8
Defined benefit obligation	**(49.2)**	**(985.0)**	(877.7)
Surplus/(deficit) in scheme	**(5.3)**	**93.7**	102.1
Experience gains/(losses) on scheme assets	**0.9**	**89.0**	15.7
Experience gains/(losses) on scheme liabilities	**(0.3)**	**(1.7)**	(1.3)

34. Property, plant and equipment

	Land and buildings £m	Plant and equipment £m	Total £m
Cost or valuation			
At 1 January 2005	**41.1**	**48.1**	**89.2**
Acquisitions through business combinations	**12.6**	**3.3**	**15.9**
Additions	**–**	**1.8**	**1.8**
Disposals	**–**	**(2.2)**	**(2.2)**
Revaluation loss	**(6.0)**	**–**	**(6.0)**
At 31 December 2005	**47.7**	**51.0**	**98.7**
Depreciation			
At 1 January 2005	**0.7**	**41.4**	**42.1**
Charge for the year	**–**	**3.7**	**3.7**
On disposals	**(0.7)**	**(2.2)**	**(2.9)**
At 31 December 2005	**–**	**42.9**	**42.9**
Carrying amount			
At 31 December 2005	**47.7**	**8.1**	**55.8**

	Land and buildings £m	Plant and equipment £m	Total £m
Cost or valuation			
At 1 January 2004	61.5	45.8	107.3
Additions	–	2.3	2.3
Disposals	(20.2)	–	(20.2)
Revaluation loss	(0.2)	–	(0.2)
At 31 December 2004	41.1	48.1	89.2
Depreciation			
At 1 January 2004	1.5	37.7	39.2
Charge for the year	0.7	3.7	4.4
On disposals	(1.5)	–	(1.5)
At 31 December 2004	0.7	41.4	42.1
Carrying amount			
At 31 December 2004	40.4	6.7	47.1

34. Property, plant and equipment (continued)

The useful lives of plant and equipment have been taken as follows: motor vehicles 3-4 years, computer equipment 3-4 years, furniture and office equipment 5-10 years.

The carrying value of plant and equipment held under finance leases amounted to £nil (2004: £0.7m). The profit on the sale of land and buildings amounted to £nil (2004: £2.5m).

The valuation of land and buildings is carried out at least every three years as at 31 December by external surveyors in accordance with the Royal Institution of Chartered Surveyors' requirements. The most recent valuations were carried out in February and December 2005 at open market value and on the basis of the lease agreements.

If the land and buildings were carried at historical cost less accumulated depreciation, the carrying amount would have been £81.5m (2004: £70.6m).

35. Intangible assets

Goodwill is not amortised. Other intangible assets have finite lives. Acquired in-force business and deferred acquisition costs are amortised over periods of up to 50 years on a basis which reflects the anticipated emergence of profits from the underlying business written.

	Goodwill £m	Acquired in-force business £m	Deferred acquisition costs (note 36) £m	Other £m	Total £m
Cost					
At 31 December 2004	224.8	121.1	43.3	112.7	501.9
Effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27 (note 4)	–	–	(15.8)	–	(15.8)
At 1 January 2005	224.8	121.1	27.5	112.7	486.1
Acquisitions through business combinations	112.0	1,114.2	86.1	–	1,312.3
Additions	–	–	–	4.2	4.2
Disposals	–	–	–	(116.7)	(116.7)
At 31 December 2005	336.8	1,235.3	113.6	0.2	1,685.9
Amortisation and impairment losses					
At 31 December 2004	107.3	92.8	20.0	–	220.1
Effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27 (note 4)	–	2.3	(7.3)	–	(5.0)
At 1 January 2005	107.3	95.1	12.7	–	215.1
Amortisation charge for the year	–	44.9	17.1	10.2	72.2
Impairment losses	20.0	–	–	–	20.0
On disposals	–	–	–	(10.0)	(10.0)
At 31 December 2005	127.3	140.0	29.8	0.2	297.3
Carrying amount					
At 31 December 2005	209.5	1,095.3	83.8	–	1,388.6
Amount recoverable after 12 months	209.5	980.4	79.1	–	1,269.0

	Goodwill £m	Acquired in-force business £m	Deferred acquisition costs (note 36) £m	Other £m	Total £m
Cost					
At 1 January 2004	224.8	121.1	43.3	0.2	389.4
Additions	–	–	–	112.5	112.5
At 31 December 2004	224.8	121.1	43.3	112.7	501.9
Amortisation and impairment losses					
At 1 January 2004	99.3	90.3	–	–	189.6
Amortisation charge for the year	–	2.5	20.0	–	22.5
Impairment losses	8.0	–	–	–	8.0
At 31 December 2004	107.3	92.8	20.0	–	220.1
Carrying amount					
At 31 December 2004	117.5	28.3	23.3	112.7	281.8
Amount recoverable after 12 months	117.5	25.2	12.2	90.8	245.7

Other intangible assets include the payment made to secure the rights to the economic benefits of the UK life business of Allianz Cornhill Insurance plc (ACI). The reassurance treaty between the Group and ACI was terminated on 30 September 2005 when the assets and liabilities were acquired by the Group by way of a transfer under Part VII Financial Services and Markets Act 2000.

The acquisition of RLG gave rise to additional goodwill of £112m which has been allocated to the Group's business segments, based on expected synergies arising from the merger, as follows: life division £65m, asset management £17m and management services £30m. The carrying value of goodwill has been assessed at the business segment level.

The goodwill impairment in 2005 relates to the management services business.

Information relating to the recoverable goodwill of the Group's cash generating units is given below.

Life division

The carrying amount of goodwill allocated to the life division is £65.0m. The recoverable amount has been determined on the value in use basis, by comparison with the value of the in-force business of the life division, calculated in accordance with European Embedded Value (EEV) methodology, after deducting the carrying value of the acquired in-force business, less deferred tax. Detailed information on the Group's EEV assumptions and valuation is contained in the supplementary information on pages 153 to 168.

Asset management

The carrying amount of goodwill allocated to the asset management business is £134.5m including £117.5m arising prior to the acquisition of RLG. The recoverable amount has been determined on the value in use basis, by evaluating the expected cash flows arising from the business in the future. The key assumptions used in estimating these cashflows are movements in funds under management, fee income, inflation and the discount rate. The funds under management relating to the policyholder assets of the Group are assumed to decrease in line with the expected run-off of the related policies. Other funds under management are assumed to increase in line with inflation. Fee income and expense inflation have been set with reference to past experience and are consistent with external rates.

The cashflows have been projected for 25 years in line with the underlying funds under management. The cashflows have been discounted at 7%.

35. Intangible assets (continued)

Management services

The amount of goodwill allocated to the management services business is £30m. This has been allocated on the basis of merger synergies. These synergies are expected to be achieved over the next two years. The recoverable amount of the goodwill, £10m, has been determined on the fair value less costs to sell basis, based on the directors' assessment of the estimated value to the Group of the business after allowing for a discount that a purchaser might require to buy the business. This basis resulted in a higher recoverable amount than the value in use basis which excludes the cashflows relating to planned expenditure not yet committed to or the benefits that are anticipated.

Any subsequent adverse change in the directors' estimate of fair value less costs to sell would result in a further impairment of the goodwill balance.

36. Deferred acquisition costs

	Insurance contracts £m	Investment contracts £m	Total £m
At 31 December 2004	**23.3**	**–**	**23.3**
Effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27 (note 4)	**(20.7)**	**12.2**	**(8.5)**
At 1 January 2005	**2.6**	**12.2**	**14.8**
Acquisitions through business combinations	**47.0**	**39.1**	**86.1**
Amortisation charge	**(12.8)**	**(4.3)**	**(17.1)**
At 31 December 2005	**36.8**	**47.0**	**83.8**

	Insurance contracts £m	Investment contracts £m	Total £m
At 1 January 2004	43.3	–	43.3
Amortisation charge	(20.0)	–	(20.0)
At 31 December 2004	23.3	–	23.3

37. Investment property

	2005 £m	2004 £m
At 1 January	**659.5**	585.8
Acquisitions through business combinations	**1,702.2**	–
Additions	**32.7**	12.0
Improvements	**15.1**	–
Disposals	**(202.3)**	(5.9)
Net fair value gains	**148.5**	67.6
At 31 December	**2,355.7**	659.5

Investment property is stated at fair value and is independently valued in accordance with the Royal Institute of Chartered Surveyors' guidelines on the basis of the open market value of such properties.

The rental income arising from investment properties during the year amounted to £74.6m (2004: £45.7m), which is included in net investment income. Direct operating expenses (included within other administrative expenses) in respect of such properties amounted to £4.6m (2004: £6.3m).

38. Financial assets

	2005 £m
Amount recoverable after 12 months	**19,766.6**

The following information relates to financial assets at the end of 2004, as reported in accordance with UK GAAP.

	2004 £m
Current value:	
Loans and deposits	8.1
Derivatives	14.1
Equities	3,392.1
Fixed income securities	5,371.0
Collective investment schemes	542.4
	9,327.7
Cost:	
Loans and deposits	8.1
Derivatives	12.0
Equities	2,833.9
Fixed income securities	5,355.4
Collective investment schemes	497.2
	8,706.6
Current value of listed securities included above	
Equities	3,381.9
Fixed income securities	5,371.0

39. Loans and deposits

	2005 £m	2004 £m
At 1 January	**8.1**	12.0
Acquisitions through business combinations	**288.5**	–
Additions	**66.1**	–
Repayments	**(3.0)**	(3.9)
At 31 December	**359.7**	8.1
Amount due for recovery after 12 months	**27.0**	6.5

All loans are at variable interest rates.

40. Derivatives

The Group purchases derivative financial instruments in connection with the management of its insurance contracts and investment contracts liabilities. These include options on interest rate swaps that are used to help protect against adverse movements in the cost of guaranteed annuity options as a result of falls in interest rates and stock option futures in various European and world stock exchanges to hedge against adverse movements in holdings of the underlying investments. A small number of forward currency contracts are also held as a hedge against currency movements. In addition the asset management business holds a FTSE 100 Index option which is used to protect it against financial guarantees that it has issued; the option and financial guarantees have nil value at 31 December 2005.

The fair values of derivative financial instruments at the end of 2005 are as follows:

	Assets £m	Liabilities £m
Options on interest rate swaps	**222.9**	**–**
Forward currency	**0.1**	**(0.7)**
Stock index futures	**2.7**	**(3.9)**
	225.7	**(4.6)**

At 31 December 2004 derivatives included a £12.0m option on an interest rate swap, used to help protect against adverse movements in the cost of guaranteed annuity options as a result of falls in interest rates and the £1.5m amortised cost of the FTSE 100 index put option purchased by Britannic Investment Managers Limited ('BIM') on 10 August 2001. The mid-market value of the put option at 31 December 2004 was £2.5m.

The FTSE 100 index put option provides a financial guarantee against a potential liability to Britannic UK Income Trust (BUKIT), an investment trust over which the asset management business has guaranteed the return of £75m capital on 10 August 2006.

The asset management business has a contingent liability in respect of a guarantee over the redemption of guaranteed income shares to the extent this is not covered by the put option. In addition it has guaranteed the monthly dividend payment to the Guaranteed Income Shareholders as BUKIT is prevented from paying the dividend if it does not meet the requirements of section 265 of the Companies Act 1985. Guarantee payments are recoverable from BUKIT to the extent that BUKIT is able to pay dividends subsequently. At 31 December 2005 the Group had an asset of £2.2m (2004: £5.3m), representing amounts recoverable from BUKIT.

The amount recoverable after one year is £214m (2004: £11.6m). The amount payable after one year is £nil (2004: £nil).

41. Tax assets and liabilities

	2005 £m	2004 £m
Current tax receivables	**7.8**	12.0
Total tax assets	**7.8**	12.0
Current tax payables	**(111.8)**	(59.3)
Net deferred tax liabilities	**(789.1)**	(60.4)
Total tax liabilities	**(900.9)**	(119.7)

Deferred tax assets comprise:

	2005 £m	2004 £m
Losses carried forward	**11.1**	10.6
Provisions and other timing differences	**31.0**	41.8
Excess expenses and deferred acquisition costs	**46.3**	–
Other	**5.5**	4.6
Total deferred tax assets	**93.9**	57.0

Deferred tax liabilities comprise:

	2005 £m	2004 £m
Acquired in-force business	**(528.8)**	(8.5)
Unrealised gains on investments	**(180.3)**	(45.4)
Surplus within the non-profit funds	**(143.7)**	(24.0)
Other	**(30.2)**	(39.5)
Total deferred tax liabilities	**(883.0)**	(117.4)
Net deferred tax liabilities	**(789.1)**	(60.4)

Movements in deferred tax assets/(liabilities) comprise:

	2005 £m	2004 £m
At 31 December 2004 (2003)	**(60.4)**	(62.4)
Effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27 (note 4)	**2.9**	–
At 1 January	**(57.5)**	(62.4)
Acquisitions through business combinations	**(649.8)**	–
Amounts charged to the income statement	**(81.7)**	(1.2)
Amounts (charged)/credited to the statement of recognised income and expense	**(0.1)**	3.2
At 31 December	**(789.1)**	(60.4)

Deferred tax has been provided on the surpluses within the non-profit funds on the assumption that all of such surpluses will eventually be distributed to equity holders.

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable.

Deferred income tax assets have not been recognised in respect of tax loss carry forwards of £80.0m (2004: £9.9m) and accelerated capital allowances of £nil (2004: £0.3m) as there is insufficient certainty as to the availability of future taxable profits. In addition the Group has unrecognised capital tax losses of £6.2m (2004: £29.6m) which can only be offset against capital gains. These have no expiry date.

42. Cash and cash equivalents

	2005	2004
	£m	£m
Bank and cash balances	**324.9**	122.2
Short term deposits (including demand and time deposits)	**1,420.2**	870.3
	1,745.1	992.5

All deposits are subject to fixed interest rates.

43. Cash flows from operating activities

	2005	2004
	£m	£m
Profit before tax for the year	**354.0**	90.5
Non-cash movements in profit before tax for the year		
Profit on the sale of:		
Investment property	**(3.7)**	(2.0)
Financial assets	**(335.2)**	(359.6)
Fair value (gains)/losses on:		
Property, plant and equipment	**6.0**	0.8
Investment property	**(148.5)**	(67.6)
Financial assets	**(1,450.4)**	5.7
Depreciation of property, plant and equipment	**3.7**	3.6
Impairment and amortisation of intangible assets	**75.1**	10.5
Amortisation of deferred acquisition costs	**17.1**	20.0
Net decrease/(increase) in assets	**1,891.6**	(719.6)
Net decrease/(increase) in operating assets and liabilities	**409.7**	(1,017.7)

44. Acquisitions

(a) On 6 April 2005 the Group acquired 100% of the ordinary share capital of Century Group Limited. The Century Group was acquired for a cash consideration of £44.6m and additional consideration estimated at £1.8m. The total consideration including acquisition costs of £1.1m amounted to £47.5m.

The business of Century Group Limited was acquired at a discount to the fair value of its net assets which has given rise to an excess of the acquirer's interest in the fair value of the net assets of Century Group over cost of £2.4m. This amount has been included in other operating income in the income statement. No significant intangible assets were acquired other than the value of in-force business.

The acquiree's net assets at the date of acquisition were as follows:

	Carrying amounts £m	Fair value adjustments £m	Fair values £m
Intangible assets – acquired in-force business	66.5	(3.3)	63.2
– deferred acquisition costs	0.2	(0.2)	–
Investment property	60.9	–	60.9
Financial assets	1,661.0	–	1,661.0
Insurance assets	404.8	–	404.8
Cash and cash equivalents	85.3	–	85.3
Other assets	21.7	–	21.7
Insurance contract liabilities	(989.7)	0.2	(989.5)
Unallocated surplus	(23.7)	–	(23.7)
Financial liabilities	(1,172.6)	–	(1,172.6)
Deferred tax	(25.2)	1.2	(24.0)
Other liabilities	(37.2)	–	(37.2)
Net identifiable assets and liabilities	52.0	(2.1)	49.9
Fair value of consideration			
Consideration satisfied in cash			44.6
Estimated additional consideration			1.8
Acquisition costs incurred			1.1
			47.5
Excess of the acquirer's interest in the fair value of the net assets of Century Group Limited over cost			2.4
			49.9

The principal fair value adjustment relates to the value of the acquired in-force business which totalled £63.2m before policyholder tax of £20.0m and equity holder tax of £6.8m.

The fair values have been revised from those presented on a provisional basis in the interim financial statements for 2005. The value of the in-force business acquired has been revised to reflect a valuation using European Embedded Value (EEV) principles and has been grossed up for policyholder and equity holder taxes. In the interim financial statements the value of in-force business was calculated on Traditional Embedded Value (TEV) principles and was grossed up for policyholder and equity holder taxes at a provisional rate. In addition it has been possible to make a reliable estimate of the additional consideration payable.

The profit of Century Group Limited for the period from the date of acquisition to 31 December 2005 amounted to £2.5m after income taxes. It is not practicable to disclose the revenue and profit or loss of the combined entities on the basis that the business combination had been effected on 1 January 2005 as the information is not readily available for the period prior to the date of acquisition.

(b) On 6 September 2005 the Company acquired 100% of the ordinary share capital of Resolution Life Group Limited. The acquisition was effected by the issue of 164,249,733 new ordinary shares in Resolution plc in exchange for the 'A', 'B' and Founder shares in Resolution Life Group Limited. The fair value of the new ordinary shares issued amounted to £1,051.2m based on the closing bid price on 5 September 2005 of 640p per share. The total cost of the acquisition was £1,060.1m, including acquisition costs of £8.9m. The costs of issuing the new ordinary shares, amounting to £5.3m, have been charged against share premium.

44. Acquisitions (continued)

Resolution Life Group Limited has in issue two £50m tranches of preference shares, held by a minority third party. The minority interest in these preference shares has been taken as £108.2m, including an attributed coupon of £8.2m to the date of acquisition.

The fair value of the consideration for the ordinary share capital of Resolution Life Group Limited increased by £216.0m in the period between the date of the announcement of the proposed acquisition and the date of its completion. This reflected the increase in the bid value of the acquirer's ordinary shares in that period. The goodwill arising on the acquisition amounted to £112.0m. This has been allocated £65.0m to the life division, £17.0m to asset management and £30.0m to management services. There were no significant intangible assets other than the acquired in-force business, which has been calculated using EEV principles and grossed up for policyholder and equity holder taxes.

The acquiree's net assets at the date of acquisition were as follows:

	Carrying amounts £m	Fair value adjustments £m	Fair values £m
Property, plant and equipment	15.9	–	15.9
Intangible assets – acquired in-force business	4.5	899.2	903.7
– other	86.1	–	86.1
Investment property	1,641.3	–	1,641.3
Financial assets	19,756.8	–	19,756.8
Insurance assets	4,279.8	–	4,279.8
Cash and cash equivalents	430.6	–	430.6
Other assets	421.5	–	421.5
Pension scheme deficit	(3.7)	–	(3.7)
Insurance contract liabilities	(20,686.8)	(13.9)	(20,700.7)
Unallocated surplus	(359.9)	(21.9)	(381.8)
Provisions	(10.2)	–	(10.2)
Financial liabilities	(4,172.2)	(5.2)	(4,177.4)
Deferred tax	(125.1)	(492.5)	(617.6)
Other liabilities	(587.3)	(0.7)	(588.0)
Net identifiable assets and liabilities	**691.3**	**365.0**	**1,056.3**

Fair value of consideration	
Consideration satisfied by the issue of shares	1,051.2
Acquisition costs incurred	8.9
	1,060.1
Minority interest in preference shares	108.2
	1,168.3
Goodwill	(112.0)
	1,056.3

The principal fair value adjustment relates to the value of the acquired in-force business which totalled £903.7m before policyholder tax of £334.9m and equity holder tax of £164.1m. This includes £31.7m before policyholder tax of £9.1m and equity holder tax of £nil attributable to in-force business held by the policyholders' funds.

The profit of Resolution Life Group Limited for the period from the date of acquisition to 31 December 2005 amounted to £42.4m after income taxes. It is not practicable to disclose the revenue and profit or loss of the combined entities on the basis that the business combination had been effected on 1 January 2005 as the information is not readily available for the period prior to the date of acquisition.

(c) On 30 September 2005 the Group acquired the assets and liabilities of the UK life business of Allianz Cornhill Insurance plc (ACI) by way of a transfer under Part VII Financial Services and Markets Act 2000. At the same time the existing reassurance agreement between the Group and ACI was terminated. The business was acquired for a consideration of £106.7m, equal to the amortised carrying value of the payment made to secure the rights to the economic benefits of the UK life business of ACI under the reassurance treaty.

The acquisition of the UK life business of ACI has given rise to an excess of the acquirer's interest in the fair value of the net assets of the life business over cost of £86.3m, principally arising from valuing the in-force business on EEV principles, valuing certain tax losses and releasing a provision for the effect of lapses. This amount has been included in other operating income in the income statement. There were no significant intangible assets other than the value of in-force business, which has been calculated on EEV principles and grossed up for policyholder and equity holder taxes.

The acquiree's net assets at the date of acquisition were as follows:

	Carrying amounts £m	Fair value adjustments £m	Fair values £m
Intangible assets – acquired in-force business	–	147.3	147.3
Financial assets	797.5	(1.0)	796.5
Insurance assets	44.0	(3.1)	40.9
Cash and cash equivalents	45.8	–	45.8
Other assets	8.0	–	8.0
Insurance contracts liabilities	(645.5)	42.0	(603.5)
Unallocated surplus	(20.3)	–	(20.3)
Financial liabilities	(214.7)	14.7	(200.0)
Deferred tax	6.4	(14.6)	(8.2)
Other liabilities	(13.5)	–	(13.5)
Net identifiable assets and liabilities	7.7	185.3	193.0
Fair value of consideration			106.7
Excess of the acquirer's interest in the fair value of the net assets of the life business of ACI over cost			86.3
			193.0

The principal fair value adjustment relates to the value of the acquired in-force business which totalled £147.3m before policyholder tax of £9.7m and equity holder tax of £4.9m.

The profit of the UK life business of ACI for the period from the date of acquisition to 31 December 2005 amounted to £3.5m after income taxes. It is not practicable to disclose the revenue and profit or loss of the combined entities on the basis that the business combination had been effected on 1 January 2005 as the information is not readily available for the period prior to the date of acquisition.

45. Commitments

(a) Transfer of assets

On 28 October 2005 the Group agreed to pay £27m to a subsidiary of Royal & Sun Alliance Insurance Group plc (RSA) as a result of the early termination of an investment management agreement between certain subsidiary undertakings of the Group and a subsidiary of F&C Asset Management plc. The payment discharges certain obligations under the original sale and purchase agreement between RSA, Resolution Life Group Limited and Resolution Life Limited, both subsidiary undertakings of the Group.

These investment management services will now be provided by Britannic Investment Management Limited, a subsidiary undertaking.

The relevant assets are being transferred in stages in 2006 and the amount paid will be recognised as an intangible asset and amortised appropriately thereafter.

(b) Operating lease commitments

As at 31 December 2005, the Group had annual commitments under non-cancellable operating leases as set out below:

	2005 £m	2004 £m
Not later than one year	**1.1**	1.0
Later than one year and no later than five years	**1.1**	2.1

The operating lease commitments principally relate to Britannic Court currently occupied by Britannic Asset Management (BAM). The lease will expire in December 2014, but there are break clauses at the end of both 2007 and 2012. At either of these times BAM could vacate the building without penalty. There is no purchase option within the lease. The rent is based on current market value and is reviewed on a five yearly basis. The current rental figure was set in November 2004.

46. Contingent liabilities

(a) Mortgage endowment review

In common with others in the life assurance business, the Group has experienced a number of complaints in respect of mortgage endowment business. A provision for the estimated redress has been established within liabilities under insurance contracts. The ultimate cost may be greater or smaller than the amount provided and is dependent on the level of complaints and the period over which the policies were written.

The movement in the provision is as follows:

	2005 £m	2004 £m
At 1 January	**19.3**	16.8
Acquisitions through business combinations	**95.3**	–
Adjustments to provisions made in the year	**93.0**	15.9
Paid during the year	**(31.0)**	(13.4)
At 31 December	**176.6**	19.3

£143.1m of the provision at 31 December 2005 (2004: £9.0m) is held in the with-profit funds.

The increase in provision reflects the higher settlement levels arising from reduced surrender values and an extension to the run-off period for such complaints.

(b) Pensions review

A provision remains to cover some final settlements, policy guarantees and administration expenses of the pensions review. The provision is included within liabilities under insurance contracts.

The movement in the provision is as follows:

	2005 £m	2004 £m
At 1 January	**36.6**	66.5
Acquisitions through business combinations	**1.6**	–
Paid during the year	**(6.5)**	(19.7)
Release of provision made during the year	**(2.5)**	(10.2)
At 31 December	**29.2**	36.6

47. Related party transactions

The Group has related party relationships with its pension schemes, the Resolution Foundation, Citicorp Trustees Limited, directors and other members of the Executive Committee.

Information on transactions with the pension schemes is included in note 33.

(a) Transactions with key management personnel

Key management personnel for the purposes of related party disclosure include both directors of Resolution plc and the additional personnel constituting the Group's Executive Committee. Details of transactions with directors of Resolution plc are given in the remuneration report and transactions with other Executive Committee members are as follows:

	2005 £000	2004 £000
Remuneration including salaries, bonuses and other benefits	**1,411**	996

Pension benefits

	Accrued benefit at 31 December 2005 £000	Accrued benefit at 31 December 2004 £000
Defined benefit scheme	**23**	14

	Contributions made in the year 31 December 2005 £000	Contributions made in the year 31 December 2004 £000
Defined contribution scheme	**14**	–

47. Related party transactions (continued)

Executive directors and Executive Committee members are also eligible to participate in the share option schemes described in note 18. Details of the directors' interests in share options are given in the remuneration report; the other Executive Committee members have the following share options:

	Share save options at		Executive share options		LTIP share options	
	31 December 2005	31 December 2004	**31 December 2005**	31 December 2004	**31 December 2005**	31 December 2004
Interests in share options	**26,794**	24,377	**209,417**	209,417	**447,949**	152,544

Executive directors and Executive Committee members hold long term insurance and/or investment contracts with subsidiary companies of the Group. These policies are on the same or similar terms that are available to other employees of the Group. The Board has considered the financial effect of such insurance policies and other transactions with Group companies and has concluded that they are not material to the Group or the individuals concerned and, if disclosed, would not influence decisions made by users of these financial statements.

(b) Transactions with the Resolution Foundation

The Resolution Foundation was set up by the Chairman of Resolution plc, Clive Cowdery, as a separate entity. It uses some Resolution plc services and facilities, and shares office accommodation at the Group's head office in London. Services are charged on an arm's length basis which, in 2005, amounted to £4,000 (2004: £nil). The Foundation is currently undergoing a process to be formally set up as a charity. During the year the Group made a contribution to the Foundation of £400,000 (2004: £nil).

(c) Transactions with Citicorp Trustees Limited

The Group's investment management subsidiary, Britannic Fund Managers Limited, derives its income as a manager of Britannic Unit Trusts. The aggregate total transactions with Citicorp Trustees Company Limited (CTCL), the trustee for the unit trusts, were £1,022m (2004: £916m) for unit creations and £723m (2004: £1,009m) for unit liquidations. The amount due to CTCL at 31 December 2005 was £3.1m (2004: £0.2m).

48. Events after the balance sheet date

On 31 March 2006 the £50m cash preference shares and £50m PIK preference shares issued by Resolution Life Group Limited were purchased for a total consideration of £100m, including dividends of £13m.

On 3 April 2006, the Group's life division completed a restructuring which resulted in the ownership of Alba Life Limited, previously owned by the Britannic Assurance with-profit fund, transferring to Resolution Life Limited (a wholly-owned subsidiary of Resolution plc).

On 4 April 2006 the directors approved a proposal to put before the Annual General Meeting of shareholders, to be held on 24 May 2006, a resolution to declare a final dividend per ordinary share of 13.21p for the year ended 31 December 2005. The cost of this dividend, £47.7m, has not been recognised as a liability in the financial statements for 2005 and will be charged to the statement of changes in equity in 2006.

49. Risk management policies

The Group is faced with a number of risks from the business it undertakes in its assets and liabilities and capital position. This section summarises these risks and the way the Group manages them.

1. Risk management overview

(a) Risk governance framework

The primary objective of the Group's governance framework is to protect it from events that hinder the sustainable achievement of the Group's performance objectives, including the failure to exploit opportunities. The directors recognise the critical importance of having efficient and effective risk management systems in place.

The Group has an established risk management function along with clear terms of reference for the Board, its committees and the associated executive management committees. A clear organisation structure with documented, delegated authorities and responsibilities from the Board to executive management committees and senior managers is in place. A Group policy framework is also in place, which sets out the risk appetite of the Group, together with risk management, control and business conduct standards for the Group's operating units. Each policy is the responsibility of a member of senior management who is charged with overseeing compliance with the policy throughout the Group.

The Board has approved the Group risk management policies and meets regularly to approve any commercial, regulatory and internal organisational requirements arising from the policies. The policies define:

- the Group's identification of risk and its interpretation;
- the required structures to ensure the appropriate quality, diversification and dynamics of assets in the context of the liabilities;
- the alignment of the reinsurance strategy to the corporate goals; and
- the Group's approach to ensuring that its customers are treated fairly and specify reporting requirements.

Following the regulatory changes introduced in the FSA's Prudential Sourcebook, which came into effect on 1 January 2004, the Group has placed a greater emphasis on assessment and documentation of risks and controls, including the development of an articulation of risk appetite.

(b) Regulatory framework

A significant element of the Group's life insurance business comprises policies where the investment risk is borne by policyholders. Risk attributable to policyholders is actively managed, keeping in view their investment objectives and constraints.

The Group's business is subject to regulation by the FSA. The FSA has broad regulatory powers dealing with all aspects of financial services including, among other things, the authority to grant and, in specific circumstances, to vary or cancel permissions to carry out particular activities. The FSA is responsible for ensuring that Group companies treat customers fairly, including the investigation of past marketing and sales practices.

The FSA is also responsible for ensuring that the Group and its individual regulated companies maintain an appropriate level of capital to enable them to meet liabilities arising from reasonably foreseeable extreme events.

The Directors believe each of the regulated businesses within the Group dedicates sufficient resources to its compliance programme; responds to regulatory enquiries in an appropriate way; and takes corrective action when warranted.

49. Risk management policies (continued)

(c) Capital management framework

The Group has developed a capital management framework using Individual Capital Assessment (ICA) principles for identifying the risks to which each of its business units and the Group as a whole are exposed, quantifying their impact on economic capital. The ICA estimates how much capital is needed to mitigate the risk of insolvency to a selected, remote level of risk applied to a number of stresses (both financial and non-financial) to the capital position of the business. The ICA works broadly to a 99.5% confidence level of solvency over one year. An ICA has been developed for all material parts of the Group, combining the results of financial and operating experience tests with the Group's risk reporting model. Although the ICA is an internal process, from 2005 the FSA may use ICA information in discussing the target capital levels it believes the Group and all of its insurance businesses should have available.

Internal capital support arrangements

The Group has in place capital support arrangements with certain of its subsidiary companies. Details of these arrangements are given in note 29.

(d) Asset liability management (ALM) framework

The Group's life division has entered into contracts that transfer insurance or investment risk or both from policyholders to the Group. Investment risks undertaken by the Group are managed by selecting appropriate asset matching strategies. These strategies seek to eliminate or reduce the risks the Group is exposed to but some residual exposures may remain. In some instances the Group may decide to deviate from close asset matching strategies but will ensure that the risks and rewards of taking such action are appropriate.

The Group has substantial exposure to fixed interest securities, equity and property through its constituent life insurance companies. While the investment risk is often borne by or shared with policyholders, fluctuations in the fixed income and equity and property markets will directly or indirectly affect the Group's financial results, the embedded value of the life operations and the capital requirements of the life business where substantial falls in the value of investments or changes in bond yields may cause additional shareholder capital to be required or restrict the ability of the life insurance companies of the Group to distribute dividends.

Within the asset management business, income is primarily derived from an ad valorem charge on the assets under management. If the value of assets is adversely affected by movements in markets or by performance within the funds this may lead to reduced operating profit within the business of the Group.

The Group manages these positions within an asset/liability management (ALM) framework that has been developed to achieve long term investment returns in excess of its obligations under insurance and investment contracts. The principal technique of the Group's ALM is to match assets to the liabilities arising from insurance and investment contracts by reference to the type of benefits payable to contract holders. For each distinct category of liabilities, a separate portfolio of assets is maintained.

2. Financial and insurance risk management

(a) Financial risk

Transactions in financial instruments may result in the Group assuming financial risks. This includes credit risk, liquidity risk and market risk. Each of these is described below, together with a summary of how the Group manages them.

i. Credit risk

Credit risk is the risk of loss resulting from the failure of a counterparty to perform its financial obligations or to perform them in a timely fashion. These financial obligations can relate to both on and off balance sheet assets and liabilities.

The Group is exposed to the following main types of credit risk:

- Credit risk resulting from investment activities, including investments in fixed interest, property, equities, derivatives, collective investment vehicles, hedge funds and the placing of cash deposits;
- Credit risk which results indirectly from activities undertaken in the normal course of business. Such activities include premium payments, outsourcing contracts, reinsurance, exposure from material suppliers and purchase of derivatives;
- Credit risk resulting from investment activities associated with the Group's free resources; and
- Credit risk resulting from contingent liabilities arising as a result of new acquisitions.

The Group manages the level of credit risk it accepts through comprehensive divisional credit risk policies setting out the assessment and determination of what constitutes credit risk for the Group. In addition the Group regularly monitors compliance with credit risk policy and reviews the pertinence of the credit risk policy to the changing environment.

The table below shows the credit risk exposure of the Group at 31 December 2005 for fixed income securities according to credit ratings of the counterparties.

	AAA £m	AA £m	A £m	BBB £m	Other rated £m	Not rated £m	Total £m
Fixed income securities	**14,161**	**2,227**	**3,384**	**552**	**95**	**285**	**20,704**

ii. Liquidity risk

Liquidity risk is defined as the failure of the Group to maintain adequate levels of financial resources to enable it to meet its obligations as they fall due. The Group has exposure to liquidity risk as a result of servicing its external debt and equity investors, and the requirements of its subsidiaries. The Group subsidiaries have exposure to liquidity risk as a result of normal business activities, specifically the risk arising from an inability to meet short-term cash-flow requirements.

The Board has defined a number of governance objectives and principles and the liquidity risk frameworks of each division are designed to ensure that:

- Liquidity risk is managed in a manner consistent with the subsidiary board's strategic objectives, risk appetite and principles and practices of financial management (PPFM);
- The quality of profits are appropriately managed and the reputation of the Group is safeguarded; and
- Appropriate information on liquidity risk is available to those making decisions.

The Group's policy is to maintain sufficient liquid assets at all times and, where appropriate, to have access to borrowings so as to be able to meet all foreseeable current liabilities as they fall due in a cost-effective manner.

49. Risk management policies (continued)

iii. Market risk

Market risk is the risk of change in fair value of financial instruments from fluctuation in foreign exchange rates (currency risk), market interest rates (interest rate risk) and market prices (price risk), whether such change in price is caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market.

The Group has exposure to market risk as a result of:

- The mismatch between liability profiles and the related asset investment portfolios;
- The investment of 'free resources', equity holder reserves yet to be distributed, free resources within the with-profit funds and assets held to meet regulatory capital and solvency requirements;
- The asset management and investment activities undertaken by the asset management business under the authorisation of Investment Management Agreements it has received; and
- The investment activities undertaken in respect of the asset management business' own products, such as its unitised funds, which are defined in the relevant fund particulars.

The Group structures levels of market risk it accepts through a Group market risk policy that determines: the constituents of market risk for the Group; the basis used to fair value financial assets and liabilities; the asset allocation and portfolio limit structure; diversification from benchmarks by type of instrument and geographical area; the net exposure limits by each counterparty or group of counterparties, geographical and industry segments; control over hedging activities; reporting of market risk exposures and activities; monitoring of compliance with market risk policy and review of market risk policy for pertinence to the changing environment. All operations comply with regulatory requirements relating to the taking of market risk.

Currency risk

The Group's principal transactions are carried out in pound sterling and its exposure to foreign exchange risk is limited.

The Group's financial assets are primarily denominated in the same currencies as its insurance and investment liabilities. Thus the main foreign exchange risk arises from recognised assets and liabilities denominated in currencies other than those in which insurance and investment liabilities are expected to be settled and, indirectly, from the earnings of UK companies arising abroad.

Within the life operations with-profit funds have an exposure to overseas assets which is not driven by liability considerations. The purpose of this exposure is to reduce overall risk whilst maximizing returns by diversification.

Interest rate risk

Interest rate risk is the risk that the value / future cash flows of a financial instrument will fluctuate because of changes in interest rates.

The Group's approach to interest rate risk is to manage it by maintaining an appropriate mix of fixed and variable rate instruments including derivatives. The policy also requires it to manage the maturity profile of these assets consistent with the liabilities to policyholders.

The following table summarises the expected maturity profile of the assets and policyholders' liabilities of the non-profit business of the Group as at 31 December 2005:

Summary by period	0 – 5 years £m	5 – 10 years £m	10 – 15 years £m	15 – 20 years £m	20 – 25 years £m	25 – 40 years £m
Assets	1,194	1,025	908	838	840	1,683
Liabilities	(966)	(897)	(866)	(754)	(623)	(1,105)
Assets less liabilities	228	128	42	84	217	578

With-profit business and non-profit business within with-profit funds are exposed to interest rate risk as guaranteed liabilities are valued relative to market interest rates and investments include fixed interest stocks and derivatives. The profit or loss arising from mismatches between such assets and liabilities is largely or completely offset by increased or reduced discretionary policyholder benefits, however, and so no tabular disclosure is provided. The tabular disclosure relates only to non-profit funds.

Price risk

The Group's price risk exposure relates to financial assets and liabilities whose values will fluctuate as a result of changes in market prices other than from interest rate and currency fluctuations. This is due to factors specific to individual instruments, their issuers or factors affecting all instruments traded in the market. Accordingly, the Group limits the exposure to any one counterparty in its investment portfolios as well as the relevant foreign markets (refer to credit and currency exposure disclosures for concentration risks impacting price risks).

The portfolio of marketable equity securities, and property investments, which is carried on the balance sheet at fair value, has exposure to price risk. The Group's objective in holding these assets is to earn higher long term returns by investing in a diverse portfolio of high quality equities and properties. Portfolio characteristics are analysed regularly and price risks are actively managed in a number of dimensions. The Group's holdings are diversified across industries, and concentrations in any one company or industry are limited.

Equity and property price risk is primarily undertaken in respect of assets held in with-profit or unit-linked funds. For unit-linked funds this risk is borne by policyholders and asset movements directly impact unit prices and hence policy values. For with-profit funds policyholders' future bonuses will be impacted by the investment returns achieved and hence the price risk. The impact on shareholders of with-profit fund bonuses is covered in the insurance risk section. In addition some equity investments are held in respect of shareholders' funds.

At 31 December 2005, traded equity securities of £9,101m and £2,355m of property assets were held.

There is also an exposure to spread changes affecting the prices of corporate bonds and derivatives. This exposure applies to with-profit funds, unit-linked funds, non-profit funds (where risks and rewards fall wholly to equity holders) and in equity holders' funds.

(b) Insurance risk

Long term insurance risk

Insurance risk refers to the risk that the frequency or severity of insured events may be worse than expected and includes expense risk. The Group's life division contracts include the following sources of insurance risk:

- Mortality – Higher than expected number of death claims on assurance products and occurrence of one or more large claims;
- Longevity – Faster than expected improvements in mortality on immediate and deferred annuity products;

49. Risk management policies (continued)

- Morbidity – Higher than expected number of serious illness claims or more sickness claims which last longer on income protection policies;
- Expenses – Policies cost more to administer than expected;
- Lapses – The numbers of policies terminating early is different to that expected in a way which increases expected claims costs or expenses or reduces future profits;
- Options – Unanticipated changes in policyholder option exercise rates giving rise to increased claims costs.

Risk management objectives and policies for mitigating insurance risk

The Group manages insurance risk through the application of underwriting guidelines, pricing and by the monitoring of emerging issues.

The Group uses several methods to assess and monitor insurance risk exposures both for individual types of risks insured and overall risks. These methods include internal risk measurement models, external data comparisons, sensitivity analyses, scenario analyses and stress testing.

The success of the run-off of the closed long term insurance businesses within the Group depends to a significant extent on the values of claims paid in the future relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the future development of financial and insurance risks.

It is therefore necessary for the boards of directors of the life division to make decisions, based on actuarial advice, which ensure an appropriate accumulation of assets relative to liabilities. These decisions include investment policy, bonus policy and, where discretion exists, the level of payments on early termination. The boards of directors of the companies which hold the life business seek to ensure that such decisions are consistent with their regulatory obligations to treat customers fairly.

Assumptions

The Group monitors the actual claims, persistency and expense experience against the assumptions used and refines the assumptions for the future assessment of liabilities. Experience may vary from estimates, the more so the further into the future we project. The life insurance companies evaluate their liabilities at least annually.

Changes in assumptions may also lead to changes in the level of capital required. To the extent that actual experience is less favourable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of additional capital required (and therefore the amount of capital which can be released from the businesses) and the ability of the Group to manage its businesses in an efficient manner may be materially adversely affected.

Underwriting and claims management strategy

The Group only accepts new business where it is contractually obliged to do so and risks consequently underwritten have been considered in the initial contract development and subsequent monitoring.

The Group maintains clear policies and procedures in relation to the management and payment of claims including the presentation of suitable reports and certificates to support claims; appropriate payment authorisation limits and regular monitoring of the level of claims received and paid across major product groups.

Reinsurance and other risk reduction strategies

Reinsurance is a major mechanism by which the Group transfers away excess risk, especially the risk of very large single death or sickness claims. The Group's strategy is to maintain in force all material reinsurance contracts. New contracts are considered where the risk reduction is justified by the terms.

Three of the subsidiaries within the life division (Phoenix & London Assurance, Phoenix Life & Pensions and Alba Life) have reassured a significant proportion of mortality risk to third party reinsurers over the last two years. Phoenix & London Assurance has since also transferred the gross liability to the reassurer by means of a scheme under Part VII of the Financial Services and Markets Act 2000.

Guarantees and options

Most life insurance policies contain an element of guarantee and many contain options. These guarantees vary considerably in both quantum and likelihood of being applied. The guarantees and options for material product lines are set out under the different product sections below.

(c) Managing product risk

The following section provides an assessment of the risks associated with the Group's main life insurance products and the ways in which it manages those risks.

(i) Protection products

Product features

These contracts are typically secured by the payment of a regular premium payable for a period of years providing benefits payable on certain events occurring within the period. The benefits may be a single lump sum or a series of payments and may be payable on death, serious illness or sickness.

Profits and/or losses arise mainly from claims experience differing from that expected.

No new protection contracts are underwritten other than to honour policy options.

The table below indicates the split of protection liabilities at 31 December 2005 between those written in with-profit funds and those directly influencing equity holders in non-profit funds and also indicates the liabilities and corresponding reinsurance assets:

	Liability £m	Reinsurance asset £m
With-profit funds	**285.0**	**113.3**
Non-profit funds	**1,653.7**	**378.9**

Management of product risks

The main risk associated with this product is the claims experience and this risk is managed through the initial pricing of the policy, the use of reinsurance and a clear process for admitting claims.

(ii) Immediate annuities

Product features

This type of annuity is purchased with a single premium at the outset, and is paid to the policyholder for the remainder of their lifetime. They may also continue for the benefit of a surviving spouse or partner after the annuitant's death. Annuities may be level, or escalate at a fixed rate, or may escalate in line with a price index and may be payable for a minimum period irrespective of whether the policyholder remains alive.

Profits and/or losses arise mainly when longevity and investment experience vary from that expected.

New annuity contracts are underwritten but only in conjunction with deferred annuity policies which reach the point of retirement.

49. Risk management policies (continued)

The table below indicates the split of immediate annuity liabilities at 31 December 2005 between those written in with-profit funds and those directly influencing equity holders in non-profit funds and also indicates the liabilities and corresponding reinsurance assets:

	Liability £m	Reinsurance asset £m
With-profit funds	**3,278.8**	**2,221.6**
Non-profit funds	**2,963.5**	**799.1**

Management of product risks

The main risks associated with this product are longevity and investment risks. Longevity risk arises as the annuities are paid for the lifetime of the policyholder, and is managed through the initial pricing of the annuity and through reinsurance (appropriately collateralised) or transfer of existing liabilities. Annuities may also be a partial 'natural hedge' against losses incurred in protection business in the event of increased mortality (and vice versa).

The pricing assumption for mortality risk is based on both historic internal information and externally generated information on mortality experience, including allowances for future mortality improvements. Pricing will also include a contingency margin for adverse deviations in assumptions.

Investment risk depends on the extent to which the annuity payments under the contracts have been matched by suitable assets which is managed by the Asset/Liability Management Committee. Asset/liability modelling is used to monitor this position on a regular basis. Details of default risk have been covered under the credit risk section.

(iii) Deferred annuities

Product features

Deferred annuity policies are written to provide either a cash benefit at retirement, which the policyholder can use to buy an annuity on the terms then applicable, or an annuity payable from retirement. The policies would contain an element of guarantee expressed in the form that the contract is written in i.e. cash or annuity. Deferred annuity policies written to provide a cash benefit may also contain an option to convert the cash benefit to an annuity benefit on guaranteed terms. These are known as Guaranteed Annuity Rate (GAR) policies. Deferred annuity policies written to provide an annuity benefit may also contain an option to convert the annuity benefit into cash benefits on guaranteed terms. These are known as Guaranteed Cash Option (GCO) policies.

The table below indicates the split of liabilities into these policy types and whether the policies are held in with-profit or non-profit funds:

	Policies with cash benefits		Policies with annuity benefits	
	Non-GAR £m	GAR £m	Non-GCO £m	GCO £m
With-profit funds				
Basic policy liability	3,239.1	3,506.0	800.0	1,481.1
Option provisions	–	1,297.9	–	2.0
Non-profit funds				
Basic policy liability	3,558.6	92.9	36.5	65.8
Option provisions	12.2	11.6	–	–

In relation to deferred annuities there are no material reinsurance assets other than £382.9 m for Alba Life.

Management of product risks
During the last decade, interest rates and inflation have fallen and life expectancy has increased more rapidly than originally anticipated.

Deferred annuity policies which are written to provide annuity benefits are managed in a similar manner to immediate annuities and are exposed to the same risks.

The guaranteed terms on GAR policies are more favourable than the annuity rates currently available in the market available for cash benefits. The guaranteed terms on GCO policies are not currently valuable.

The option provisions on GAR policies are particularly sensitive to downward movements in interest rates, increasing life expectancy and the proportion of customers exercising their option. Adverse movements in these factors could lead to a requirement to increase reserves which could adversely impact profit and potentially require additional capital. In order to address the interest rate risk (but not the risk of increasing life expectancy or changing customer behaviour with regard to exercise of the option), insurance subsidiaries within the Group have purchased derivatives that provide protection against an increase in liabilities and have thus reduced the sensitivity of profit to movements in interest rates.

The Group seeks to manage this risk in accordance with both the terms of the issued policies and the interests of customers, and has obtained external advice supporting the manner in which it operates the long term funds in this respect.

(iv) Insurance contracts with discretionary participation features

Product features
The Group operates a number of with-profit funds in the UK, in which the with-profit policyholders benefit from a discretionary annual bonus (guaranteed once added in most cases) and a discretionary final bonus. Non-profit business is also written in some of the with-profit funds and some of the funds may include immediate annuities and deferred annuities with Guaranteed Annuity Rates (GARs). The investment strategy of each fund differs, but is broadly to invest in a mixture of fixed interest and shares and/or property in such proportions as is appropriate to the investment risk exposure of the fund and its capital resources.

Management of product risks
The Group has significant discretion regarding investment policy, bonus policy and early termination values. The process for exercising discretion in the management of the with-profit funds is set out in the Principles and Practices of Financial Management (PPFM) for each with-profit fund and is overseen by With-Profit Committees. Advice is also taken from the With-Profits Actuary of each company with a with-profit fund. Compliance with the PPFM is reviewed annually and reported to the FSA and policyholders.

The bonuses are designed to distribute to policyholders a fair share of the return on the assets in the with-profit funds together with other elements of the experience of the fund. The equity holders of the Group are entitled to receive one-ninth of the cost of bonuses declared for some funds and nothing for others.

50. Group entities

The principal subsidiary undertakings of the Group are listed below.

Subsidiary	Principal activity	% of equity and votes held	% of non-equity shares held **
Alba Life Limited	Life assurance	100	100
Britannic Assurance plc	Life assurance	100	n/a
Britannic Asset Management Limited*	Holding company	100	n/a
Britannic Finance Limited	Finance, leasing and other related insurance services	100	n/a
Britannic Fund Managers Limited	Unit trust management	100	n/a
Britannic Investment Managers Limited	Asset management	100	n/a
Britannic Retirement Solutions Limited	Life assurance	100	100
Britannic Unit Linked Assurance Limited	Life assurance	100	n/a
Century Life plc	Life assurance	100	100
PA (GI) Limited	Life assurance	100	n/a
Phoenix Life Limited	Life assurance	100	n/a
Phoenix & London Assurance Limited	Life assurance	100	n/a
Phoenix Life & Pensions Limited	Life assurance	100	n/a
Phoenix Life Insurance Services Limited	Management services	100	n/a
Phoenix Life Insurance Services 2 Limited	Management services	100	n/a
RLG With Profits Holdings Limited	Holding company	100	n/a
Resolution Life Limited	Holding company	100	100
Resolution Life Services Limited	Management services	100	n/a
Resolution Life Group Limited*	Holding company	100	0
Resolution Management Services Limited*	Management services	100	n/a
SL Liverpool plc	Life assurance	100	n/a

* Directly held by Resolution plc.

** The preference shares carry no voting rights.

The information given above is for those subsidiary undertakings whose results or financial position principally affected the amounts shown in the consolidated financial statements. All subsidiary undertakings have been included in the consolidated financial statements.

Introduction

These are the Group's first annual consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted for use in the EU (IFRS).

The accounting policies set out on pages 54 to 61 have been applied in preparing the consolidated financial statements for the year ended 31 December 2005 and, with certain exceptions, for the comparative information for the year ended 31 December 2004 and for preparing an opening IFRS balance sheet as at 1 January 2004, the date of transition from UK GAAP to IFRS.

An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position and financial performance for 2004 is set out in the following tables and accompanying notes. Under UK GAAP the cash flow statement presented the cash flows relating to the shareholders' funds of the Group. Under IFRS the cash flow statement includes in addition the cash flows of the long term business funds and the cash flows of the controlled unit trusts.

Selection of accounting policies

A number of International Financial Reporting Standards permit entities to choose between alternative accounting treatments. The principal accounting treatments that have been adopted by the Group are set out below.

Comparative amounts for 2004

The requirements of IAS 32 *Financial Instruments: Presentation and Disclosure*; IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance Contracts* need not be applied in restating the comparative financial information for 2004. Advantage has been taken of this option and accordingly the comparatives for 2004 have been stated in accordance with the Group's previous accounting policies.

Share-based payments

Under the transitional rules the Group may opt not to apply IFRS 2 *Share-based Payments* to grants of shares, share options or other equity instruments that were granted either before 7 November 2002 or after 7 November 2002 and vesting before 1 January 2005. The Group has taken advantage of this option in preparing its financial statements.

Employee benefits

IAS 19 *Employee Benefits* permits actuarial gains and losses arising on defined benefit pension schemes to be reported either in the income statement or to be partially deferred under what is known as the "corridor" approach.

The International Accounting Standards Board has stated its intention to withdraw the corridor approach. IAS 19 was amended in December 2004 to permit the actuarial gains and losses arising in a defined benefit pension scheme to be reported in a separate statement of recognised income and expense. The Group has presented its IFRS results in accordance with the amendment to IAS 19.

Business combinations

IFRS 1 *First-time adoption of IFRS* permits entities to retrospectively apply IFRS 3 *Business Combinations* to past acquisitions or to take advantage of an exemption which effectively permits the original accounting treatment of acquisitions before the date of transition to be retained. Retrospective application could result in a change in the legal basis of past acquisitions and require the historical amounts arising at acquisition to be re-examined and adjusted to comply with IFRS. The Group has taken advantage of the exemption in preparing its first IFRS financial statements.

Financial assets

The directors have elected to adopt the amendments to IAS 39 *Financial Instruments: Recognition and Measurement – The Fair Value Option*. Accordingly, equities, fixed income securities, collective investment schemes and derivatives are held at fair value and fair value gains and losses are included in the income statement.

Investment properties

IAS 40 *Investment Properties* permits investment properties to be accounted for at either cost or fair value. The Group has opted to account for investment properties at fair value.

Investment contracts with discretionary participation features

IFRS 4 *Insurance Contracts* permits an entity to account for investment contracts with discretionary participation features as if they were insurance contracts. A decision has been taken to adopt the permitted alternative treatment for these contracts.

Unallocated surplus

IFRS 4 *Insurance Contracts* does not permit the unallocated surplus for with-profit business to be shown in an "intermediate" category in the balance sheet; it has to be treated as either equity or as a liability or split between the two. The Group has elected to show the unallocated surplus as a separate component of the insurance liabilities.

Income statement reconciliation

for the year ended 31 December 2004

	Technical account	Non-technical account	Classification changes	As reclassified	Pension surplus (note 1)	Goodwill (note 2)	Share options (note 3)	Controlled unit trusts (note 4)	PVIF amortisation (note 5)	Taxation (note 6)	Eliminations	As reported under IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross premiums written	526.3	–	–	526.3	–	–	–	–	–	–	–	526.3
Less: premiums ceded to reinsurers	(355.4)	–	–	(355.4)	–	–	–	–	–	–	–	(355.4)
Net premiums written	170.9	–	–	170.9	–	–	–	–	–	–	–	170.9
Fees and commmissions	–	–	37.5	37.5	–	–	–	–	–	–	(13.5)	24.0
Net investment income	897.1	14.1	(27.5)	883.7	13.0	–	–	38.5	–	–	(28.5)	906.7
Total revenue, net of reinsurance payable	1,068.0	14.1	10.0	1,092.1	13.0	–	–	38.5	–	–	(42.0)	1,101.6
Other operating income	4.0	13.3	(11.2)	6.1	–	–	–	–	–	–	–	6.1
Net income	1,072.0	27.4	(1.2)	1,098.2	13.0	–	–	38.5	–	–	(42.0)	1,107.7
Policyholder claims	1,468.1	–	–	1,468.1	–	–	–	–	–	–	–	1,468.1
Less: reinsurance recoveries	(66.5)	–	–	(66.5)	–	–	–	–	–	–	–	(66.5)
Change in insurance contract liabilities	(926.0)	–	–	(926.0)	–	–	–	–	–	–	–	(926.0)
Transfer to unallocated surplus	277.5	–	–	277.5	(11.0)	–	(0.5)	–	–	25.3	–	291.3
Net policy claims and benefits incurred	753.1	–	–	753.1	(11.0)	–	(0.5)	–	–	25.3	–	766.9
Acquisition costs	–	–	21.3	21.3	–	–	–	–	–	–	–	21.3
Administrative expenses	154.3	–	84.8	239.1	20.9	(42.0)	0.7	4.6	0.8	–	(13.5)	210.6
Net income attributable to unit holders	–	–	–	–	–	–	–	33.8	–	–	(28.5)	5.3
Other operating expenses	1.8	61.2	(63.0)	–	–	–	–	–	–	–	–	–
Transfer of allocated investment return	51.6	(51.4)	(0.2)	–	–	–	–	–	–	–	–	–
Total operating expenses	960.8	9.8	42.9	1,013.5	9.9	(42.0)	0.2	38.4	0.8	25.3	(42.0)	1,004.1
Operating profit before financing costs and income taxes	111.2	17.6	(44.1)	84.7	3.1	42.0	(0.2)	0.1	(0.8)	(25.3)	–	103.6
Financing costs	(48.7)	(8.5)	44.1	(13.1)	–	–	–	–	–	–	–	(13.1)
Income taxes	(11.3)	(16.2)	–	(27.5)	–	–	–	(0.1)	0.8	19.5	–	(7.3)
Profit for the year attributable to equity holders	51.2	(7.1)	–	44.1	3.1	42.0	(0.2)	–	–	(5.8)	–	83.2

Balance sheet reconciliation

as at 1 January 2004

	As reported under UK GAAP £m	Changes to classifications £m	As reclassified £m	Pension surplus (note 1) £m	Goodwill (note 2) £m	Share options (note 3) £m	Controlled unit trusts (note 4) £m	PVIF gross up (note 5) £m	Taxation (note 6) £m	Dividends (note 7) £m	As reported under IFRS £m
EQUITY AND LIABILITIES											
Equity attributable to equity holders of the parent											
Share capital	9.8	–	9.8	–	–	–	–	–	–	–	9.8
Share premium	47.0	–	47.0	–	–	–	–	–	–	–	47.0
Reserves	–	–	–	–	–	0.2	–	–	–	–	0.2
Retained earnings	690.8	–	690.8	28.9	(42.0)	–	–	–	(31.3)	19.7	666.1
Total equity	747.6	–	747.6	28.9	(42.0)	0.2	–	–	(31.3)	19.7	723.1
Liabilities											
Insurance contracts											
Liabilities under insurance contracts	9,083.0	2,305.8	11,388.8	–	–	–	–	–	–	–	11,388.8
Unallocated surplus	292.4	–	292.4	11.0	–	(0.2)	–	–	(28.0)	–	275.2
Provision for linked liabilities	2,305.8	(2,305.8)	–	–	–	–	–	–	–	–	–
Equalisation provision	1.1	–	1.1	–	–	–	–	–	–	–	1.1
	11,682.3	–	11,682.3	11.0	–	(0.2)	–	–	(28.0)	–	11,665.1
Provisions	29.7	–	29.7	–	–	–	–	–	–	–	29.7
Financial liabilities											
Borrowings	202.4	0.3	202.7	–	–	–	–	–	–	–	202.7
Net asset value attributable to unit holders	–	–	–	–	–	–	78.4	–	–	–	78.4
	202.4	0.3	202.7	–	–	–	78.4	–	–	–	281.1
Deferred tax	–	–	–	–	–	–	–	9.3	54.4	–	63.7
Payables related to direct insurance contracts	54.6	1.9	56.5	–	–	–	–	–	–	–	56.5
Current tax	–	72.8	72.8	–	–	–	–	–	–	–	72.8
Accruals	24.0	0.7	24.7	–	–	–	0.9	–	–	–	25.6
Trade and other payables	97.8	(75.9)	21.9	–	–	–	0.9	–	–	(19.7)	3.1
Total liabilities	12,090.8	(0.2)	12,090.6	11.0	–	(0.2)	80.2	9.3	26.4	(19.7)	12,197.6
Total equity and liabilities	12,838.4	(0.2)	12,838.2	39.9	(42.0)	–	80.2	9.3	(4.9)	–	12,920.7

	As reported under UK GAAP £m	Changes to classifications £m	As reclassified £m	Pension surplus (note 1) £m	Goodwill (note 2) £m	Share options (note 3) £m	Controlled unit trusts (note 4) £m	PVIF gross up (note 5) £m	Taxation (note 6) £m	Dividend (note 7) £m	As reported under IFRS £m
Assets											
Pension scheme surplus	–	62.0	62.0	39.9	–	–	–	–	–	–	101.9
Property, plant and equipment	8.3	59.8	68.1	–	–	–	–	–	–	–	68.1
Intangible assets											
Goodwill	167.5	–	167.5	–	(42.0)	–	–	–	–	–	125.5
Acquired in-force business	21.6	–	21.6	–	–	–	–	9.3	–	–	30.9
Deferred acquisition costs	43.3	–	43.3	–	–	–	–	–	–	–	43.3
Other	–	0.2	0.2	–	–	–	–	–	–	–	0.2
	232.4	0.2	232.6	–	(42.0)	–	–	9.3	–	–	199.9
Investment property	536.5	49.3	585.8	–	–	–	–	–	–	–	585.8
Financial assets											
Loans	–	12.0	12.0	–	–	–	–	–	–	–	12.0
Derivatives	–	13.6	13.6	–	–	–	–	–	–	–	13.6
Equities	2,158.0	483.2	2,641.2	–	–	–	149.0	–	–	–	2,790.2
Fixed income securities	5,213.2	293.6	5,506.8	–	–	–	0.9	–	–	–	5,507.7
Collective investment schemes	–	1,365.9	1,365.9	–	–	–	(903.6)	–	–	–	462.3
Other	1,268.7	(1,268.7)	–	–	–	–	–	–	–	–	–
Assets held to cover linked liabilities	2,303.6	(2,303.6)	–	–	–	–	–	–	–	–	–
	10,943.5	(1,404.0)	9,539.5	–	–	–	(753.7)	–	–	–	8,785.8
Deferred tax assets	–	4.9	4.9	–	–	–	–	–	(4.9)	–	–
Insurance assets											
Reinsurers' share of insurance contract liabilities	835.3	–	835.3	–	–	–	–	–	–	–	835.3
Reinsurance receivables	0.4	–	0.4	–	–	–	–	–	–	–	0.4
Insurance contract receivables	8.6	–	8.6	–	–	–	–	–	–	–	8.6
	844.3	–	844.3	–	–	–	–	–	–	–	844.3
Prepayments	105.2	2.4	107.6	–	–	–	–	–	–	–	107.6
Trade and other receivables	91.9	(78.4)	13.5	–	–	–	11.7	–	–	–	25.2
Cash and cash equivalents	76.3	1,303.6	1,379.9	–	–	–	822.2	–	–	–	2,202.1
Total assets	12,838.4	(0.2)	12,838.2	39.9	(42.0)	–	80.2	9.3	(4.9)	–	12,920.7

Balance sheet reconciliation

as at 31 December 2004

	As reported under UK GAAP £m	Changes to classifications (note 8) £m	As reclassified £m	Pension surplus (note 1) £m	Goodwill (note 2) £m	Share options (note 3) £m	Controlled unit trusts (note 4) £m	PVIF gross up (note 5) £m	Taxation (note 6) £m	Dividends (note 7) £m	As reported under IFRS £m
EQUITY AND LIABILITIES											
Equity attributable to equity holders of the parent											
Share capital	9.8	–	9.8	–	–	–	–	–	–	–	9.8
Share premium	47.2	–	47.2	–	–	–	–	–	–	–	47.2
Reserves	–	–	–	–	–	0.9	–	–	–	–	0.9
Retained earnings	703.0	–	703.0	25.2	–	(0.2)	–	–	(33.9)	24.4	718.5
Total equity	760.0	–	760.0	25.2	–	0.7	–	–	(33.9)	24.4	776.4
Liabilities											
Insurance contracts											
Liabilities under insurance contracts	9,318.5	1,541.0	10,859.5	–	–	–	–	–	–	–	10,859.5
Unallocated surplus	569.9	–	569.9	–	–	(0.7)	–	–	(2.7)	–	566.5
Provision for linked liabilities	1,884.9	(1,884.9)	–	–	–	–	–	–	–	–	–
Equalisation provision	0.6	–	0.6	–	–	–	–	–	–	–	0.6
	11,773.9	(343.9)	11,430.0	–	–	(0.7)	–	–	(2.7)	–	11,426.6
Provisions	25.2	–	25.2	–	–	–	–	–	–	–	25.2
Financial liabilities											
Borrowings	155.1	0.1	155.2	–	–	–	–	–	–	–	155.2
Net asset value attributable to unit holders	–	–	–	–	–	–	89.0	–	–	–	89.0
	155.1	0.1	155.2	–	–	–	89.0	–	–	–	244.2
Deferred tax	18.2	(14.1)	4.1	–	–	–	–	8.5	47.8	–	60.4
Payables related to direct insurance contracts	54.5	1.6	56.1	–	–	–	–	–	–	–	56.1
Deferred income	57.6	–	57.6	7.6	–	–	–	–	–	–	65.2
Current tax	–	59.3	59.3	–	–	–	–	–	–	–	59.3
Accruals	26.6	(5.5)	21.1	–	–	–	0.2	–	–	–	21.3
Trade and other payables	141.1	(28.0)	113.1	–	–	–	1.7	–	–	(24.4)	90.4
Total liabilities	12,252.2	(330.5)	11,921.7	7.6	–	(0.7)	90.9	8.5	45.1	(24.4)	12,048.7
Total equity and liabilities	13,012.2	(330.5)	12,681.7	32.8	–	–	90.9	8.5	11.2	–	12,825.1

	As reported under UK GAAP £m	Changes to classifications (note 8) £m	As reclassified £m	Pension surplus (note 1) £m	Goodwill (note 2) £m	Share options (note 3) £m	Controlled unit trusts (note 4) £m	PVIF gross up (note 5) £m	Taxation (note 6) £m	Dividends (note 7) £m	As reported under IFRS £m
Assets											
Pension scheme surplus	–	69.3	69.3	32.8	–	–	–	–	–	–	102.1
Property, plant and equipment	6.9	40.2	47.1	–	–	–	–	–	–	–	47.1
Intangible assets											
Goodwill	117.5	–	117.5	–	–	–	–	–	–	–	117.5
Acquired in-force business	19.8	–	19.8	–	–	–	–	8.5	–	–	28.3
Deferred acquisition costs	23.3	–	23.3	–	–	–	–	–	–	–	23.3
Other	112.5	0.2	112.7	–	–	–	–	–	–	–	112.7
	273.1	0.2	273.3	–	–	–	–	8.5	–	–	281.8
Investment property	385.9	(14.7)	371.2	–	–	–	288.3	–	–	–	659.5
Financial assets											
Loans	–	8.1	8.1	–	–	–	–	–	–	–	8.1
Derivatives	–	14.1	14.1	–	–	–	–	–	–	–	14.1
Equities	2,973.0	186.7	3,159.7	–	–	–	232.4	–	–	–	3,392.1
Fixed income securities	5,211.4	158.3	5,369.7	–	–	–	1.3	–	–	–	5,371.0
Collective investment schemes	–	1,454.7	1,454.7	–	–	–	(912.3)	–	–	–	542.4
Other	359.5	(359.5)	–	–	–	–	–	–	–	–	–
Assets held to cover linked liabilities	1,886.2	(1,886.2)	–	–	–	–	–	–	–	–	–
	10,430.1	(423.8)	10,006.3	–	–	–	(678.6)	–	–	–	9,327.7
Deferred tax assets	–	(11.2)	(11.2)	–	–	–	–	–	11.2	–	–
Insurance assets											
Reinsurers' share of insurance contract liabilities	1,575.9	(343.9)	1,232.0	–	–	–	–	–	–	–	1,232.0
Reinsurance receivables	2.7	–	2.7	–	–	–	–	–	–	–	2.7
Insurance contract receivables	8.1	–	8.1	–	–	–	–	–	–	–	8.1
	1,586.7	(343.9)	1,242.8	–	–	–	–	–	–	–	1,242.8
Current tax	–	12.0	12.0	–	–	–	–	–	–	–	12.0
Prepayments	108.1	0.7	108.8	–	–	–	–	–	–	–	108.8
Trade and other receivables	99.2	(53.4)	45.8	–	–	–	5.0	–	–	–	50.8
Cash and cash equivalents	122.2	394.1	516.3	–	–	–	476.2	–	–	–	992.5
Total assets	13,012.2	(330.5)	12,681.7	32.8	–	–	90.9	8.5	11.2	–	12,825.1

Note 1

The Group has adopted the amendment to IAS 19 *Employee Benefits* made in December 2004. In accordance with this amendment the whole of the surplus of the defined benefit pension scheme is carried in the balance sheet and the movement in the surplus is analysed between the service cost, interest cost, expected return on plan assets and any reimbursement rights, actuarial gains and losses, past service costs and the effect of any curtailments or settlements. The actuarial gains and losses are accounted for in the statement of recognised income and expense and the other items are accounted for in the income statement. The defined benefit pension scheme was previously accounted for under SSAP 24. The additional surplus recognised at the date of transition to IFRS amounted to £39.9m, £11.0m of which has been attributed to unallocated surplus and £28.9m to shareholders' retained earnings.

Note 2

In accordance with existing requirements a goodwill impairment of £50m was recognised in the Group's UK GAAP financial statements for 2004, resulting in a carrying value at the end of 2004 of £117.5m. Under IFRS 1 and IAS 36 goodwill has to be tested for impairment as at the date of transition and annually thereafter, in accordance with the guidance set out in IAS 36. This has resulted in a goodwill impairment of £42m at transition and a further impairment of £8m in the six months to 31 December 2004, resulting in a total impairment of £50m and an unchanged carrying value at the end of 2004 of £117.5m.

Note 3

As required by IFRS 2 a charge has been made to the income statement for the estimated cost of granting share options under the Group's share schemes. The amount of the charge has been computed using the Black-Scholes model except for longer term options where Monte Carlo simulations have been utilised. There is no requirement to apply IFRS 2 to options granted prior to 7 November 2002 or after 7 November 2002 and vesting prior to 1 January 2005. The adjustment on transition amounted to £0.2m and the corresponding adjustment at 31 December 2004 amounted to £0.9m.

Note 4

The Group holds in excess of 50% of the units in issue of a number of the unit trusts that it manages. In accordance with IAS 27 and SIC-12 the Group is deemed to control these unit trusts and is therefore required to include these entities in the consolidated financial statements. The effect of this is for the Group's investment in the unit trusts to be replaced with the gross amounts of the underlying assets and liabilities of the unit trusts and for the value of the units held by third party unit holders to be recognised as a financial liability.

Note 5

The value of acquired in-force business (PVIF) has been grossed up for policyholder and shareholder tax and a corresponding adjustment made to deferred tax.

Note 6

Under UK GAAP, provision is made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in the income tax return. Under IAS 12 *Income Taxes* deferred tax is provided for temporary differences between the tax base of an asset or liability and the carrying value for financial reporting purposes at the balance sheet date. The primary adjustments required under IAS 12 at 31 December 2004 are:

- Provision for deferred tax in respect of additional tax to the extent that the surplus in the non-profit funds is likely to be distributed to shareholders in the future.
- Recognition of a deferred tax asset in respect of the potential corporation tax deductions available to the Group from the exercise by employees of their share options, based on the market value at 31 December 2004.
- Removal of discounting of deferred tax, as this is not permitted under IAS 12.

Note 7

In accordance with the Companies Act 1985 and UK GAAP dividends payable to shareholders were previously accounted for in the period to which they related. Under IFRS dividends are recognised only on the date they become a legal liability, which results in the liability being accounted for in a later accounting period. At the date of transition to IFRS the final dividend for 2003 has been de-recognised, resulting in a reduction in trade and other payables of £19.7m and a corresponding increase in shareholders' retained earnings of £19.7m.

Note 8

The adjustments shown under "changes to classifications" include an adjustment to reduce the liabilities under insurance contracts and the reinsurers' share of insurance contract liabilities by £343.9m each. This adjustment gives effect to an intra-group reassurance contract, the asset and liability under which were not eliminated in preparing the Group's consolidated balance sheet as at 31 December 2004. There is no impact on the profit before income taxes or total equity for 2004.

profits attributable to equity holders

Presented under UK GAAP 2001 £m	2002 £m	2003 £m	2004 £m		Presented under IFRS 2004 £m	2005 £m
1,005.6	1,058.8	919.6	526.3	**Gross premiums**	526.3	**444.8**
				Profit before non-recurring items		
40.0	9.8	15.4	13.6	With-profit	10.8	**21.0**
(55.5)	(79.0)	12.6	21.4	Non-profit and unit linked	24.5	**108.9**
112.2	65.0	39.9	38.8	Longer term return on shareholders' funds	38.0	**44.0**
5.9	2.3	0.8	0.9	Other income and charges	1.4	**3.1**
102.6	(1.9)	68.7	74.7	Life division	74.7	**177.0**
18.6	9.9	9.1	10.0	Asset management	10.0	**11.8**
–	–	–	–	Management services	–	**3.6**
(27.8)	(5.2)	(1.3)	–	Mortgage operations	–	**–**
(3.6)	(8.0)	(4.2)	(3.8)	Group income less charges	(0.6)	**(12.0)**
89.8	(5.2)	72.3	80.9		84.1	**180.4**
–	–	–	–	Amortisation of acquired in-force business	–	**(41.6)**
89.8	(5.2)	72.3	80.9		84.1	**138.8**
				Non-recurring items		
–	–	–	–	Life division – funds merger benefits (net)	–	**17.1**
–	–	–	–	Life division – profit on acquisitions	–	**88.7**
–	–	(8.3)	(4.0)	Life division – restructuring expenses	(4.0)	**–**
–	(50.0)	(4.3)	(50.0)	Asset management – goodwill impairment	(8.0)	**–**
–	(1.7)	–	–	Asset management – restructuring expenses	–	**–**
–	–	–	–	Management services goodwill impairment	–	**(20.0)**
–	–	–	–	Release of deferred income liability	–	**26.0**
–	–	–	–	Post merger reorganisation costs	–	**(2.0)**
(43.8)	(35.7)	–	–	Mortgage operations	–	**–**
–	–	(25.1)	–	Loss on disposal of mortgage operations	–	**–**
46.0	(92.6)	34.6	26.9		72.1	**248.6**
(235.3)	(214.1)	33.7	56.9	Short term investment fluctuations	14.7	**22.9**
(0.1)	0.4	0.5	0.5	Change in equalisation provision	0.5	**–**
(189.4)	(306.3)	68.8	84.3	**Operating profit attributable to equity holders**	87.3	**271.5**
(7.1)	(6.9)	(8.4)	(8.3)	Financing costs	(8.3)	**(11.7)**
(196.5)	(313.2)	60.4	76.0	**Profit before taxes attributable to equity holders**	79.0	**259.8**
30.7	52.2	(13.1)	(31.9)	Equity holders' share of income tax	4.2	**(98.0)**
(165.8)	(261.0)	47.3	44.1	**Profit for the year attributable to equity holders**	83.2	**161.8**
				Attributable to:		
(165.8)	(261.0)	47.3	44.1	Ordinary shareholders	83.2	**154.9**
–	–	–	–	Perpetual reset capital securities	–	**4.1**
(165.8)	(261.0)	47.3	44.1		83.2	**159.0**
–	–	–	–	Minority interests	–	**2.8**
(165.8)	(261.0)	47.3	44.1		83.2	**161.8**
(84.6)p	(132.9)p	24.1p	22.4p	**Basic earnings per share**	42.3p	**65.0p**
(84.4)p	(132.9)p	23.9p	22.1p	**Diluted earnings per share**	41.9p	**64.4p**
108.4	36.4	19.7	35.1	**Cost of dividends on ordinary shares**	35.1	**71.5**

The financial information presented under IFRS is not directly comparable with that presented under UK GAAP due to the application of different measurement bases. In addition, the financial information presented under IFRS for 2005 is not fully comparable with that presented under IFRS for 2004 as IAS32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement*, IFRS 4 *Insurance Contracts* and FRS 27 *Life Assurance* were adopted from 1 January 2005 without restating the comparative amounts for 2004.

Statement of directors' responsibilities

in respect of the parent company financial statements

The directors are responsible for preparing the Annual Report and the parent company financial statements in accordance with applicable law and UK Generally Accepted Accounting Practice (UK GAAP).

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

We have audited the parent company financial statements of Resolution plc for the year ended 31 December 2005 which comprise the accounting policies, balance sheet and related notes 1 to 17. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the consolidated financial statements of Resolution plc for the year ended 31 December 2005.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable UK law and Accounting Standards (UK Generally Accepted Accounting Practice) as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the parent company financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's operational review, the Financial Review, the Directors' Report and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005; and
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP

Ernst & Young LLP
Registered auditor
London

12 April 2006

(a) Basis of preparation

The parent company financial statements are prepared in accordance with Schedule 4 of the Companies Act 1985 and applicable UK accounting standards. The financial statements are also prepared in accordance with the historical cost convention.

(b) Net investment income

Net investment income comprises interest and dividends receivable.

Interest income is recognised in the profit and loss account as it accrues. Dividend income is recognised in the profit and loss account on the date the right to receive payments is established.

(c) Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the profit and loss account as incurred.

Defined benefit plans

The Company has adopted FRS 17 *Retirement Benefits* for accounting for its share, as joint principal employer, of the surplus in the Britannic Group pension scheme. The net surplus in respect of the defined benefit pension scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine its present value and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of the Company's obligations. The calculation is performed by a qualified actuary using the projected unit credit method. The pension surplus is shown net of the associated deferred tax liability.

Share-based payment transactions

The Company issues ordinary shares under an all-employee Save As You Earn (SAYE) scheme and discretionary, performance-related Executive Share Options (ESOS) and Long Term Incentive Plan (LTIP) schemes. FRS 20 *Share-based payments*, has not been applied to those grants of ordinary shares, share options or other equity instruments that were granted either before 7 November 2002 or after 7 November 2002 and vesting before 1 January 2005. The fair value of options granted is recognised as an expense with a corresponding increase in equity.

The total amount to be expensed rateably over the vesting period is determined by reference to the fair value of the options determined at grant date, excluding the impact of any conditions not linked to the price of the ordinary shares (non-market vesting conditions). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive.

The fair value of the SAYE and ESOS options granted are measured using a binomial model and the LTIP options granted are measured using Monte Carlo simulations, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense is revised at the balance sheet date to reflect the actual number of share options that vest except where vesting conditions are linked to the price of the ordinary shares.

The application of FRS 20 is a change of accounting policy. In previous years no expense was recorded for share-based payment transactions. The effect of the change has been to increase the balance on the share options reserve by £0.9m.

(d) Borrowings

Interest bearing borrowings are recognised initially at fair value less any attributable transaction costs. The difference between initial cost and the redemption value is amortised through the profit and loss account over the period of the borrowing.

(e) Investments in group undertakings

Investments in group undertakings are held at cost less impairment.

(f) Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the profit and loss account except to the extent that it relates to items recognised in the statement of total recognised gains and losses.

Current tax is the expected tax payable on the taxable income for the year, using tax rates and laws enacted or substantially enacted at the balance sheet date together with adjustments to tax payable in respect of previous years.

Deferred tax is provided in full and consists of the estimated taxation or relief from taxation which is expected to arise from material timing differences using rates based on tax rates and laws which have been substantively enacted by the balance sheet date.

(g) Perpetual reset capital securities

The perpetual reset capital securities are shown at the net proceeds of issue. Coupons on the perpetual reset capital securities are recognised in the statement of changes in shareholders' funds when they become an obligation.

(h) Dividends

In previous years dividends declared were recognised as liabilities in accordance with Schedule 4 of the Companies Act 1985. From 1 January 2005, in accordance with FRS 21 *Events after the balance sheet date*, dividends declared after the balance sheet date are not recognised as liabilities. The comparative amounts for 2004 have been restated to reflect the adoption of FRS 21 (note 3).

Parent company balance sheet

as at 31 December 2005

	Notes	2005 £m	2004 restated £m
Fixed assets			
Investments in group undertakings	6	**247.5**	241.1
Loans to group undertakings	7	**459.0**	–
		706.5	241.1
Current assets			
Debtors (all falling due within one year)			
Amounts owed by group undertakings	7	**3.9**	–
Other debtors		**7.0**	3.0
Prepayments and accrued income		**0.1**	0.8
		11.0	3.8
Cash at bank and in hand		**17.7**	9.7
Creditors – amounts falling due within one year			
Amounts owed to group undertakings		**–**	(1.5)
Bank loan	8	**(20.0)**	(20.0)
Accruals and deferred income		**(3.0)**	(0.1)
		(23.0)	(21.6)
Net current assets/(liabilities)		**5.7**	(8.1)
Creditors – amount falling due in more than one year			
Bank loan	8	**(65.0)**	(95.0)
Provisions for liabilities and charges			
Deferred taxation		**(0.5)**	–
Net assets excluding pension asset less total liabilities		**646.7**	138.0
Pension asset	9	**23.7**	25.8
Total assets less total liabilities		**670.4**	163.8
Capital and reserves			
Called up share capital	10	**18.1**	9.8
Share premium account		**42.5**	47.2
Perpetual reset capital securities	12	**496.5**	–
Other reserves		**2.2**	0.9
Profit and loss account	13	**111.1**	105.9
	14	**670.4**	163.8

Signed on behalf of the Board by:



Michael N Biggs
Group Finance Director

1. Financial information

The parent company financial statements for the year ended 31 December 2005, set out on pages 142 to 150 were approved by the Board of directors on 12 April 2006.

2. Profit and loss account

In accordance with the provisions of section 230 of the Companies Act 1985 a separate profit and loss account of the Company has not been reproduced. The profit of the Company for the financial year amounted to £5.6m (2004: loss £31.6m).

3. Prior year adjustments and impact of new standards

The balance sheet has been restated to reflect the implementation of FRS 17 *Retirement benefits*, FRS 20 *Share-based payments* and FRS 21 *Events after the balance sheet date*.

The financial impacts of these restatements are as follows.

On adoption of FRS 17, the 2004 comparatives were restated to show a pension asset of £25.8m net of deferred tax and a charge for the year of £1.7m.

The adoption of FRS 20 led to a charge for the year to the Company of £0.2m, and a credit to the share options reserve of £0.9m.

The adoption of FRS 21 resulted in a decrease in equity holders' funds of £0.6m. This is the net effect of a £25.0m dividend declared in 2004 but not paid to the Company until 2005 and the amount accrued for the estimated final dividend of £24.4m.

FRS 25 *Financial instruments: Disclosure and Presentation* and FRS 26 *Financial Instruments: Measurement* have also been adopted with effect from 1 January 2005. These do not affect comparative amounts and are only applied to the current period.

In the balance sheet the prior year adjustment to the share premium account and investments in subsidiary undertakings relate to the establishment of a minimum share premium, in accordance with the requirements of section 132 of the Companies Act 1985, in respect of a previous Group reconstruction.

4. Auditors' remuneration

	Ernst & Young 2005 £m	KPMG 2005 £m	Total 2005 £m	KPMG 2004 £m
Statutory audit	0.1	–	0.1	–
Other services	–	0.7	0.7	–
	0.1	0.7	0.8	–

Statutory audit fees in 2004 were £20,000.

5. Tax on profit on ordinary activities

	2005 £m	2004 £m
Current tax:		
UK corporation tax credit for the year	**4.3**	3.4
Adjustment in respect of prior years	**-**	0.9
Deferred taxation:		
Origination and reversal of timing differences	**0.9**	0.7
	5.2	5.0

Reconciliation of tax charge

The current tax credit for the period is lower than (2004: lower than) the profit and loss on ordinary activities multiplied by the standard rate of UK corporation tax of 30% (2004: 30%). The differences are explained below:

	2005 £m	2004 £m
Profit/(loss) before tax	**48.7**	(25.9)
Expected tax charge at 30% (2004: 30%)	**14.6**	(7.8)
Untaxed (income)/expenses	**(19.8)**	4.6
Adjustment to tax charge in respect of prior years	**–**	(0.9)
Deferred tax credit / charge for the period	**0.9**	0.7
Current tax credit for the year	**(4.3)**	(3.4)

6. Investments in group undertakings

	2005 £m	2004 £m
Cost		
At 1 January	**341.1**	351.1
Additions	**94.4**	–
Disposals	**(35.1)**	–
Capital contribution made	**-**	10.0
Capital contribution repaid	**(52.9)**	(20.0)
At 31 December	**347.5**	341.1
Impairment		
At 1 January	**100.0**	50.0
Impairment in the year	**-**	50.0
At 31 December	**100.0**	100.0
Carrying amount		
At 31 December	**247.5**	241.1

On 6 September 2005 the Company acquired 100% of the ordinary share capital of Resolution Life Group Limited. The acquisition was effected by the issue of 164,249,733 new ordinary shares in the Company in exchange for the 'A', 'B' and Founder shares in Resolution Life Group Limited. The Company has taken advantage of merger relief thus reducing the cost of its investment to £17.1m. The costs of issuing the new ordinary shares, amounting to £5.3m, have been charged to share premium account.

In December 2005 the Company transferred its entire investment in Britannic Assurance plc to Resolution Life Limited, a subsidiary undertaking. Britannic Assurance plc was previously held at a cost of £88.0m, comprising ordinary shares of £35.1m and a capital contribution of £52.9m. In addition the Company subscribed for 62,639,197 ordinary shares of £1 in Resolution Life Group Limited and 14,613,037 ordinary shares of £1 in Resolution Management Services Limited, at par.

7. Amounts due from group undertakings

	2005	2004
	£m	£m
Loan to Resolution Life Limited	**459.0**	–
Amounts due from other subsidiary undertakings	**3.9**	–
	462.9	-

The loan to Resolution Life Limited was made on 17 November 2005 for an initial amount of £480.0m, of which £21.0m has been repaid; it is unsecured, has no fixed date of repayment and carries interest at 7% per annum.

8. Amounts owed to credit institutions

	2005	2004
	£m	£m
Current liabilities		
Bank loans	**(20.0)**	(20.0)
Liabilities: amounts falling due in more than one year		
Bank loans	**(65.0)**	(95.0)
	(85.0)	(115.0)
Borrowings are repayable as follows		
Within one year or on demand	**(20.0)**	(20.0)
Between one and two years	**(20.0)**	(20.0)
Between two and five years	**(45.0)**	(75.0)
	(85.0)	(115.0)

The loan of £85m (2004: £115m) is repayable over three years with two annual instalments of £20m in December 2006 and December 2007 and a final payment of £45m in December 2008. Interest for the year was charged at a rate between 80 and 120 basis points above LIBOR and is currently charged at a rate of 80 basis points above LIBOR.

9. Pension schemes

(a) Defined contribution schemes

Resolution plc participates in the defined contribution section of the Britannic Group pension scheme. Contributions in the year ended 31 December 2005 amounted to £0.3m (2004: £nil).

(b) Defined benefit schemes

The Britannic Group pension scheme is a final salary scheme which is generally closed to new entrants. No contributions are currently payable to the scheme due to a funding surplus. The latest actuarial valuation of the Britannic Group Pension Scheme took place on 30 June 2003. The principal assumptions used by the independent qualified actuaries in updating the latest valuations of the scheme for FRS 17 purposes are shown in the tables below, which relate to the defined benefit section. The update to the latest valuation has been based on an assessment of the liabilities of the scheme as at 31 December 2005, undertaken by independent qualified actuaries.The service cost for this arrangement is expected to rise as a percentage of earnings under the funding method adopted (the projected unit method) as the section is closed.

	2005	2004	2003
Rate of long term increase in salaries	**3.9%**	3.9%	3.8%
Rate of increase in pensions	**2.8-3.0%**	2.7-3.0%	2.7-2.9%
Discount rate	**4.7%**	5.3%	5.4%
Inflation assumption	**2.9%**	2.9%	2.8%

The amounts recognised in the profit and loss account and the statement of total recognised gains and losses are set out below.

	2005 £m	2004 £m
Profit and loss account		
Current service cost	**(2.1)**	(2.2)
Interest cost	**(0.4)**	4.7
	(2.5)	2.5
Statement of total recognised gains and losses		
Actual return less expected return on plan assets	**32.1**	5.7
Experience gains and losses arising on scheme liabilities	**(0.6)**	(0.5)
Changes in assumptions underlying the present value of scheme liabilities	**(32.1)**	(7.7)
Net actuarial losses recognised during the year	**(0.6)**	(2.5)

The cumulative amount of actuarial losses recognised in the statement of recognised gains and losses since 1 January 2004 amounts to £3.1m.

The amounts credited to other finance income are set out below.

	2005 £m	2004 £m
Expected return on scheme assets	**16.7**	20.8
Interest on pension scheme liabilities	**(16.4)**	(16.0)
	0.3	4.8

Reconciliation to the amounts recognised in the balance sheet is as follows:

	2005 **£m**	2004 £m
Total market value of assets	**389.4**	353.7
Present value of defined benefit obligation	**(355.6)**	(316.8)
Surplus in the scheme	**33.8**	36.9
Deferred tax	**(10.1)**	(11.1)
Net pension asset	**23.7**	25.8

The movement in surplus during the year is as follows:

	2005 **£m**	2004 £m
At 1 January	**36.9**	36.9
Current service cost	**(2.1)**	(2.2)
Other finance income	**(0.4)**	4.7
Actuarial losses	**(0.6)**	(2.5)
At 31 December	**33.8**	36.9

The distribution of the scheme assets at the end of the year was as follows:

	2005		2004		2003	
	Long term rate of return expected % p.a.	**2005 £m**	Long term rate of return expected % p.a.	2004 £m	Long term rate of return expected % p.a.	2003 £m
Corporate bonds	**4.1**	**311.4**	4.5	283.8	4.8	138.3
Equities	**n/a**	**–**	7.0	0.1	7.3	146.1
Properties	**6.6**	**64.7**	7.0	42.3	7.3	44.0
Cash	**4.5**	**13.3**	3.5	27.5	3.5	11.0
		389.4		353.7		339.4

No contributions are expected to be paid to the scheme in 2006.

Table of historical information

	2005	2004
Difference between expected and actual return on scheme assets (£m)	**32.1**	5.7
Percentage of scheme assets	**8.2%**	1.6%
Total amount recognised in the statement of recognised gains and losses (£m)	**(0.6)**	(2.5)
Percentage of the present value of the scheme liabilities	**0.2%**	0.8%
Experience losses on scheme liabilities (£m)	**(0.6)**	(0.5)
Percentage of the present value of the scheme liabilities	**0.2%**	0.2%

10. Called up share capital

	2005 £m	2004 £m
Authorised: 500m (2004: 260m) ordinary shares of 5p each	**25.0**	13.0

	£m	£m
Allotted, called up and fully paid ordinary shares of 5p each	**18.1**	9.8

11. Share options

Information on share options is given in note 18 of the consolidated financial statements.

12. Perpetual reset capital securities

	2005 £m	2004 £m
At 1 January	**–**	–
Issued in the year	**500.0**	–
Issue costs, net of tax relief	**(3.5)**	–
At 31 December	**496.5**	–

£500m of perpetual reset capital securities (the Notes) were issued by the Company on 17 November 2005. The Notes are listed on the London Stock Exchange. The proceeds of the issue amounted to £496.5m after deducting the issue costs, net of tax relief, of £3.5m.

The Notes are unsecured obligations of the Company and are subordinate to the claims of senior creditors. Payments in respect of the Notes are conditional upon the Company being solvent at the time of payment and immediately following such payment and also, in respect of coupon payments, having sufficient distributable reserves.

The Notes have no fixed maturity date and interest payments may be deferred at the option of the Company; accordingly the Notes meet the definition of equity for financial reporting purposes. The Notes also meet the conditions for Innovative Tier 1 capital treatment in the calculation of the Group Capital Resources under the rules of the Financial Services Authority.

The Notes may be redeemed at par at the option of the Company on the first reset date of 25 April 2016 or on any coupon payment date thereafter. Redemption is subject to the agreement of the Financial Services Authority. In certain circumstances the Company has the right to substitute the Notes or to redeem the Notes before the first reset date.

Coupons are payable annually in arrears on 25 April, commencing in 2006, at the rate of 6.5864% per annum, until the first reset date. Thereafter coupons are payable semi-annually at 2.73% per annum over the then prevailing offered rate for six-month sterling deposits.

If the Company opts to defer a coupon payment the deferred coupon payment may only be satisfied by the issue of ordinary shares in the Company, which may be made at any time. For so long as a deferred coupon payment has not been satisfied the Company may not declare, pay or distribute a dividend on its securities in issue ranking junior to the Notes, including the ordinary shares or, except in particular circumstances, redeem, purchase or otherwise acquire any of its securities in issue ranking junior to the Notes, including its ordinary shares.

13. Retained earnings

	Profit and loss reserves £m	Pension reserve £m	2005 Total £m	2004 Total £m
At 1 January, as previously reported	**80.9**	**–**	**80.9**	110.0
Prior year adjustments (note 3)	**(0.8)**	**25.8**	**25.0**	–
At 1 January, as restated	**80.1**	**25.8**	**105.9**	110.0
Profit for the year	**55.5**	**(1.7)**	**53.8**	6.0
Other recognised gains and losses	**–**	**(0.4)**	**(0.4)**	–
Dividends	**(48.2)**	**–**	**(48.2)**	(35.1)
At 31 December	**87.4**	**23.7**	**111.1**	80.9

14. Reconciliation of shareholders' funds

	Share capital £m	Share premium £m	Perpetual reset capital securities £m	Share options reserve £m	Retained earnings £m	2005 Total £m	2004 Total £m
At 1 January, as previously reported	**9.8**	**21.9**	**–**	**–**	**80.9**	**112.6**	141.5
Prior year adjustments (note 3)	**–**	**25.3**	**–**	**0.9**	**25.0**	**51.2**	–
At 1 January, as restated	**9.8**	**47.2**	**–**	**0.9**	**105.9**	**163.8**	141.5
Profit for the year	**–**	**–**	**–**	**–**	**53.8**	**53.8**	6.0
Other recognised gains and losses	**–**	**–**	**–**	**–**	**(0.4)**	**(0.4)**	–
Dividends	**–**	**–**	**–**	**–**	**(48.2)**	**(48.2)**	(35.1)
	9.8	**47.2**	**–**	**0.9**	**111.1**	**169.0**	112.4
Issue of ordinary share capital	**8.3**	**0.6**	**–**	**–**	**–**	**8.9**	0.2
Issue costs	**–**	**(5.3)**	**–**	**–**	**–**	**(5.3)**	–
Equity share options issued	**–**	**–**	**–**	**1.3**	**–**	**1.3**	–
Issue of perpetual reset capital securities	**–**	**–**	**500.0**	**–**	**–**	**500.0**	–
Issue costs, net of tax relief	**–**	**–**	**(3.5)**	**–**	**–**	**(3.5)**	–
At 31 December	**18.1**	**42.5**	**496.5**	**2.2**	**111.1**	**670.4**	112.6

The share options reserve comprises the cumulative fair value charges made to the profit and loss account in respect of share options granted and still outstanding.

Resolution plc has taken advantage of merger relief in accordance with section 131 of the Companies Act 1985 to record the shares issued on the acquisition of Resolution Life Group Limited at their nominal value.

Stamp duty of £5.3m has been charged to share premium relating to the shares issued in the acquisition of Resolution Life Group Limited.

15. Contingent liability

During 2005 the Company entered into a financial commitment in connection with a management service agreement (MSA) under which Resolution Management Services Limited agreed to provide certain services to the Phoenix regulated companies. The Company has guaranteed the due performance of the MSA to each Phoenix company which has entered into a Participation Agreement to participate in the MSA arrangements. The Company has agreed to extend its guarantee to such of its subsidiary companies which from time to time may enter into Participation Agreements and receive services under the MSA.

16. Related party disclosures

Related party transactions are disclosed in note 47 of the consolidated financial statements.

17. Events after the balance sheet date

On 4 April 2006 the directors approved a proposal to put before the Annual General Meeting of shareholders, to be held on 24 May 2006, a resolution to declare a final dividend per ordinary share of 13.21p for the year ended 31 December 2005. The cost of this dividend, £47.7m, has not been recognised as a liability in the financial statements for 2005.

We have audited the pro forma supplementary information on pages 153 to 168 in respect of the six months ended 31 December 2005, which comprises a European Embedded Value basis summary consolidated income statement, reconciliation of movements in consolidated shareholders' funds, summary consolidated balance sheet and the related notes on pages 155 to 168. The pro forma supplementary information has been prepared in accordance with the CFO Forum Principles dated May 2004 as described on page 155, with the exception of the exclusion of Resolution Management Services and Britannic Asset Management from the definition of covered business for the reasons given in note 2 on page 156, and using the methodology and assumptions set out on pages 155 to 158 and 165 to 167. The pro forma supplementary information has also been prepared as if the acquisition of Resolution Life Group Limited by Britannic Group plc took place on 30 June 2005.

This report is made solely to the Company's directors, as a body. Our audit work has been undertaken so that we might state to the Company's directors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's directors as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the pro forma supplementary information on the above European Embedded Value basis.

Our responsibilities, as independent auditors, in relation to the pro forma supplementary information are established in the UK by the Auditing Practices Board and our profession's ethical guidance. We report to you our opinion as to whether the pro forma supplementary information has been properly prepared in accordance with the European Embedded Value basis. We also report to you if we have not received all the information and explanations we require for our audit of the pro forma supplementary information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board, except that the scope of our work was limited as explained below. An audit includes examination, on a test basis, of

Independent auditors' report

to the directors of Resolution plc on the pro forma supplementary European Embedded Value information (continued)

evidence relevant to the amounts and disclosures in the pro forma supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the pro forma supplementary information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the pro forma supplementary information stated on the European Embedded Value basis is free from material misstatement, whether caused by fraud or other irregularity or error. At the request of the Directors, we performed agreed upon procedures in respect of the balance sheet at 30 June 2005, which represents the opening position for the pro forma supplementary information on the European Embedded Value basis of reporting. Therefore, we did not perform all the procedures required to complete an audit of the balance sheet at that date, of either Britannic Group plc or Resolution Life Group Limited.

In forming our opinion we also evaluated the overall adequacy of the presentation of the pro forma supplementary information.

Opinion

Except for any adjustments that might have been found necessary had we performed an audit of the European Embedded Value basis balance sheet at 30 June 2005, in our opinion the pro forma supplementary information for the six months ended 31 December 2005 has been properly prepared in accordance with the European Embedded Value basis, using the methodology and assumptions set out on pages 155 to 158 and 165 to 167.

Ernst & Young LLP

Ernst & Young LLP
Registered auditor
London

12 April 2006

Summary consolidated income statement – EEV basis

for the six months ended 31 December 2005

	Life division £m	Other £m	Total £m
Life division EEV operating profit before tax	84.9	–	84.9
Asset management	–	5.8	5.8
Management services	–	2.0	2.0
Group income and charges	–	(6.9)	(6.9)
Operating profit before non-recurring items, financing costs and tax	84.9	0.9	85.8
Non-recurring items	69.1	(30.9)	38.2
Economic experience variances	87.9	(19.2)	68.7
Effect of economic assumption changes	(17.0)	–	(17.0)
Profit/(loss) before financing costs and tax	224.9	(49.2)	175.7
Financing costs	–	(15.2)	(15.2)
Profit/(loss) before tax	224.9	(64.4)	160.5
Attributed tax charge	(67.1)	25.0	(42.1)
Profit/(loss) after tax	157.8	(39.4)	118.4

The pro forma profits arising in management services and asset management have been included on an IFRS basis for the six months ended 31 December 2005.

Reconciliation of movements in consolidated shareholders' funds – EEV basis

for the six months ended 31 December 2005

	£m
Opening embedded value at 30 June 2005	2,004.2
Profit after tax	118.4
Actuarial losses on pension scheme	(1.5)
Dividends to ordinary shareholders	(23.8)
Share capital issued	32.8
Equity share options issued	0.8
Closing embedded value at 31 December 2005	2,130.9
Embedded value per ordinary share	
31 December 2005	£5.90
30 June 2005	£5.55

Pro forma supplementary information

Summary consolidated balance sheet – EEV basis

as at 31 December 2005

	£m
Assets	
Pension scheme surplus	93.7
Goodwill	144.5
Value of in-force business	1,018.7
Investment property	2,355.7
Financial assets	32,510.7
Insurance assets	3,732.5
Other assets	625.0
Cash and cash equivalents	1,745.1
Total assets	42,225.9
Equity	
Ordinary share capital	18.1
Share premium	42.5
Other reserves	959.3
Retained earnings	92.3
Additional retained earnings on EEV basis	1,018.7
Equity attributable to ordinary shareholders	2,130.9
Perpetual reset capital securities	515.0
Preference share capital in subsidiary	98.9
Total equity	2,744.8
Liabilities	
External debt	86.6
Technical provisions	31,366.8
Financial liabilities	6,964.8
Other liabilities	1,062.9
Total liabilities	39,481.1
Total equity and liabilities	42,225.9

Notes to the pro forma supplementary information

1. Basis of preparation

The pro forma supplementary information on pages 153 to 154 covering the six months to 31 December 2005 has been prepared on the European Embedded Value (EEV) basis.

The EEV methodology adopted by the Group is in accordance with the EEV principles and guidance issued in May 2004 by the European CFO Forum, with the exception that Resolution Management Services (RMS) and Britannic Asset Management (BAM) have been excluded from the definition of covered business, for the reasons outlined below. The CFO Forum published additional guidance on disclosures. This guidance is mandatory for all supplementary financial reporting for accounting periods ending on or after 31 December 2006 and has been adopted in preparing this supplementary information.

The consolidated results have been prepared on a pro forma basis as if the acquisition of the Resolution Life Group by the Britannic Group became effective as at 30 June 2005. The Directors believe that this provides the most appropriate approach as each of the merged entities has previously published stand-alone embedded value information as at 30 June 2005, which has been subsequently restated to an EEV basis.

Results for the full year ended 31 December 2005 and for the comparative period are not presented as the Group did not prepare financial information on an EEV basis prior to 30 June 2005.

2. EEV methodology

Overview

The EEV basis of reporting for long term insurance business is designed to recognise profit as it is earned over the term of a policy. The total profit recognised over the lifetime of a policy will be the same as that recognised under International Financial Reporting Standards (IFRS) but the emergence of profit will be different.

For the purposes of EEV reporting, the Group has adopted a market-consistent methodology. Within a market-consistent embedded value (MCEV) framework, assets and liabilities are valued in line with market prices and consistently with each other. In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets.

Embedded value

The embedded value represents the shareholders' interest in the covered and non-covered businesses excluding any value that may be generated by future new business. For covered businesses, it comprises the sum of the shareholders' net worth on an EEV basis and the value of in-force business. For non-covered businesses, it comprises the IFRS net worth including goodwill. Perpetual reset capital securities, senior debt and RLG preference shares are included in embedded value at their market-consistent value.

Covered business

The EEV methodology requires an insurance company to distinguish between covered and non-covered business. The covered business is valued on an EEV basis. The assets and liabilities of the non-covered business with the exception of preference shares, perpetual reset capital securities and senior debt are valued on the IFRS basis used in the primary financial statements, including goodwill where appropriate. Results for non-covered businesses are based on the pro forma IFRS profits for the period.

The covered business includes all long term insurance business written by the Group but excludes management services and asset management.

2. EEV methodology (continued)

Under EEV guidance, productivity gains should not be recognised until they have been achieved. This treatment is inconsistent with the cost profile of a closed life fund, where continual cost reductions are required to maintain unit costs as the business runs off.

In the opinion of the Directors, if the EEV guidance were to be applied to management services and asset management, it would not provide a fair reflection of the Group's financial position.

Net worth

The net worth is the market-consistent value of the shareholders' funds of the covered businesses together with the shareholders' interest in surplus assets held in the long term business funds less the value of any projected shareholder capital injections into the with-profit funds. Projected shareholder capital injections include the intrinsic burn-through costs in respect of Phoenix & London Assurance Limited (PALAL). It also comprises the net worth of the non-covered businesses on an IFRS basis including goodwill but valuing the perpetual reset capital securities, preference shares and senior debt on a market-consistent basis.

Value of in-force

The value of in-force business (VIF) represents the present value of profits attributable to shareholders arising from covered business, less an allowance for the time value of financial options and guarantees, less an allowance for the impact of non-market risks on non-profit business, less the cost of holding required capital.

The approach adopted to calculate the market-consistent VIF combines deterministic and stochastic models. Deterministic techniques have been used to value 'non-option cash flows' that is cash flows whose values vary linearly with market movements. Stochastic techniques have been used to value cash flows with an asymmetric effect on shareholder cash flows (e.g. investment guarantees on with-profit products).

For the deterministic approach, the calculation of the VIF involves valuing cash flows using a discount rate which reflects the risk inherent in each cash flow. In practice, it is not necessary to discount each cash flow at a different rate. The same results can be achieved by projecting and discounting all cash flows at the risk free rate under the 'certainty equivalent approach'.

The market-consistent VIF is calculated under the certainty equivalent approach by using existing embedded value models and projecting and discounting all cash flows at risk-free rates.

For the stochastic approach, the MCEV calculation involves the use of stochastic models developed for the purposes of realistic balance sheet reporting.

Required capital and free surplus

The EEV principles require capital allocated to the covered business to be split between required capital, where future distributions to shareholders are restricted, and free surplus.

The amount of required capital is defined as the greater of:

a) the minimum amount of capital required to meet the FSA capital adequacy requirements, consisting of the greater of Pillar 1 and Pillar 2 capital requirements, where the Pillar 2 capital requirements allow for any Individual Capital Guidance received from the FSA;

b) the capital required under the Group's capital management policy; and

c) the commitments made to credit rating agencies.

Cost of capital

EEV principles require companies to make an allowance for the cost of capital, consistent with the definition of required capital. The cost of capital is defined as the difference between the market value of the required capital and the present value of future releases allowing for future investment return on that capital. The market-consistent cost of capital also allows for investment expenses and the cost of taxation.

Financial options and guarantees

EEV principles require companies to make an explicit allowance for the time value of financial options and guarantees.

The Group has calculated the time value cost of financial options and guarantees using market-consistent stochastic models calibrated to the market prices of financial instruments at 31 December 2005. The stochastic models allow for the impact of management actions and the hedging strategies which were in place at 31 December 2005.

Allowance for non-market risk

In general, the allowance for non-market risk is covered by the Group's adoption of best estimate experience assumptions and the amount of required capital. However, there are certain situations in which the shareholder impact of fluctuations in experience is asymmetric, namely that adverse experience can have a higher negative impact on shareholder value compared to the positive impact generated by favourable experience.

The Group has made explicit allowances for the impact of non-market risk as follows:

- within the time value of financial options and guarantees in the with-profit funds, allowance has been made for the impact of non-market risk where asymmetries in the shareholder interest mean that best estimate assumptions do not fully reflect the impact of extreme events; and similarly
- within the VIF of the non-profit business, an explicit allowance has been made for the impact of non-market risk.

The methodology used to determine the appropriate allowance for non-market risk is based on the analysis undertaken as part of the development of the Individual Capital Assessments (ICAs).

The table below summarises how each item of risk has been explicitly considered within the EEV.

Type of risk	EEV methodology
Market-related risks	Allowed for explicitly in EEV calculations
Non-market risks related to with-profit business (including non-profit business within with-profit funds)	Allowed for in calculation of options and guarantees
Non-market risks related to non-profit business which are asymmetrical relative to the impact on shareholders	Allowed for in calculation of non-market risk
Non-market risks related to non-profit business which are symmetrical relative to the impact on shareholders	Within best estimate assumption

New business

As all of the Group's funds are closed the value of new business is not material and is not separately identified as a source of value.

An allowance for future premiums arising from Department of Works and Pensions rebates is included within the value of in-force covered business. Any value arising from incremental or new policies will be included within the EEV profits for the period as an operating variance.

2. EEV methodology (continued)

Debt, preference shares and perpetual reset capital securities

All debt and equity, other than ordinary shareholders' interests, are valued on a market-consistent basis. Listed securities are valued at their closing market price. Unlisted securities and debt are valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to repayment.

Taxation

EEV profits are calculated on a net of tax basis and grossed up at the effective rate applicable to shareholders.

In adopting the EEV principles, full allowance has been made for the market-consistent value of tax which would become payable on the transfer of surplus assets out of the non-profit funds. This allowance reflects the projected pace of release of surplus from the non-profit funds that is not required to cover the burn-through costs in the with-profit funds.

3. Analysis of consolidated income statement: life division – EEV basis

for the six months ended 31 December 2005

	EEV net worth £m	Value of in-force £m	Total £m
Expected return on existing business			
Expected return on value of in-force	–	47.7	47.7
Transfer to net worth	104.0	(104.0)	–
Expected return on shareholders' net worth	40.2	–	40.2
Life division expected EEV profit before tax	144.2	(56.3)	87.9
Operating experience variances	158.3	(118.4)	39.9
Operating assumption changes	(23.6)	(19.3)	(42.9)
Life division EEV operating profit before tax	278.9	(194.0)	84.9
Non-recurring items	1.5	67.6	69.1
Economic experience variances	28.4	59.5	87.9
Effect of economic assumption changes	(41.4)	24.4	(17.0)
Life division EEV profit before tax	267.4	(42.5)	224.9
Attributed tax charge	(79.9)	12.8	(67.1)
Life division EEV profit after tax	187.5	(29.7)	157.8

Expected return on value of in-force

The expected return on the existing business for the six month period to 31 December 2005 reflects the expected change in the present value of future profits arising from the in-force business, including the cost of capital and the cost of financial options and guarantees at 30 June 2005. The expected return is the best estimate return for each line of business based on the real world investment return assumptions at 30 June 2005 shown in note 10.

The overall expected return on existing business over the six month period is £47.7m.

Expected transfer to net worth

The expected transfer to net worth of £104.0m represents the nominal transfers from VIF to net worth in the six month period ended 31 December 2005 before tax. These transfers are calculated on the basis that VIF transactions during the six month period have occurred in line with the embedded value VIF assumptions as at 30 June 2005.

Expected return on shareholders' net worth

The expected return on shareholders' net worth held within the long term business funds (£40.2m) is the best estimate return based on the real world investment return assumptions at 30 June 2005 shown in note 10.

Operating experience variances

Operating experience variances of £39.9m include an improvement in tax margins offset by increases in the costs of mortgage endowment compensation and increased costs in respect of deferred annuities. Otherwise, overall experience was broadly in line with the underlying assumptions.

Operating assumption changes

The impact of changing the operating assumptions at 31 December 2005 was to reduce the EEV by £42.9m before tax. The key changes arose from the implementation of the management services agreement between the RLG life businesses and RMS, and the strengthening of reserves for mortgage endowment compensation.

Improvements in assumptions related to guaranteed annuity take-ups of £28m have been offset by changes to longevity assumptions on the annuity book of £26m.

Non-recurring items

The synergies arising on completion of the four-way fund merger in December 2005 resulted in a one-off EEV profit of £69.1m. This profit represents the net uplift in the EEV of £48.4m grossed up at the shareholder rate of tax of 30%.

Economic experience variances

Strong equity market performance in excess of expected returns contributed the majority of the investment return out-performance of £87.9m although there were also contributions from favourable corporate bond spreads and the absence of corporate bond defaults compared to the EEV assumptions.

Economic assumption changes

The overall effect of changed economic assumptions over the period (largely a 0.1% reduction in the risk-free rate driven by the fall in gilt yields) was to reduce the life division's EEV profits by £17.0m.

Attributed tax charge

Life division EEV profits are calculated net of tax and are grossed up at the effective shareholder tax rate of 30%.

4. Analysis of consolidated income statement: other - EEV basis

for the six months ended 31 December 2005

	Management services £m	Asset management £m	Group £m	Total other £m
Asset management	–	5.8	–	5.8
Management services	2.0	–	–	2.0
Group income and charges	–	–	(6.9)	(6.9)
Operating profit/(loss) before non-recurring items, financing costs and tax	2.0	5.8	(6.9)	0.9
Non-recurring items	(21.4)	(0.6)	(8.9)	(30.9)
Economic experience variances	–	–	(19.2)	(19.2)
Profit/(loss) before financing costs and tax	(19.4)	5.2	(35.0)	(49.2)
Financing costs	–	–	(15.2)	(15.2)
Profit/(loss) before tax	(19.4)	5.2	(50.2)	(64.4)
Attributed tax (charge)/credit	(0.4)	(2.1)	27.5	25.0
Profit/(loss) after tax	(19.8)	3.1	(22.7)	(39.4)

Operating profits

The asset management, management services and Group pro forma operating profits for the six months ended 31 December 2005 are included on an IFRS basis.

Non-recurring items

The non-recurring items comprise the following:

- costs arising from the merger of RLG and Britannic of £22.8m in the six month period to 31 December 2005;
- post merger integration costs of £2.0m;
- the £19.2m benefit of the buy back of the RLG preference shares;
- the write-off of the unamortised balance of senior debt issue costs of £5.3m relating to the acquisition of RLG; and
- impairment of management services goodwill of £20.0m.

Economic experience variances

Senior debt and perpetual reset capital securities have been valued on a market-consistent basis. This results in a charge of £19.2m for the six months, primarily due to the increase in the market value of the perpetual reset capital securities, compared to their issue value of £500m.

Financing costs

Financing costs for the six months amounted to £15.2m representing £11.2m of interest paid on RLG's senior debt and £4.0m of interest paid by Resolution plc on its borrowings.

Attributed tax charge

Taxation in respect of the non-life entities has been provided on an IFRS basis and constitutes a credit on operating charges of £12.9m and a one-off credit in respect of costs associated with the merger of £12.1m, giving a total tax credit on non-life operations of £25.0m.

5. Segmental analysis of movement in embedded value

for the six months ended 31 December 2005

	Life division £m	Management services £m	Asset management £m	Group £m	Total £m
Opening embedded value at 30 June 2005	2,309.7	32.7	151.2	(489.4)	2,004.2
Profit after tax	157.8	(19.8)	3.1	(22.7)	118.4
Dividend to ordinary shareholders	–	–	–	(23.8)	(23.8)
Share capital issued	–	30.0	17.0	(14.2)	32.8
Actuarial losses on pension scheme	–	(0.9)	–	(0.6)	(1.5)
Equity share options issued	–	–	–	0.8	0.8
Capital reallocation	(91.0)	16.3	–	74.7	–
Dividend from Britannic Assurance	(55.0)	–	–	55.0	–
Capital transfer to life division	131.8	–	–	(131.8)	–
Closing embedded value at 31 December 2005	2,453.3	58.3	171.3	(552.0)	2,130.9

Dividend to ordinary shareholders
An interim dividend of £23.8m (6.60p per share) was paid on 21 October 2005.

Share capital issued
The share capital issued of £32.8m relates to the goodwill arising on the acquisition of RLG, allocated to asset management (£17.0m) and management services (£30.0m), less capitalised acquisition costs of £14.2m.

Actuarial losses on pension scheme
The £1.5m actuarial loss on the pension scheme over the period has been included on an IFRS basis reflecting the movement through the consolidated statement of recognised income and expense for the six month period ended 31 December 2005.

Equity share options issued
The £0.8m increase in share capital arising from the equity share options issued during the period has been included on an IFRS basis.

Capital reallocation
Following the acquisition of RLG and the four-way fund merger, capital has been reallocated to the individual divisions to support their ongoing operations.

Dividend from Britannic Assurance
£55m of dividends were paid by Britannic Assurance plc to Resolution plc during the 6 month period to 31 December 2005.

Capital transfer to life division
For the purposes of the EEV analysis reported at 30 June 2005, Resolution Life Limited (RLL) was defined as a Group company. Following a corporate reorganisation in December 2005, RLL is now the holding company for all of the Group's life companies and has been reclassified as falling within the segmental analysis as an element of the life division, reflecting its new role as a life division holding company.

6. Reconciliation of IFRS net worth to EEV net worth

as at 31 December 2005

	£m
Net worth as reported under IFRS as at 31 December 2005	**2,534.9**
Revision of shareholders' accrued interest	(123.8)
Tax on non-profit funds surplus assets	35.1
Acquired VIF	(566.6)
Life division goodwill	(65.0)
Intrinsic burn-through cost on PALAL	(86.5)
Market value of preference shares	(98.9)
Market value of perpetual reset capital securities	(515.0)
Other	(2.0)
Net worth on an EEV basis as at 31 December 2005	**1,112.2**

Revision of shareholders' accrued interest

The shareholders' accrued interest (SAI), being the surplus in the non-profit funds of Phoenix Life Limited, calculated on an IFRS basis uses reserving assumptions which differ from those used to calculate the actuarial long-term fund surplus for the EEV results. The reduction in net worth of £123.8m reflects the net of tax impact on the SAI of moving to the EEV statutory reserving assumptions.

Tax on non-profit funds' surplus assets

The difference in taxation of the non-profit funds' surplus assets of £35.1m reflects underlying differences between the bases of preparation for IFRS and for EEV reporting. The main differences are that non-discounted cash flows are used for IFRS reporting compared to discounted cash flows used for EEV reporting and the impact of the underlying assumptions on the rate of taxation.

Net acquired in-force business

The IFRS net worth includes net acquired in-force business of £566m which, on an EEV basis, is replaced by the value of in-force business.

Life division goodwill

The acquisition of RLG by Britannic Group gave rise to goodwill of £112m of which £65m was allocated to the life division. The life division goodwill is excluded on an EEV basis.

Intrinsic burn-through cost on PALAL

The EEV net worth is calculated after explicitly allowing for the intrinsic burn-through cost on PALAL of £86.5m. Under IFRS this burn-through is reflected in the net acquired in-force business, which is excluded on an EEV basis.

Market value of preference shares and perpetual reset capital securities

The IFRS net worth includes the preference shares and perpetual reset capital securities as equity. The EEV net worth is stated after deducting the market-consistent value of these securities.

7. Segmental analysis of market-consistent embedded value

as at 31 December 2005

	Net worth £m	Intrinsic burn through cost £m	Goodwill £m	Adjusted net worth £m	Certainty equivalent VIF £m	Time value of options and guarantees £m	Allowance for non-market risks £m	Cost of required capital £m	Total embedded value £m
Life division									
Britannic Assurance	349.8	–	–	349.8	297.5	(19.3)	(5.2)	(3.5)	619.3
Britannic Retirement Solutions	53.1	–	–	53.1	7.2	–	(5.0)	(9.4)	45.9
Britannic Unit Linked Assurance	32.1	–	–	32.1	2.7	–	(1.5)	–	33.3
Century Life	63.4	–	–	63.4	50.7	(2.7)	(7.4)	(13.4)	90.6
Allianz Cornhill life operations	64.0	–	–	64.0	146.3	–	(9.3)	(1.9)	199.1
Phoenix Life & Pensions	63.2	–	–	63.2	143.8	(1.8)	–	(7.0)	198.2
Phoenix & London Life Assurance	325.1	(86.5)	–	238.6	50.5	–	–	(37.0)	252.1
Phoenix Life[1]	431.2	–	–	431.2	508.3	–	(36.0)	(20.6)	882.9
Resolution Life[2]	131.8	–	–	131.8	–	–	–	–	131.8
Total life division	1,513.7	(86.5)	–	1,427.2	1,207.0	(23.8)	(64.4)	(92.8)	2,453.2
Management services	48.3	–	10.0	58.3	–	–	–	–	58.3
Asset management	36.8	–	134.5	171.3	–	–	–	–	171.3
Group	155.9	–	–	155.9	–	–	–	(7.3)	148.6
Embedded value (before debt, perpetual reset capital securities and minority interests)	1,754.7	(86.5)	144.5	1,812.7	1,207.0	(23.8)	(64.4)	(100.1)	2,831.4
Perpetual reset capital securities	(515.0)	–	–	(515.0)	–	–	–	–	(515.0)
Resolution plc senior debt	(86.6)	–	–	(86.6)	–	–	–	–	(86.6)
RLG preference shares	(98.9)	–	–	(98.9)	–	–	–	–	(98.9)
Embedded value	1,054.2	(86.5)	144.5	1,112.2	1,207.0	(23.8)	(64.4)	(100.1)	2,130.9

[1] Incorporating residual assets of Swiss Life UK, Phoenix Assurance and Bradford Insurance.

[2] Resolution Life is now the holding company for the Group's life companies. It was included under Group results in the 30 June 2005 EEV restatement.

8. Analysis of market-consistent embedded value

as at 31 December 2005

Intrinsic burn-through cost

The net worth of PALAL includes an intrinsic burn-through cost of £86.5m at 31 December 2005. This amount has been derived from the results of the stochastic models and scenario testing which indicate that it is appropriate to assume that none of the £79m loan made to the PALAL long-term fund in 2004 plus accumulated interest will be repaid.

Debt, perpetual reset capital securities and minority interests

The consolidated balance sheet as at 31 December 2005 includes Resolution plc senior debt (face value £85m), perpetual reset capital securities (the notes) with a face value of £500m and preference shares issued by Resolution Life Group (face value £100m).

The notes are listed and for EEV purposes are valued at the closing offer price at 31 December 2005. The Resolution plc senior debt and RLG preference shares are not listed and have been valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to repayment.

Resolution plc completed the buy-back of preference shares issued by Resolution Life Group Limited from Royal & Sun Alliance Insurance Group plc for £100m (including accumulated dividends) on 31 March 2006. This gave rise to a profit of £19.2m against the market-consistent value of the shares reported as at 30 June 2005 (£116.8m). The value at 31 December 2005 reflects the terms agreed less the impact of discounting at the risk-free rate for 3 months.

The table below summarises the value of the notes, debt and preference shares at 31 December 2005.

	Face value £m	Market-consistent value £m
Resolution plc notes	**500.0**	**515.0**
Resolution plc senior debt	**85.0**	**85.6**
RLG preference shares	**100.0**	**98.9**
Total	**685.0**	**699.5**

The notes have been included within the EEV at a market-consistent value. This value takes no account of the tax asset which is created as the coupon payment on the notes is group relieved against surplus emerging from the in-force business. The coupon payments will be £32.9m per annum until 25 April 2016. In the event that the notes are not repaid on this date, the coupon rate will be set at 2.73% above LIBOR.

The value of the tax asset is the market value of the notes less the value derived by discounting the after-tax coupon payments and expected principal repayment at the risk-free rate.

As at 31 December 2005, the discounted value of the notes at the risk-free rate was £515m, resulting in a market-consistent value of the tax asset of £nil.

9. Cost of capital and required capital

as at 31 December 2005

	EEV required capital	Regulatory required capital	EEV excess over regulatory required capital	EEV as percentage of regulatory required capital	Cost of capital
	£m	£m	£m	%	£m
Shareholder capital supporting capital requirements	833.1	672.3	160.8	124%	92.8
With-profit fund capital supporting capital requirements	2,316.0	2,234.8	81.2	104%	–
Total capital supporting capital requirements	3,149.1	2,907.1	242.0	108%	92.8
Shareholder capital supporting Group credit rating	66.0	–	66.0	n/a	7.3
Total required capital	3,215.1	2,907.1	308.0	111%	100.1

The sensitivity of cost of capital

The impact of decreasing the amount of life companies' required capital to the minimum levels required by FSA regulations is included in the sensitivities in note 11.

10. Assumptions

Economic assumptions

The gilt yield at 31 December 2005 was 4.1% (defined as the annualised return on the FTSE UK 15 year gilt index). The risk free yield curve at the valuation date was defined as the annually compounded UK nominal spot curve plus ten basis points. Thus, the risk-free rate at 31 December 2005 was assumed to be 4.2%.

Having adopted a market-consistent bottom-up approach, the economic assumptions below affect only the derived risk discount rates and do not impact the market-consistent embedded value.

The economic assumptions gross of tax (real world assumptions) and assumed margins over gilts are shown below.

Asset class	Gilt yield (g) + risk margin	Income	Gains	31 December 2005 Total
Gilts		4.1%		4.1%
Other fixed interest	g + 0.5%	4.6%		4.6%
Index-linked gilts	g	2.1%	2.0%	4.1%
Equities – UK	g + 2.5%	3.0%	3.6%	6.6%
Equities – overseas	g + 2.5%	1.9%	4.7%	6.6%
Property	g + 2.5%	6.6%		6.6%

The rate of increase in the Retail Price Index (RPI) at 31 December 2005 is assumed to be 3.0%, based on the difference between the annualised returns on the FTSE UK 15 year gilt index and the FTSE UK over 5-year index-linked gilt index at 5% inflation.

The bonus rates projected in the EEV will be those which would be paid by each company based on targeted percentages of asset shares and the assumed rates of investment return specified in the table above.

The asset mix assumed is based on the actual assets held at the valuation date in accordance with the investment criteria for each company.

10. Assumptions (continued)

Stochastic economic assumptions

The time value of options and guarantees is calculated using an economic scenario generator provided by Barrie and Hibbert, calibrated to market conditions as at 31 December 2005. The same scenario generator is used for both realistic balance sheet and EEV purposes.

Nominal interest rates are modelled using the LIBOR market model, calibrated to zero coupon bond yields plus ten basis points. The volatility structure of forward rates is calibrated to the observed volatilities on 20-year at-the-money swaptions.

Real interest rates are modelled using the two-factor Vasicek model, calibrated to gilts.

Equity volatility is calibrated to replicate the prices on a range of FTSE options.

A sample of implied volatilities (by asset class) is provided in the table below.

	Implied volatilities at 31 December 2005 (%)				
Term (years)	**5**	**15**	**20**	**25**	**35**
15 year zero coupon bonds	**6.9%**	**5.6%**	**5.0%**	**5.7%**	**7.6%**
15 year A-rated corporate bonds	**7.9%**	**7.1%**	**6.7%**	**7.4%**	**8.9%**
Equity	**16.0%**	**24.2%**	**25.6%**	**26.2%**	**27.4%**

The time value of options and guarantees also allows for expected management actions and policyholder response to the varying external economic conditions simulated by the economic scenario generator. Policyholder response has been modelled based on historical experience. Management actions have been set in accordance with the Principles and Practices of Financial Management of each company.

Risk discount rates

Having adopted a market-consistent bottom-up approach, a set of risk discount rates were derived for each product group by calculating the risk discount rate under a traditional embedded value approach that, together with the economic assumptions set out above, produces the same result as that derived using the market-consistent embedded value approach.

The derived risk discount rates by product group are given below:

	With-profit funds					Other
	BA	**PLP**	**PALAL**	**Annuities**	**Unit-linked**	**non-profit**
Risk free rate	**4.2%**	**4.2%**	**4.2%**	**4.2%**	**4.2%**	**4.2%**
Impact of:						
Bottom-up market risk	**2.0%**	**2.1%**	**0.2%**	**4.4%**	**1.7%**	
Cost of options						
- market risks	**0.2%**					
- non-market risks	**0.7%**	**0.2%**				
Other non-market risk				**0.5%**	**1.3%**	**1.1%**
Risk discount rate 31 December 2005	**7.1%**	**6.5%**	**4.4%**	**9.1%**	**7.2%**	**5.3%**
Risk discount rate 30 June 2005	**7.2%**	**6.5%**	**5.5%**	**8.6%**	**7.5%**	**5.6%**

The realistic financial position of PALAL has improved since 30 June 2005, which has resulted in lower shareholder capital being required to support the fund, and hence a lower cost of capital. Since the cost of capital is included within the VIF, the derived risk discount rate has fallen from 5.5% to 4.4% in the six month period to 31 December 2005.

The key driver of the change in risk discount rate for the annuity business was the reduction in the market-consistent VIF arising from the strengthening of annuitant mortality assumptions. This reduction in VIF has led to an increase in the derived risk discount rates for EEV purposes.

The risk discount rates shown under each of annuities, unit-linked and other non-profit business reflect the combined derived risk discount rate for the combined business of the Britannic and Phoenix companies.

Expenses

The projected per policy expenses are based on the existing management services agreements with the management services business, adjusted to allow for costs incurred directly by the life companies (e.g. regulatory fees and one-time expenses).

The projected investment expenses are based on the fees agreed with the asset management business (or external fund managers, where appropriate), allowing for the current and projected future asset mix.

Corporate expenses have not been capitalised, and will be included within the incurred expenses for the management services business in each year as they arise.

Other assumptions

All other assumptions reflect the best estimate of future experience, and are reviewed regularly in the light of emerging data on both industry and company-specific experience.

11. Sensitivity to assumptions

The table below summarises the key sensitivities to the EEV at 31 December 2005:

EEV sensitivities at 31 December 2005

	Change in EEV £m	% Change
Base EEV at 31 December 2005	**2,130.9**	
100 basis point increase in risk discount rates	**(152.1)**	**(7.1%)**
100 basis point increase in equity and property returns	**n/a**	
100 basis point decrease in risk-free rates	**4.3**	**0.2%**
10% reduction in market values of equity and property assets	**(75.2)**	**(3.5%)**
10% proportionate decrease in lapse rates and paid-up rates	**1.4**	**0.1%**
10% proportionate increase in lapse rates and paid-up rates	**0.3**	**0.0%**
5% proportionate decrease in mortality and morbidity (annuity)	**(36.8)**	**(1.7%)**
5% proportionate decrease in mortality and morbidity (assurance)	**28.6**	**1.3%**
Decrease in required capital to regulatory minimum	**20.6**	**1.0%**

11. Sensitivity to assumptions (continued)

100 basis point increase in risk discount rate
This sensitivity has been shown to facilitate comparison between companies. The reduction in EEV of £152.1m arises from increasing the derived risk discount rates shown in section 10 by 1%.

100 basis point increase in equity and property returns
There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates
A decrease in risk-free rates has minimal impact on the EEV. The key impact is that the intrinsic cost of options and guarantees will increase due to the lower assumed future investment returns. However, this cost together with the higher cost of the perpetual reset capital securities is largely offset by the upward revaluation of the fixed interest assets.

10% reduction in market values of equity and property assets
A 10% immediate reduction in the market values of equity and property assets leads to a £23.0m reduction in shareholders' adjusted net worth and a £52.2m reduction in the value of in-force.

10% proportionate decrease in lapse rates and paid-up policy rates
A decrease in lapse and paid-up policy rates across all product lines and companies results in a marginal increase in the EEV.

10% proportionate increase in lapse rates and paid-up policy rates
Similarly, an increase in lapse and paid-up policy rates across all product lines and companies leaves the EEV virtually unchanged.

5% proportionate decrease in mortality and morbidity (annuity)
A 5% decrease in the base mortality rates for annuity and morbidity rates for PHI business would cause a £36.8m reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)
A 5% decrease in the base mortality rates for assurance and morbidity rates for PHI business would cause a £28.6m increase in the EEV.

Decrease in required capital to regulatory minimum
Reducing the amount of required capital held by the life companies to the amount required to meet the minimum capital requirements set out in FSA regulations would reduce the cost of capital by £20.6m.

Notice is hereby given that the 2006 annual general meeting of the shareholders of Resolution plc (the Company) will be held at Haberdashers' Hall, 18 West Smithfield, London EC1A 9HQ on Wednesday 24 May 2006 at 10.30 am to consider the following business:

Resolution 1

To receive the directors' report and audited accounts for the year ended 31 December 2005.

Resolution 2

To approve the remuneration report for the year ended 31 December 2005.

Resolution 3

To declare a final dividend of 13.21p per ordinary share.

Resolution 4

To elect Mike Biggs as a director of the Company (Note 1 – page 171).

Resolution 5

To elect Sir David Cooksey as a director of the Company (Note 1 – page 171).

Resolution 6

To elect Clive Cowdery as a director of the Company (Note 1 – page 171).

Resolution 7

To re-elect Paul Thompson, as a director of the Company, who retires in accordance with the Articles of Association of the Company and offers himself for re-election (Note 1 – page 171).

Resolution 8

To elect Sir Brian Williamson as a director of the Company (Note 1 – page 171).

Resolution 9

To elect David Woods as a director of the Company (Note 1 – page 171).

Resolution 10

To appoint Ernst & Young LLP as auditor of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of KPMG Audit plc) to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be fixed by the directors (Note 2 – page 171).

To consider as special business and, if thought fit, to pass as an ordinary resolution:

Resolution 11

That, in substitution for any previous authority, the directors be generally and unconditionally authorised, pursuant to section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £6,000,000 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on 23 May 2011 but the Company may make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities pursuant to such offer or agreement (Note 3 – page 171).

To consider as special business and, if thought fit, to pass as a special resolution:

Resolution 12

That, subject to the passing of resolution 11 in the notice of this meeting, the directors be generally and unconditionally empowered, pursuant to section 95 of the Companies Act 1985 (the Act), to exercise all powers of the Company to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred on them under section 80 of the Act by that resolution as if section 89(1) of the Act did not apply to any such allotment. This power is limited to:

a) allotments of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings, but subject to the directors having a right to make such exclusions or other arrangements in connection with the offer as they deem necessary or expedient:

i) to deal with equity securities representing fractional entitlements; and

ii) to deal with legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

b) other allotments of equity securities for cash up to an aggregate nominal amount of £903,133

and shall expire at the conclusion of the next annual general meeting or on 23 August 2007, whichever is the earlier, save that the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities pursuant to such offer or agreement (Note 4 – page 171).

To consider as special business and, if thought fit, to pass as a special resolution:

Resolution 13

That the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares in the capital of the Company, subject to the following restrictions and provisions:

a) ordinary shares are hereby authorised to be purchased up to a maximum nominal value of £1,806,266;

b) the minimum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to the nominal value of the share;

c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five dealing days immediately preceding the day on which the ordinary share is purchased;

d) unless previously revoked or varied, this authority shall expire at the conclusion of the next annual general meeting of the Company or on 23 November 2007, whichever is the earlier; and

e) the Company may make a contract to purchase ordinary shares under this authority before the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares pursuant to any such contract (Note 5 – page 172).

To consider as special business and, if thought fit, to pass as an ordinary resolution:

Resolution 14

That the directors be authorised to amend the rules of the Resolution 2005 Long Term Incentive Plan to provide the Remuneration Committee with discretion to disapply the pro-rata reduction in the event of a good leaver event and/or change of control.

A copy of the rules of the Resolution 2005 Long Term Incentive Plan marked-up to show the proposed changes will be available for inspection during normal business hours (Saturdays, Sundays and public holidays excepted) at the registered office of the Company from the date of this notice up to and including the date of the Annual General Meeting and at the place of the Annual General Meeting for at least fifteen minutes prior to the time fixed for the meeting until the conclusion of the meeting (Note 6 – page 172).

By order of the Board



Philip Griffin-Smith
Company Secretary

Registered Office: Juxon House,
100 St. Paul's Churchyard,
London EC4M 8BU

2 May 2006

Notes on resolutions

Note 1 – Resolutions 4 to 9

The Company's Articles of Association and provision A.7.1 of the Combined Code provide that any new director appointed by the Board during the year may hold office only until the next annual general meeting, when that director must stand for election by the shareholders. Mike Biggs, Sir David Cooksey, Clive Cowdery, Sir Brian Williamson and David Woods having been appointed to the Board on 6 September 2005 accordingly seek election. Paul Thompson having been elected a director originally at the annual general meeting in 2003 now seeks re-election.

Note 2 - Resolution 10

The auditors are required to be appointed/reappointed at each annual general meeting at which the accounts are presented. Following the resignation of KPMG Audit plc on 20 September 2005, the Board appointed Ernst & Young LLP to fill the casual vacancy created by the resignation. KPMG Audit plc confirmed in their letter of resignation that there were no circumstances connected with their ceasing to hold office that should be brought to the attention of the Company's shareholders. The Board, on the recommendation of the Audit, Risk and Compliance Committee, is proposing the appointment of Ernst & Young LLP. The resolution also authorises the directors to set the remuneration of the auditors.

Note 3 - Resolution 11

The directors may not allot new shares in the Company unless authorised by its members, under the Companies Act 1985. The directors were authorised at the extraordinary general meeting in July 2005 to allot all of the Company's then authorised but unissued share capital and resolution 11 seeks renewal of the directors' authority to allot new shares. If approved, the renewed authority will be effective for five years to 23 May 2011 and will enable the directors to allot new shares up to a maximum nominal value of £6,000,000 representing approximately one third of the nominal value of the Company's issued share capital as at the date of this notice.

No treasury shares are held currently. The directors have no current intention of issuing new shares, except as needed to satisfy the exercise of options under the Company's employee share schemes. Also, the Board has decided to seek annual renewal of this authority in accordance with best practice.

Note 4 - Resolution 12

If resolution 11 is approved and the directors wish to use the general authority to allot shares it confers on them in order to allot new shares for cash, the Companies Act 1985 states that the new shares must be offered first to existing shareholders in proportion to their existing shareholdings. An offer of this type is called a 'rights issue' or an 'open offer' and the shareholder's entitlement to be offered the new shares is known as a 'pre-emption right'.

For legal, regulatory and practical reasons, however, it might not be possible for new shares allotted by means of a rights issue or open offer to be offered to certain shareholders, particularly those resident overseas. Further, it might in some circumstances be in the Company's interests for the directors to be able to allot some shares for cash without having to offer them first to existing shareholders.

To enable this to be done, shareholders must first waive their pre-emption rights.

Accordingly, resolution 12 seeks to modify the pre-emption rights of existing shareholders:

a) sub-paragraph (a) of resolution 12 seeks authority for the directors to make any arrangements which may be necessary to deal with any legal, regulatory or practical problems arising from a rights issue or open offer, for example, by excluding affected shareholders from the rights issue or open offer; and

b) sub-paragraph (b) of resolution 12 seeks the waiver of existing shareholders' pre-emption rights, but only for new shares with a maximum aggregate nominal value of £903,133 which is equivalent to approximately 5% of the Company's issued ordinary share capital as at the date of this notice. If granted, this authority will enable the directors to allot new shares for cash without further reference to shareholders.

The proposed authority, if granted, will expire within fifteen months.

Note 5 - Resolution 13

The Companies Act 1985 permits a company to purchase its own shares provided the purchase has been authorised by the company in general meeting.

Resolution 13 is a special resolution which, if passed, would give the Company the authority to purchase its own issued ordinary shares at a price of not less than five pence per share and not more than 5% above the average of the middle market quotations of the Company's shares as shown in the London Stock Exchange Daily Official List for the five dealing days before the purchase is made. The authority would be to purchase a maximum of 10% of the Company's present issued share capital and would expire at the end of the next annual general meeting or eighteen months from the date of the resolution, whichever is the earlier.

Purchases would be financed out of distributable profits and the directors would not make purchases unless they believed that the purchase was generally in the best interests of the shareholders and unless (except in the case of purchases intended to satisfy obligations under share schemes) the expected effect of the purchase would be to increase earnings per share of the remaining shares. Any shares purchased under this authority will either be held as treasury shares or cancelled and the number of shares in issue reduced accordingly. The directors have no present intention of making such purchases.

Note 6 - Resolution 14

Shareholder approval is being sought for a change to the existing Resolution 2005 Long Term Incentive Plan (the LTIP).

As explained in the Remuneration Report, the Remuneration Committee reviewed the performance conditions for new awards under the LTIP and concluded that, in respect of the 2006 and subsequent grants, awards should be subject to a combination of Total Shareholder Return and European Embedded Value per share performance targets.

As part of that review, the Committee noted that the current rules introduced on merger provide that, in the event of a good leaver event or change of control, awards will be subject to both performance conditions and a time pro-rata reduction. The Committee considers the automatic imposition of a time pro-rata reduction inflexible and is seeking the approval of shareholders to reserve discretion to the Committee to disapply the pro-rating in respect of both subsisting and future awards under the LTIP. The Committee confirms that the default position remains to apply pro-rating although it considers it helpful to have discretion, on a case by case basis and only after due consideration, to disapply pro-rating should that be considered appropriate in all the circumstances. Any such disapplication would be expressly referred to and justified in the next annual report or shareholders circular as appropriate.

Shareholder notes

Members' right to appoint a proxy

A member entitled to attend and vote may appoint a proxy to attend and vote, on a poll, instead of him/her, and that proxy need not be a member of the Company.

The Company, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6 pm on 22 May 2006 shall be entitled to attend or vote at the annual general meeting in respect of the number of shares registered in their name at the time. Changes to entries on the register after 6 pm on 22 May 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting to be held on 24 May 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Analysis of shareholders as at 31 December 2005

		Holders	%	Shares held	%
Private shareholders		5,150	76.12	12,847,725	3.56
Corporate shareholders		1,616	23.88	348,240,769	96.44
		6,766	100.00	361,088,494	100.00
Size of holding					
1	- 1,000	3,440	50.84	1,600,814	0.44
1,001	- 2,000	1,126	16.64	1,687,354	0.47
2,001	- 5,000	1,031	15.24	3,301,382	0.91
5,001	- 50,000	811	11.99	10,913,866	3.02
50,001	- 100,000	86	1.27	6,046,661	1.68
100,001	and above	272	4.02	337,538,417	93.48
Total		6,766	100.00	361,088,494	100.00

Capital gains tax

As a result of the scheme of arrangement completed on 11 November 1998 and after adjusting for the two for one capitalisation issues made in 1988 and 1993, the Company's shares are deemed to have a market value at 31 March 1982 of 30 pence per ordinary 5 pence share.

Registrar

Administrative enquiries concerning shareholdings in the Company should be addressed to the registrar who should also be kept informed of any change in the holder's address. The registrar can be contacted at:

Lloyds TSB Registrars,
Reference 1513,
The Causeway, Worthing,
West Sussex BN99 6DA.
Telephone: 0870 600 3953.
Textphone for shareholders with hearing difficulties: 0870 600 3950.

If shareholders would prefer to receive communications from the Company electronically, they may register their e-mail address with Lloyds TSB Registrars by creating a portfolio on the Shareview website at www.shareview.co.uk. Future communications can be made in electronic form as these options become available.

In addition, the Shareview service enables investors to check their holdings in many UK companies and organise their investments electronically. This service is free, easy to use and secure.

The Company has arranged for Shareview Dealing, a telephone and internet share sale service offered by Lloyds TSB Registrars, to be made available to UK shareholders. For telephone sales call 0870 850 0852 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate.

If shareholders receive multiple copies of the Group's Annual or Interim Accounts due to differing name and address details, they may write to Lloyds TSB Registrars requesting that their accounts be amalgamated.

Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the registrar. Tax vouchers are sent to the shareholder's registered address under this arrangement, unless requested otherwise.

Share price information

On 31 December 2005, the middle market price of Resolution plc ordinary 5 pence shares was £6.48 per share, having varied during the year between a low of £4.39 on 11 May 2005 and a high of £6.60 on 16 September 2005.

The ISIN code/SEDOL (Stock Exchange Daily Official List) number of the Company's ordinary shares is GB0004342563/0434256.

Share price information on Resolution plc is widely available in the financial press and on financial websites.

Website

The Resolution plc website, containing company profiles, financial information and current news can be found at www.resolutionplc.com

ShareGift

If shareholders have only a small number of shares with a value that makes it uneconomic to sell them, they may wish to consider donating them to charity through the ShareGift scheme operated by the Orr MacKintosh Foundation. Further information may be obtained from their website at www.sharegift.org or by calling 020 7337 0501.

Unsolicited mail

All UK listed companies are obliged to make their share registers publicly available upon payment of a statutory fee. Currently companies are not permitted to withhold shareholders' names and addresses and regrettably are therefore unable to restrict the potential for unsolicited mail generated from this source.

Summary of votes cast at 27 April 2005 Annual General Meeting

	Votes for	Votes against	Votes withheld
1. Receive Report and Accounts	138,112,485	335,575	1,350
2. Approve Remuneration Report	129,746,972	6,877,454	1,811,032
3. Declaration of Final Dividend	138,441,661	0	5,535
4. Re-appointment of KPMG Audit plc	136,813,264	1,584,781	41,040
5. Re-election of Malcolm Williamson	138,286,591	106,807	40,920
6. Re-election of David Allvey	138,284,621	105,517	35,830
7. Re-election of Aram Shishmanian	138,080,006	298,208	51,404
8. *Disapplication of pre-emption rights	138,050,215	95,016	152,339
9. *Authority to purchase shares	138,233,090	94,310	97,624
10. *Adoption of new SAYE Scheme	137,686,737	696,391	54,033

Summary of votes cast at 26 July 2005 Extraordinary General Meeting

	Votes for	Votes against	Votes withheld
1. Approval of Merger	127,218,236	136,358	44,163
2. Approval of LTIP	123,550,883	2,276,949	1,570,925
3. Authority to allot shares	126,203,191	427,504	768,062
4. *Change of company name	125,343,609	1,929,935	125,213
5. *Disapplication of pre-emption rights	126,320,137	300,134	778,486
6. *Authority to purchase shares	127,139,929	169,127	89,701
7. *Amendment of Articles	126,962,223	163,769	272,765

*denotes special resolution

Resolution

Resolution

Resolution plc
Incorporated in Great Britain and registered in England
Company number: 3524909
Registered Office: Juxon House, 100 St. Paul's Churchyard, London EC4M 8BU

RNS Number:1246F
Resolution PLC
23 June 2006

23 June 2006

Resolution PLC - Publication of Prospectus

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

Acquisition of Abbey National plc's Life Businesses by Resolution plc

Rights Issue of new ordinary shares ("New Shares") to raise approximately £1.54 billion at an issue price of not less than 440 pence and not more than 520 pence per New Share:
Posting of the combined Prospectus and Class 1 Circular

Further to the announcement made on 7 June 2006, the combined prospectus and circular (the "Prospectus") in connection with the proposed acquisition by Resolution plc of Abbey National plc's Life Businesses together with the associated new business infrastructure and service companies (the "Acquisition") and the proposed Rights Issue of New Shares to raise approximately £1.54 billion at an issue price of not less than 440 pence and not more than 520 pence per New Share is being posted today. Resolution plc shareholders (subject to certain exceptions) will be mailed a Prospectus (which includes notice of an Extraordinary General Meeting to be held at 12 noon on 17 July 2006 in connection with the Acquisition and the Rights Issue) and a Form of Proxy in respect of the Extraordinary General Meeting.

The Prospectus and the Form of Proxy will be available at www.resolutionplc.com as soon as practicable after this announcement.

Copies of the Prospectus and Form of Proxy will be available for inspection during normal business hours on Monday to Friday each week (public holidays excepted) from and including the date of publication of the Prospectus until completion of the Acquisition, which is expected to be in the second half of August 2006, at the registered office of Resolution plc at Juxon House, 100 St Paul's Churchyard, London, EC4M 8BU; the offices of Goldman Sachs International at Peterborough Court, 133 Fleet Street, London, EC4A 2BB; and the offices of Citigroup at Citigroup Centre, 33 Canada Square, Canary Wharf, London, E14 5LB. Copies of the Prospectus will be made available free of charge upon request.

In addition, the Prospectus and Form of Proxy will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London, E14 5HS.

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4515

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

This announcement is not an offer to sell or a solicitation of any offer to buy the nil paid rights, fully paid rights or New Shares of Resolution plc (the 'Securities') in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act') and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Resolution plc is being made in the United States.

END

PDIEAXKDADSKEFE

END